BUILD MORE

2022
ANNUAL
REPORT



A LETTER TO OUR STOCKHOLDERS:

Ambition 2025, our detailed strategic plan was unveiled in February of last year. It is a structured roadmap with initiatives that are targeted and measurable.

During the first year of the plan, we made significant progress toward achieving the targets laid out. We had record performance in 2022, generating net sales of $8.4 billion, producing 24 percent growth year over year with higher revenue across all three of our lines of business. We stayed ahead of inflation through successful pricing execution and ensuring a high-quality experience for residential, commercial, and complementary product customers. We delivered net income of $458.4 million and a record $910 million in Adjusted EBITDA and our second consecutive calendar year of strong net income margins and double-digit EBITDA margins.

$8.4 Billion
Net Sales

Market fundamentals remained solid as nondiscretionary repair and re-roofing activity underpinned our residential roofing demand. At the same time, we experienced increasing softness in the regions that have a heavier new residential construction mix due to rising interest rates. Commercial contractor sentiment, which came off early year highs, remained healthy.

We focused on the areas within our control to drive above-market growth and excel in operational safety and efficiency. We continued to build the tools needed to achieve our Ambition 2025 targets and apply them to the multiple paths we have created for growth and margin expansion.

Our digital capability and private label line continue to be competitive differentiators. In October, we announced the launch of Beacon's new PRO+ mobile app, custom designed for iPhone and Android devices. Also during the year we refreshed the TRI-BUILT label brand and saw sales of these high-margin products reach a record high. We remain on track to deliver on our Ambition 2025 goal of achieving TRI-BUILT revenue of $1 billion by 2025.

Our initiatives to grow national accounts are also generating results. Our ability to invest in specialized account representatives who focus on the operational dynamics in each of these end markets offers a differentiated value proposition for high-volume customers. In 2022, we grew net sales to our largest customers by an impressive 36%, reaching its highest level in history.

Our longstanding continuous improvement mindset, including the initiative to drive improved performance at our bottom quintile branches, has generated meaningful contribution for many years, and 2022 was no different. The structure to improve these branches is simple, repeatable and has made a significant contribution to the top-line and the bottom-line.

Our Greenfield and M&A teams are executing on our pipeline of value creating investments. During the year, we exceeded our original plan to open 10 facilities by commissioning 16 new branches across 12 states. In addition, we welcomed five acquisitions, adding 22 branches with new markets, leadership, and technical capabilities. Our recent Coastal acquisition represents a new platform to build out our specialty waterproofing business.

Our Beacon OTC® network remained a differentiator. At year end, we had 60 markets including over 280 branches where our teams work together to deliver a service model that is solely focused on solutions. The result is improved customer service, lower cost to serve, better inventory management and accelerated talent development.

Attracting and retaining the best talent is critical to unlocking the potential of our people, our growth engine, and our operations. We filled several key leadership positions within our sales force, lines of business and leadership ranks, while at the same time advancing our diversity, equity and inclusion initiatives.

We remained committed to being a vital member of the local communities in which we live, operate, and serve. As part of our Investor Day last year, we issued our inaugural Corporate Social Responsibility report centered around our core values. In addition, we set a goal to reduce our carbon emission intensity by 50% by 2030 with a focus on our facilities and fleet.

Our strategic initiatives are designed to create shareholder value, and we are committed to improving returns for owners of our stock. In 2022, we repurchased and retired shares representing more than ¾ of the $500 million share repurchase authorization announced at our Investor Day last year.

As we look forward, we are confident that our resilient business model is positioned to outperform the market in a dynamic demand environment. I thank our more than seven thousand team members for an outstanding 2022 and their relentless commitment to helping our customers build more every day. As always, we sincerely appreciate the support from the investment community as well as our valued customers, suppliers, and employees.

Sincerely,



Julian G. Francis
President and Chief Executive Officer
April 5, 2023



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____

Commission File Number 000-50924

BEACON ROOFING SUPPLY, INC.
(Exact name of registrant as specified in its charter)

Delaware	**36-4173371**
State or other jurisdiction of	**I.R.S. Employer**
incorporation or organization	**Identification No.**

505 Huntmar Park Drive, Suite 300, Herndon, VA 20170
Address of Principal Executive Offices, Zip Code

(571) 323-3939
Registrant's telephone number, including area code

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	**BECN**	**NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒		Accelerated filer ☐
Non-accelerated filer ☐		Smaller reporting company ☐
		Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant, computed by reference to the closing price at which the common stock was sold as of the end of the second fiscal quarter ended June 30, 2022, was $2.57 billion.

The number of shares of common stock outstanding as of January 31, 2023 was 64,252,651.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) will be incorporated by reference from the Registrant's definitive proxy statement for its 2023 Annual Meeting of Stockholders, which will be filed pursuant to Regulation 14A with the United States Securities and Exchange Commission ("SEC") within 120 days after the end of the fiscal year to which this report relates.

BEACON ROOFING SUPPLY, INC.

Index to Annual Report on Form 10-K

Year Ended December 31, 2022

FORWARD-LOOKING STATEMENTS

The matters discussed in this Form 10-K that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will be," "will continue," "will likely result," "would" and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information.

We believe that it is important to communicate our future expectations to our investors. However, there are events in the future that we are not able to accurately predict or control. The factors listed under Item 1A, Risk Factors, as well as any cautionary language in this Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, those described under Item 1A, Risk Factors and elsewhere in this Form 10-K.

Forward-looking statements speak only as of the date of this Form 10-K. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this Form 10-K, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this Form 10-K or that may be made elsewhere from time to time by or on behalf of us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

ITEM 1. BUSINESS

Unless the context suggests otherwise, the terms "Beacon," the "Company," "we," "our" or "us" are referring to Beacon Roofing Supply, Inc.

Overview

Beacon is the largest publicly traded distributor of roofing materials and complementary building products, such as siding and waterproofing, in North America. We have served the building industry for over 90 years and as of December 31, 2022, operated 480 branches throughout all 50 states in the U.S. and six provinces in Canada. We offer an extensive range of high-quality professional grade exterior products comprising over 130,000 SKUs, and we serve nearly 100,000 residential and non-residential customers who trust us to help them save time, work more efficiently, and enhance their businesses.

We differentiate ourselves in the industry by providing our customers with seamless execution, practical innovation, and a hands-on approach that allows us to serve each of our individual customer's specific needs. We also work closely with our suppliers, who rely on us to position their products advantageously in the market, supporting advances in products and services that ultimately benefit our customers.

Our Industry

Roofing and complementary product distributors serve the important role of facilitating the supply chain relationships between a small number of manufacturers and thousands of local, regional, and national contractors. Distributors can maintain localized inventories, extend trade credit, give product advice, and provide delivery and logistics services.

The exterior products industry experienced constrained supply chain dynamics in 2021 and 2022. As a result, we experienced significant cost increases and, at times, a limited ability to purchase enough product to meet customer demand. We have continued to experience elevated backlog metrics, though they have eased throughout the second half of 2022. Open orders, a measure of our backlog, ended the quarter lower than the prior quarter-end, though it remains higher than pre-pandemic levels. These trends, caused in large part from global disruptions related to the COVID-19 pandemic and the subsequent rapid economic recovery, may persist in the near-term. In addition to inflationary pressures caused by product shortages, we are also experiencing product cost inflation caused by increased input costs, including rising oil prices, which increases may have been impacted by the global economic and geopolitical environment, including the Russian invasion of Ukraine. We took proactive measures to ensure adequate inventory, price effectively, and deliver high-value solutions to our customers' critical building material needs. As a leading distributor of essential building materials, we will continue to react quickly to market and supply chain developments and ensure high-quality service for our customers.

Market Size

Based on management's estimates, we believe the roofing distribution market in the United States and Canada represents more than $30 billion in annual sales with roughly 70% of the market in residential roofing and 30% in non-residential. Additionally, we believe the distribution market for complementary building products, including siding, waterproofing, plywood/oriented strand board (OSB), and windows and doors, represents approximately $25 billion in annual sales with roughly 80% of the market in residential and 20% in non-residential. We believe our position in a collective addressable market of roughly $55 billion provides multiple paths to growth.

Demand Drivers

We believe the majority of roofing demand is driven by re-roofing activity (estimated at 80%) with the remaining demand tied to new construction. Re-roofing projects are typically related to necessary maintenance and repairs and are therefore less likely to be postponed during periods of recession or slower economic growth. As a result, demand for roofing products historically has been less volatile than overall demand for construction products.

Our complementary building products demand comes from both the residential and non-residential sectors. These products allow us to be the supplier of choice to exteriors-focused customers and possess relatively greater end-market exposure to new construction compared to roofing products.

In addition to our domestic operations, we also operate in six provinces across Canada. These international locations represented approximately 3.2% of our total net sales for the year ended December 31, 2022. For further geographic information, see Notes 5 and 17 in the Notes to Consolidated Financial Statements.

Competition

Our competition is primarily composed of national, regional, and local specialty roofing distributors and, to a lesser extent, other building supply distributors and big box retailers. Among distributors, we compete against a small number of large distributors and many small, privately-owned distributors. Given significant consolidation in the past decade, Beacon and two other distributors now represent over 50% of the roofing distribution industry in North America. Although we are the largest publicly traded distributor of roofing materials and complementary building products in North America, the industry remains highly competitive. The principal competitive factors in our business include, but are not limited to, the availability of materials and supplies; technical product knowledge and advisory expertise; delivery and other services including digital capabilities; pricing of products; and the availability of credit and capital.

Our Customers

Our mission is to empower our customers to build more for their customers, businesses, and communities. Our project lifecycle support helps our customers find projects, land the job, do the work and close it out with guidance that allows them to deliver on project specifications and timelines that are critical to their success. Using an omni-channel approach and our PRO+ digital suite, we differentiate our services and drive customer retention.

Our customer base is composed of professional contractors, home builders, building owners, lumberyards, and retailers across the United States and Canada who depend on reliable local access to building products for residential and non-residential projects. Our customers vary in size, ranging from relatively small contractors to large contractors and builders that operate on a national scale. A significant number of our customers have relied on us as their vendor of choice for decades. For the year ended December 31, 2022, no single customer accounted for more than 1% of our net sales.

Our Strategic Initiatives

Our objective is to be the preferred supplier of exterior building products across markets in the United States and Canada. On February 24, 2022, we announced our Ambition 2025 Value Creation Framework ("Ambition 2025") to drive growth, enhance customer service and expand our footprint in key markets, which included new Ambition 2025 financial targets and the Repurchase Program (as described in Note 8 in the Notes to the Consolidated Financial Statements), as well as strategic deployment of capital on acquisitions. Our Ambition 2025 has four strategic priorities, as outlined below. These strategies are central to achieving sales growth, improving operational performance, and increasing profitability. Most importantly, our customers benefit from these initiatives as they are designed to make us more efficient and easier to do business with, differentiating our service from competitors.

Growth

Our history has been strongly influenced by significant acquisition-driven growth, highlighted by the acquisitions of Allied Building Products Corp. for $2.88 billion in 2018 and Roofing Supply Group, LLC for $1.17 billion in 2016. These strategic acquisitions expanded our geographic footprint, enhanced our market presence, and diversified our product offerings. The scale we have achieved from our expansion serves as a competitive advantage, allowing us to use our assets more efficiently, and control our expenses to drive operating leverage.

We have pursued and finalized numerous acquisitions in key markets to complement the expansion of our geographic footprint, including 22 total branches from our acquisitions in 2022 (for additional information, see Note 3 in the Notes to Consolidated Financial Statements):

- on December 30, 2022, we acquired Whitney Building Products, LLC, a distributor of commercial and multifamily waterproofing and restoration products, with one branch located in Massachusetts and annual sales of approximately $19 million prior to the acquisition;

- on November 1, 2022, we acquired Coastal Construction Products, one of the largest independent distributors of specialty waterproofing products in the U.S., with 18 branches primarily in the Southeast and annual sales of approximately $250 million prior to the acquisition;

- on June 1, 2022, we acquired Complete Supply, Inc., an independent distributor of residential roofing and exterior building supplies to contractors and homebuilders, with one branch located in Illinois and annual sales of approximately $10 million prior to the acquisition;

- on April 29, 2022, we acquired Wichita Falls Builders Wholesale, Inc., a distributor of complementary residential exterior building materials, including windows, doors and siding to contractors, homebuilders and retail customers, with one branch located in Texas and annual sales of approximately $4 million prior to the acquisition; and

- on January 1, 2022, we acquired Crabtree Siding and Supply, a wholesale distributor of residential exterior building materials, including a broad offering of complementary products, to contractors and homebuilder customers, with one branch located in Tennessee and annual sales of approximately $1 million prior to the acquisition.

In addition, on January 4, 2023, we announced the acquisition of First Coastal Exteriors, LLC, a distributor of complementary residential and commercial building products including siding, gutter products, and windows, with two branches in the Southeast and annual sales of approximately $10 million prior to the acquisition.

We are also pursuing organic growth via new greenfield locations to expand service to customers in key markets. In 2022 we opened 16 branches across California, Florida, Georgia, Illinois, Indiana, Kentucky, Minnesota, North Carolina, Tennessee, Texas, Virginia, and Wisconsin.

To achieve organic growth, we are investing in sales models and channels that add value to our customers. Further development and facilitation of relationships between our local sales teams and contractors give us considerable opportunities to differentiate our service offerings. We are focused on additional training for our sales organization, helping our sales team build on existing customer relationships, leading to higher productivity. In addition, we supplement the sales team's outreach efforts with branch personnel, digital platform engagement, centralized sales, marketing and pricing support and call center support. Our customer relationship management (CRM) software elevates customer contact efficiency and provides coaching metrics to our sales team, while additional tools and analytics are being employed to enhance the sales team's pricing proficiency.

In order to pursue these strategic growth initiatives and focus on our core exterior products business, we completed two divestitures in 2021. On December 1, 2021, we completed the divestiture of our solar products business ("Solar Products"). The results of operations from Solar Products were not material to us and are included in continuing operations for the periods presented. On February 10, 2021, we completed the sale of our interior products and insulation businesses ("Interior Products") to Foundation Building Materials Holding Company LLC for the final adjusted purchase price of $842.7 million. We have reflected Interior Products as discontinued operations for the three months ended December 31, 2021 and years ended September 30, 2021 and 2020. Unless otherwise noted, amounts and disclosures in our discussion below relate to our continuing operations. For additional information, see Note 4 in the Notes to Consolidated Financial Statements.

Digital

We provide the most complete digital offering in building products distribution and continue to expand our capabilities. Beacon PRO+ is our proprietary digital account management suite which allows customers to manage their business with us online, and Beacon 3D+ is our roofing estimating tool for our residential customers. Our digital platform enables customers to order online from our catalog of over 130,000 products, have 24/7 access to view real-time pricing, process and review the status of orders, track deliveries, monitor local storm activity and vendor promotions, request and approve quotes, and pay their bills online. We are further enhancing PRO+ through partner integrations to help our customers improve estimating, project management, and the homeowner experience. Beacon PRO+ provides us with additional opportunities to engage with our customers and helps them save time, work more efficiently, and grow their businesses.

By expanding and promoting our digital solutions, we intend to meet our customers' changing needs and improve our returns through e-commerce. We will also build strong relationships with suppliers who rely on us to position their products advantageously in the market.

Beacon OTC® Network

Our On Time & Complete (OTC) Network is an operating model in which networked branches share inventory, fleet, equipment, employees, and systems for an optimal customer delivery experience. Customers benefit with improved service levels, delivery times, and product availability, while we gain efficiencies in staffing, fleet, and inventory. We are transitioning to this model in our markets containing an appropriate level of branch density, which we believe will drive shared success for our teams. As of December 31, 2022 our Beacon OTC Networks were operational in 60 markets, consisting of over 280 branches.

Branch Performance

We are a learning organization intent on continuous improvement. In particular, we maintain an intensified focus on our branches falling in the bottom quintile of our operating performance metrics in order to determine the appropriate actions to improve the profitability of these locations. Using extensive data from our enterprise resource planning (ERP) system and a regular management reporting cadence, we are able to diagnose issues and make sustainable improvements. We will continue to focus on driving sales and operating improvements to bring these branches up to their potential.

Our Products & Services

Our product lines are designed to meet the requirements of our residential, non-residential, and complementary building products customers. We carry one of the most extensive arrays of high-quality branded products in the industry, including our private label brand, TRI-BUILT. Our TRI-BUILT products offer a high-quality and superior-value alternative for our customers while delivering higher margins and brand exclusivity in the marketplace. We fulfill the vast majority of our warehouse orders with inventory on hand because of the breadth and depth of the inventories at our branches.

In the residential market, asphalt shingles comprise the largest share of the products we sell. In the non-residential market, single-ply membranes, insulation, and accessories comprise the largest share of our product offering. In the area of complementary building products, waterproofing, siding, plywood/OSB, and windows and doors comprise the largest share of the products in our portfolio.

During the year ended December 31, 2022, our distribution infrastructure served more than 1.4 million customer deliveries. We maintained a fleet of 1,660 straight trucks, 718 tractors, and 893 trailers. Nearly all of our delivery vehicles are equipped with specialized equipment, including 2,334 truck-mounted forklifts, cranes, hydraulic booms, and conveyors, which are necessary to deliver products to job sites in an efficient and safe manner and in accordance with our customers' requirements.

Beyond product delivery, we emphasize superior value-added services to our customers. We employ a knowledgeable sales force that possesses an in-depth understanding of roofing and the building products we provide. Our sales force provides guidance to our customers throughout the lifecycles of their projects, including training, technical support, and access to Beacon PRO+ and 3D+, where they can find leads, track storms, order online, track deliveries, view order history, participate in promotions, and pay invoices.

Our Supply Chain

We are a key distributor for our suppliers due to our industry expertise, scale, track record of growth, financial strength, and the substantial volume of products that we distribute. We maintain strong relationships with numerous manufacturers of roofing materials and complementary building products in order to reduce the dependence on any single company, maintain purchasing leverage, and ensure breadth of product availability. This has been particularly relevant as the building materials industry has experienced constrained supply chain dynamics both domestically and internationally. Our largest suppliers include companies such as Owens Corning, GAF, Carlisle Construction Materials, Holcim Elevate, CertainTeed Roofing and Siding, IKO Manufacturing, TAMKO Building Products, Westlake Royal Building Products, James Hardie Building Products, Dow, Sika USA, and many more high quality suppliers.

We manage the procurement of products through our national headquarters, regional offices, and local branches, allowing us to take advantage of both scale and local market conditions to purchase products more economically than most of our competitors. Product is shipped by the manufacturers either to our branches, our OTC Network hubs, or directly to our customers.

Our Values – Environment, Social, and Governance (ESG)

Beacon was founded on a set of principles that have guided our business practices and growth philosophy for over 90 years. Through growth, geographic expansion, and acquisition of building supply brands throughout the United States and Canada, we have sustained a values-based company culture. Our values continue to be the foundation of being a preferred provider for our customers, employees, suppliers, and communities.

Environmental

We believe that protection of the environment is important to the long-term success of our business, and we are committed to sustainable business practices. We are continually looking for ways to run our business successfully while safeguarding natural resources for future generations. Because we are not a manufacturer, we work closely with our supply chain partners to reduce our joint impact on the environment. We expect our suppliers to preserve natural resources and continuously improve the environmental impact of their products and services as we have expressed in our Supplier Code of Conduct.

Our greatest impact on the environment is through fleet emissions, and we have committed to using the Beacon OTC® Network strategy to minimize fuel use intensity. OTC focuses on transforming multi-branch markets into a holistic market model that optimizes customer deliveries by shipping from the closest branch to the customer's delivery address. Further, we continually invest in modernizing our fleet to reduce emissions and improve safety for our drivers. As an EPA SmartWay Partner, we also benchmark with and learn from companies that have similar large fleets and are seeking to minimize emissions. In 2022, we took a step forward by announcing a 10-year emissions reduction target. For the period from 2020 to 2030 we intend to lower our scope 1 and 2 emissions intensity by 50%.

Social – Human Capital

We value putting people first and strive to help our employees, customers, and suppliers reach their full potential. We emphasize our core values to all our employees, establishing shared expectations of respect and inclusivity, work ethic, collaboration, and a commitment to deliver quality results.

We are committed to a culture of safety, including a focus on the overall health and wellness of our employees. We maintain a comprehensive safety tracking and companywide scorecard program. We track and closely manage overall workers' compensation and auto claims, OSHA recordable incidents, lost time rates, Department of Transportation compliance, and other internally established safety prevention elements in an effort to make every day safer.

We conduct new hire and annual training taken by all employees to provide anti-bribery, antitrust, unfair competition, anti-kickback and other compliance knowledge, and promote behavior that reflects our core value to Do the Right Thing.

We conduct a comprehensive annual organization and talent review process, culminating with a report to the Board of Directors covering key elements such as: executive succession and development, organizational structure, diversity, talent pipelines, and workforce planning requirements. We maintain a broad suite of e-learning courses to deliver new hire, professional development, and annual training on subjects such as management skills, product knowledge, and operational proficiency.

Our Total Rewards program encompasses compensation, benefits, and employee development. In 2022, we added paid parental leave to our benefits. We track voluntary and involuntary turnover and conduct exit interviews to gain relevant information and adapt our engagement and retention strategy as appropriate.

We are taking steps to expand our role as an employer that champions diversity, inclusion, and equality of opportunity. We have a companywide DEI Council composed of thirteen diverse team members who have made a formal pledge to lead, inspire, and empower Beacon employees. In 2022, we engaged all employees in an initiative to emphasize that Beacon "has your BACK" in cases of harassment of any kind and to train employees to be advocates for one another. The content is now included in on-boarding for all new employees. We measure demographics, including gender and ethnic diversity, by business and function and are placing a more targeted focus on our incoming college graduate pipeline and branch operations roles to improve overall representation. In 2022, we welcomed our most diverse intern cohort to date. In addition, we are a founding sponsor of National Women in Roofing, a volunteer-based organization that supports and advances the careers of women roofing professionals, and in 2022 we named the winner of our second annual North American Female Roofing Professional of the Year contest.

We promote a culture of charitable giving and giving back to our neighbors. In 2022, we established a national partnership with Rebuilding Together, the leading national nonprofit with a vision to ensure safe homes and communities for everyone. In addition, we named ten veteran winners in our fourth annual Beacon of Hope contest that was created to give back to distinguished military veterans by providing roof replacements or repairs. To date, the contest has helped deliver new or repaired roofs to 42 former service people facing adversity in the years following their military service. We also maintain Beacon CaReS, an employee assistance fund to support team members who are impacted by unexpected financial crisis. The fund is supported by donations from both us and our employees and was the beneficiary of our Giving Tuesday campaign. In addition, we awarded $50,000 in post-secondary funding to winners of Robert R. Buck Scholarships for outstanding students whose parents work at Beacon.

As of December 31, 2022, we had 7,478 active employees. Approximately 13% of team members were women and approximately 34% of team members were racially and ethnically diverse. We have 323 employees that are represented by labor unions and there are no material outstanding labor disputes.

Governance

Our employees, managers, and officers conduct our business under the direction of our CEO and the oversight of our Board of Directors (our Board) to enhance our long-term value for our stockholders. The core responsibility of our Board is to exercise its fiduciary duty to act in the best interests of our company and our stockholders. In exercising this obligation, our Board and committees perform a number of specific functions, including risk assessment, review, and oversight. While management is responsible for the day-to-day management of risk, our Board retains oversight of risk management for our company as a whole, assisting management by providing guidance on strategic risks, financial risks, and operational risks.

Maintaining our leadership position in the building products distribution industry requires that our information technology deliver against our goal to help our customers build more. Our information security team deploys an array of cybersecurity capabilities to protect our various business systems and data. We continually invest in protecting against, monitoring, and mitigating risks across the enterprise including, as one of our risk mitigation controls, an information security risk insurance policy.

Our information security and privacy policies are in place and regularly updated based on business, compliance, and any other needs. Our Chief Information Officer briefs the Audit Committee of our Board quarterly, and our Board annually, regarding information security matters.

We provide new hire and annual security awareness and privacy training to all online employees. In addition, targeted training is conducted for key departments dealing with sensitive data types. Beacon conducts monthly phishing assessment exercises to ensure employees are aware and educated about phishing threats and are trained to identify and report them.

External and internal resources perform assessments and penetration testing throughout the year on Beacon applications, networks, and environments. We perform an annual review to verify our compliance with the Payment Card Industries Data Security Standards (PCI DSS).

In the event of a security issue, we have an incident response plan and trusted experts to quickly triage, contain and understand the issue, as well as protect against it going forward. Our management team regularly reviews our response readiness and completes tabletop exercises on potential cybersecurity breaches with the assistance of a third-party cybersecurity consultant. We had no material publicly reportable information security incidents in the year ended December 31, 2022.

Government Regulations

We are subject to regulation by various federal, state, provincial, and local agencies. These agencies include the Environmental Protection Agency, Department of Transportation, Occupational Safety and Health Administration, and Department of Labor and Equal Employment Opportunity Commission. We believe we comply, in all material respects, with applicable statutes and regulations affecting environmental issues and our employment, workplace health, and workplace safety practices, and compliance with such statutes and regulations has no material effect on our capital expenditures, earnings, or competitive position.

Seasonality and Quarterly Fluctuations

The demand for building materials is closely correlated to both seasonal changes and unpredictable weather patterns, therefore demand fluctuations are expected.

In general, our net sales and net income are highest in quarters ending June 30, September 30, and December 31, which encompass the peak months of construction and re-roofing. Conversely, we have historically experienced low net income levels or net losses in quarters ending March 31, when winter construction cycles and cold weather patterns have an adverse impact on our customers' ability to conduct their business.

Our balance sheet fluctuates throughout the year, driven by similar seasonal trends. We generally experience an increase in inventory and peak cash usage in the quarters ending March 31 and June 30, driven primarily by increased purchasing that is necessary to meet the rise in demand for our products during the warmer months. Accounts receivable, accounts payable, and cash collections are generally at their highest during the quarters ending June 30 and September 30, when sales are typically at their peak.

At times, we experience fluctuations in our financial performance that are driven by factors outside of our control, including the impact that severe weather events and unusual weather patterns may have on the timing and magnitude of demand and material availability. In addition, the impacts of the COVID-19 pandemic and continuing supply chain disruptions as well as inflation have caused, and may continue to cause, fluctuations in our financial results and working capital that are not aligned with the seasonality we generally experience.

Additional Information

Beacon Roofing Supply, Inc. was incorporated in Delaware in 1997. Our principal executive offices are located at 505 Huntmar Park Drive, Suite 300, Herndon, Virginia 20170 and our telephone number is (571) 323-3939. Our Internet website address is www.becn.com.

We maintain an investor relations page on our website where our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other required SEC filings may be accessed free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

ITEM 1A. RISK FACTORS

You should carefully consider the risks and uncertainties described below and other information included in this Form 10-K in evaluating us and our business. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

Risks Related to Product Supply and Vendor Relations

An inability to obtain the products that we distribute could result in lost revenues and reduced margins and damage relationships with customers.

We distribute roofing materials and other complementary building products, such as siding and waterproofing, that are manufactured by a number of major suppliers. Disruptions in our sources of supply may occur as a result of unanticipated demand or production or delivery difficulties. When shortages occur, building material suppliers often allocate products among distributors. Although we believe that our relationships with our suppliers are strong and that we would have access to similar products from competing suppliers should products be unavailable from current sources, any supply shortage, particularly of the most commonly sold items, could result in a loss of revenues and reduced margins and damage relationships with customers.

The exterior products industry experienced constrained supply chain dynamics in 2021 and 2022, caused in large part from global disruptions related to the COVID-19 pandemic. As a result, we experienced, at times, a limited ability to purchase enough product to meet consumer demand, which resulted in lost revenues. Although we do not believe our lost revenues were material, these trends and future product shortages as a result of any market conditions that arise may be so severe as to result in material reductions in revenues.

A change in vendor pricing and demand could adversely affect our income and gross margins.

Many of the products that we distribute are subject to price changes based upon manufacturers' raw material costs, energy costs and labor costs as well as other manufacturer pricing decisions. For example, we experienced resource inflation in 2021 and 2022, as a strong recovery in demand following the COVID-19 pandemic created tightness in the market for certain raw materials. This caused our suppliers and us to increase product prices to address higher input costs.

By way of further example, as a distributor of residential roofing supplies, our business is sensitive to asphalt prices, which are highly volatile and often linked to oil prices, as oil is a significant input in asphalt production. Shingle prices have been volatile in recent years, partly due to volatility in asphalt prices. Other products we distribute, such as plywood and OSB, have seen substantial recent price volatility, caused in large part from disruptions related to the COVID-19 pandemic and the resulting imbalance between supply and demand. Historically, we have generally been able to pass increases in prices on to our customers. Although we often are able to pass on manufacturers' price increases, our ability to pass on increases in costs and our ability to do so in a timely fashion depends on market conditions. The inability to pass along cost increases or a delay in doing so could result in lower operating margins. In addition, higher prices could impact demand for these products, resulting in lower sales volumes.

A change in vendor rebates could adversely affect our income and gross margins.

The terms on which we purchase products from many of our vendors entitle us to receive a rebate based on the volume of our purchases. These rebates effectively reduce our costs for products. If market conditions change, vendors may adversely change the terms of some or all of these programs. Although these changes would not affect the net recorded costs of product already purchased, it may lower our gross margins on products we sell and therefore the income we realize on such sales in future periods.

Risks Related to the COVID-19 Pandemic

The impacts of the COVID-19 pandemic, or similar health concerns, could have a significant effect on supply and/or demand for our products and have a negative impact on our business operations and financial results.

A significant outbreak of epidemic, pandemic, or contagious diseases in the human population could cause a widespread health crisis that could result in an economic downturn, affecting the supply and/or demand for our products. For example, the COVID-19 pandemic led to periods of significant volatility, uncertainty, and economic disruption since its onset. Any future quarantines, labor shortages, or other disruptions to us, our suppliers, or our customers due to a public crisis would likely adversely impact our sales and operating results. A prolonged economic downturn may result in reduced cash flows or a reduction to our market capitalization, triggering the potential need to recognize significant non-cash asset impairment charges in our results of operations. It could also result in an adverse impact on the creditworthiness of our customers and the collectability of trade receivables, thereby affecting our liquidity. In addition, order lead times could be extended or delayed, and pricing could increase. Some products or services may become unavailable if the regional spread became significant enough to prevent alternative sourcing. The increase in remote working arrangements for our personnel may result in greater information technology security risks. We are unable to predict the potential future impact that a pandemic, or another such virus or health concern, could have on us if the spread is unable to be contained. COVID-19 did not have any meaningful adverse impact on our financial results in 2022. However, we cannot predict the severity and duration of additional outbreaks, new variants of the virus, or the severity and duration of any other public health events.

Risks Related to Human Capital

Loss of key talent or our inability to attract and retain new qualified talent could hurt our ability to operate and grow successfully.

Our success will continue to depend to a significant extent on our executive officers and key management personnel. We may not be able to retain our executive officers and key personnel or attract additional qualified management. The loss of any of our executive officers or other key management employees, or our inability to recruit and retain qualified employees, could adversely affect our ability to operate and make it difficult to execute our acquisition and internal growth strategies. In addition, our operating results could be adversely affected by increased competition for employees, shortages of qualified workers, or higher employee turnover, all of which could have adverse effects on levels of customer service or result in increased employee compensation or benefit costs.

Risks Related to Acquisitions

We may not be able to effectively integrate newly acquired businesses into our operations or achieve expected cost savings or profitability from our acquisitions.

Our growth strategy, including pursuant to Ambition 2025, includes acquiring other distributors of roofing materials and complementary products, such as siding and waterproofing. Acquisitions involve numerous risks, including:

- unforeseen difficulties in integrating operations, technologies, services, accounting, and employees;

- diversion of financial and management resources from existing operations;

- unforeseen difficulties related to entering geographic regions where we do not have prior experience;

- potential loss of key employees;

- unforeseen liabilities associated with businesses acquired; and

- inability to generate sufficient revenue or realize sufficient cost savings to offset acquisition or investment costs.

As a result, if we fail to evaluate and execute acquisitions properly, we might not achieve the anticipated benefits of such acquisitions and we may incur costs in excess of what we anticipate.

We may not be able to successfully complete acquisitions on acceptable terms, which would slow our growth rate.

We continually seek additional acquisition candidates in selected markets and from time to time engage in exploratory discussions with potential candidates. We are unable to predict whether or when we will be able to identify any suitable additional acquisition candidates, or the likelihood that any potential acquisition will be completed. If we cannot complete acquisitions that we identify on acceptable terms, our growth rate may decline.

Risks Related to Cyclicality and Seasonality

Cyclicality in our business and general economic conditions could result in lower revenues and reduced profitability.

A portion of the products we sell are for residential and non-residential construction. The strength of these markets depends on new housing starts and business investment, which are a function of many factors beyond our control, including credit and capital availability, interest rates, foreclosure rates, housing inventory levels and occupancy, changes in the tax laws, employment levels, consumer confidence, and the health of the United States economy and mortgage markets. Economic downturns in the regions and markets we serve could result in lower net sales and, since many of our expenses are fixed, lower profitability. Unfavorable changes in demographics, credit markets, consumer confidence, housing affordability, or housing inventory levels and occupancy, or a weakening of the United States economy or of any regional or local economy in which we operate, could adversely affect consumer spending, resulting in decreased demand for our products, and adversely affecting our business. In addition, instability in the economy and financial markets, including as a result of terrorism or civil or political unrest, may result in a decrease in housing starts or business investment, which would adversely affect our business.

Seasonality and weather-related conditions may have a significant impact on our financial results from period to period

The demand for building materials is heavily correlated to both seasonal changes and unpredictable weather patterns. Seasonal demand fluctuations are expected, such as in quarters ending March 31, when winter construction cycles and cold weather patterns have an adverse impact on new construction and re-roofing activity. The timing of weather patterns (unseasonable temperatures) and severe weather events (hurricanes, hailstorms and protracted rain) may impact our financial results within a given period either positively or negatively, making it difficult to accurately forecast our results of operations. We expect that these seasonal and weather-related variations will continue in the future.

Risks Related to Information Technology

If we encounter interruptions in the proper functioning of our information technology systems, including from cybersecurity threats, we could experience problems with our operations, including inventory, collections, customer service, cost control, and business plan execution that could have a material adverse effect on our financial results, including unanticipated increases in costs or decreases in net sales.

We use our information technology systems ("IT systems" or "systems"), which include information technology networks, hardware and applications, to, among other things, provide complete integration of purchasing, receiving, order processing, shipping, inventory management, sales analysis, and accounting, as well as to process, transmit, protect, store, and delete sensitive and confidential electronic data, including, but not limited to, employee, supplier, and customer data ("Data"). Our IT systems include third party applications and proprietary applications developed and maintained by us. We rely heavily on information technology both in serving our customers and in our enterprise infrastructure to achieve our objectives. In certain instances, we also rely on the systems of third parties to assist with conducting our business, which includes, among other things, marketing and distributing products, developing new products and services, operating our website, hosting and managing our services, securely storing Data, processing transactions, responding to customer inquiries, and managing inventory and our supply chain. As a result, the secure operation of our systems (including its function of securing Data), and those of third parties upon whom we depend, are critical to the successful operation of our business.

Although our IT systems and Data are protected through security measures and business continuity plans, our systems and those of third parties upon whom we depend may be vulnerable to: natural disasters; power outages; telecommunication or utility failures; terrorist acts; breaches due to employee error or malfeasance; disruptions during the process of upgrading or replacing computer software or hardware; terminations of business relationships by us or third party service providers; and disinformation campaigns, damage or intrusion from a variety of deliberate cyber-attacks carried out by insiders or third parties, which are becoming more sophisticated and include computer viruses, worms, gaining unauthorized access to systems for purposes of misappropriating assets or sensitive information either directly or through our vendors and customers, denial of service attacks, ransomware, supply chain attacks, data corruption, malicious distribution of inaccurate information or other malicious software programs that may impact such systems and cause operational disruption. For these IT systems and related business processes to operate effectively, we or our service providers must continually maintain and update them. Delays in the maintenance, updates, upgrading, or patching of these systems and related business processes could impair their effectiveness or expose us to security risks. Even with our policies, procedures and programs designed to ensure the integrity of our IT systems and the security of Data, we may not be effective in identifying and mitigating every risk to which we are exposed. In some instances, we may have no current capability to detect certain vulnerabilities, which may allow them to persist in the environment over long periods of time.

Despite the precautions we take to mitigate the risks of such events, any attack on our IT systems or breach of our Data, or the IT systems and Data of third parties upon whom we depend, could result in, but are not limited to, the following: business disruption, misstated or misappropriated financial data, product shortages and/or an increase in accounts receivable aging, an adverse impact on our ability to attract and serve customers, delays in the execution of our business plan, theft of our intellectual property or other non-public confidential information and Data, including that of our customers, suppliers, and employees, liability for stolen assets or information, and higher operating costs including increased cybersecurity protection costs. Such events could harm our reputation and have an adverse impact on our financial results, including the impact of related legal, regulatory, and remediation costs. In addition, if any information about our customers, including payment information, were the subject of a successful cybersecurity attack against us, we could be subject to litigation or other claims by the affected customers. Further, regulatory authorities have increased their focus on how companies collect, process, use, store, share, and transmit personal data. New privacy security laws and regulations, including federal and state laws in the U.S. and federal and provincial laws in Canada, pose increasingly complex compliance challenges, which may increase compliance costs, and any failure to comply with data privacy laws and regulations could result in significant sanctions, monetary costs or other harm to us.

If we decide to switch providers, develop our own IT systems to replace providers, or implement upgrades or replacements to our own systems, we may be unsuccessful in this development, or we may underestimate the costs and expenses of switching providers or developing and implementing our own systems. Also, our sales levels may be negatively impacted during the period of implementing an alternative system, which period could extend longer than we anticipate.

Risks Related to Capitalization and Capital Structure

An impairment of goodwill and/or other intangible assets could reduce net income.

Acquisitions frequently result in the recording of goodwill and other intangible assets. At December 31, 2022, goodwill represented approximately 32% of our total assets. Goodwill is not amortized for financial reporting purposes and is subject to impairment testing at least annually using a fair-value based approach. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting unit. Our accounting for impairment contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. We determine the fair values of our reporting unit by using a qualitative approach.

We evaluate the recoverability of goodwill for impairment in between our annual tests when events or changes in circumstances, including a sustained decline in our market capitalization, indicate that the carrying amount of goodwill may not be recoverable. We also perform an annual qualitative assessment to evaluate whether evidence exists that would indicate our indefinite-lived intangibles are impaired. In addition, we review for triggering events that could indicate a need for an impairment test for finite-lived intangible assets. Any impairment of goodwill or indefinite- or finite-lived intangibles will reduce net income in the period in which the impairment is recognized.

We might need to raise additional capital, which may not be available, thus limiting our growth prospects.

In the future we may require equity or additional debt financing in order to consummate an acquisition, for additional working capital for expansion, or if we suffer more than seasonally expected losses. In the event such additional financing is unavailable to us on commercially attractive terms or at all (including as a result of restrictions imposed by our outstanding debt agreements and arrangement with the CD&R Stockholder (as defined below)), we may be unable to raise additional capital to make acquisitions or pursue other growth opportunities.

Major disruptions in the capital and credit markets may impact both the availability of credit and business conditions.

If the financial institutions that have extended credit commitments to us are adversely affected by major disruptions in the capital and credit markets, they may become unable to fund borrowings under those credit commitments. This could have an adverse impact on our financial condition since we need to borrow funds at times for working capital, acquisitions, capital expenditures, and other corporate purposes.

Major disruptions in the capital and credit markets could also lead to broader economic downturns, which could result in lower demand for our products and increased incidence of customers' inability to pay their accounts. The majority of our net sales volume is facilitated through the extension of trade credit to our customers. Additional customer bankruptcies or similar events caused by such broader downturns may result in a higher level of bad debt expense than we have historically experienced. Also, our suppliers may be impacted, causing potential disruptions or delays of product availability. These events would adversely impact our results of operations, cash flows, and financial position.

Our level and terms of indebtedness could adversely affect our ability to raise additional capital to fund our operations, take advantage of new business opportunities, and prevent us from meeting our obligations under our debt instruments.

As of December 31, 2022, we had a $254.9 million outstanding balance on our asset-based revolving line of credit due in 2026, $297.4 million in aggregate principal amount of our 4.50% senior secured notes due in 2026 outstanding, $346.8 million in aggregate principal amount of our 4.125% senior notes due in 2029 outstanding, and $972.2 million outstanding under our senior secured term loan due in 2028. Our debt levels could have important consequences to us, including:

- increasing our vulnerability to general economic and industry conditions;

- requiring a substantial portion of our cash flow used in operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our liquidity and our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities;

- exposing us to the risk of increased interest rates, and corresponding increased interest expense, because borrowings under our asset-based revolving line of credit and term loan are at variable rates of interest;

- reducing funds available for working capital, capital expenditures, acquisitions, and other general corporate purposes, due to the costs and expenses associated with such debt;

- making it more difficult to satisfy our obligations under the terms of our indebtedness;

- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes; and

- limiting our ability to adjust to changing marketplace conditions and placing us at a competitive disadvantage compared to our competitors who may have less debt.

In addition, the debt agreements that currently govern our asset-based revolving line of credit and term loan and the indentures governing our outstanding senior notes impose significant operating and financial restrictions on us, including limitations on our ability to, among other things, pay dividends and make other distributions on, or redeem or repurchase, capital stock; make certain investments; incur certain liens; enter into transactions with affiliates; merge or consolidate; enter into agreements that restrict the ability of our subsidiaries to make dividends or other payments to Beacon Roofing Supply, Inc.; and transfer or sell assets. In addition, the terms of our preferred stock contain restrictions on our ability to pay dividends on our common stock, and the holders of such shares would participate in any declared common stock dividends, reducing the cash available to holders of common stock. As a result of these restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to capitalize on available business opportunities.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations, which could cause us to default on our debt obligations and impair our liquidity. In the event of a default under any of our indebtedness, the holders of the defaulted debt could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest, which in turn could result in cross-defaults under our other indebtedness. The lenders under our asset-based revolving line of credit could also elect to terminate their commitments thereunder and cease making further loans, and the lenders under the asset-based revolving line of credit and term loan or holders of our senior secured notes could institute foreclosure proceedings against their collateral, which could potentially force us into bankruptcy or liquidation.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions which could add to the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future. Although the debt agreements that currently govern our asset-based revolving line of credit, term loan, outstanding senior notes, and other debt instruments contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent we incur additional indebtedness or other obligations, the risks described in the immediately preceding risk factor and others described herein may increase.

The holders of Preferred Stock issued in connection with the Allied Acquisition (as defined in the Notes to Consolidated Financial Statements) have rights, preferences, and privileges that are not held by, and are preferential to, the rights of our common stockholders. We may be required, under certain circumstances, to repurchase the preferred stock for cash, and such obligations could adversely affect our liquidity and financial condition.

On January 2, 2018, we issued 400,000 shares of Series A Cumulative Convertible Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock") to CD&R Boulder Holdings, L.P. (the "CD&R Stockholder"), an entity affiliated with the investment firm Clayton, Dubilier & Rice LLC, pursuant to an Investment Agreement dated August 24, 2017 (the "Investment Agreement"). The proceeds of the issuance were used to partially finance the Allied Acquisition. The Preferred Stock is convertible perpetual participating preferred stock of Beacon, with an initial conversion price of $41.26 per share, and accrues dividends at a rate of 6.0% per annum (payable in cash or in-kind, subject to specified limitations). The Preferred Stock may be converted at any time at the option of the holder into 9,694,619 shares of our common stock. In addition, under the terms of the Preferred Stock, we may, at our option, force the conversion of all (but not less than all) of the outstanding shares of Preferred Stock to common stock if at any time the market price of our common stock exceeds 200% of the then-effective conversion price per share for at least 75 days out of any trailing 90-trading day period. Any conversion of the Preferred Stock may significantly dilute our common stockholders and adversely affect both our net income per share and the market price of our common stock.

If we issue additional shares of Preferred Stock as "in-kind" dividend payments that, together with the 400,000 shares of Preferred Stock issued to the CD&R Stockholder, represent in excess of 12,071,937 shares of our common stock on an as-converted basis, and in certain other circumstances as provided in the Preferred Stock certificate of designations, a "Triggering Event" would occur. Upon the occurrence of a "Triggering Event," the dividend rate will increase to 9.0% per annum for so long as the Triggering Event remains in effect, which will further dilute our common stockholders if we issue additional shares of Preferred Stock to satisfy our dividend payment obligations. Moreover, if we declare or pay a cash dividend on our common stock, we will be required to declare and pay a dividend on the outstanding Preferred Stock on a pro rata basis with the common shares determined on an as-converted basis at the time the dividend is declared. The maximum number of shares of common stock into which the Preferred Stock may be converted (taking into account any shares of Preferred Stock issued as in-kind dividend payments) will be limited to 12,071,937 shares of our common stock, which represents 19.99% of the total number of shares of common stock issued and outstanding immediately prior to the execution of the Investment Agreement, unless and until we were to obtain stockholder approval of such issuance under the Nasdaq listing rules. The terms of the Investment Agreement and Preferred Stock do not require us to obtain stockholder approval in these circumstances.

Holders of the Preferred Stock generally are entitled to vote with the holders of the shares of common stock on an as converted basis on all matters submitted for a vote of holders of shares of common stock, voting together with the holders of shares of common stock as one class. Additionally, for so long as the Preferred Stock is outstanding, certain matters will require the approval of the holders of a majority of the Preferred Stock, including: (1) amendments or modifications to our charter, by-laws or the certificate of designations governing the Preferred Stock that would adversely affect the Preferred Stock, (2) authorization, creation, increase in the authorized amount of, or issuance of any class or series of senior or parity equity securities or any security convertible into, shares of senior or parity equity securities (but not junior securities), (3) any increase or decrease in the authorized number of preferred shares or the issuance of additional shares of Preferred Stock, (4) amendments to our debt agreements that would, among other things, adversely affect our ability to pay dividends on the Preferred Stock, subject to certain exceptions, and (5) the liquidation, dissolution or filing of a voluntary petition for bankruptcy or receivership.

The conversion price of the Preferred Stock is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization, or similar event. Adjustments to the conversion price could dilute the ownership interest of our common stockholders. In addition, holders of the Preferred Stock have the right to receive a liquidation preference entitling them to be paid out of our assets available for distribution to stockholders, before any payment may be made to holders of shares of common stock, an amount equal to the greater of (a) 100% of the liquidation preference thereof plus all accrued and unpaid dividends or (b) the amount that such holder would have been entitled to receive upon our liquidation, dissolution and winding up if all outstanding shares of Preferred Stock had been converted into common stock immediately prior to such liquidation, dissolution or winding up, without regard to any of the limitations on conversion or convertibility.

Furthermore, the holders of the Preferred Stock will have certain redemption rights, including upon certain change of control events involving us, which, if exercised, could require us to repurchase all of the outstanding Preferred Stock for cash at the original purchase price of the Preferred Stock plus all accrued and unpaid dividends thereon. If the market price of our common stock has not exceeded 200% of the then-effective conversion price per share for at least 5 days out of any trailing 30-trading day period, Beacon also has the option to redeem part (though must be at least one third of the Preferred Stock initially issued) or all of the Preferred Stock for a price of $2,000 per share of Preferred Stock plus any accrued and unpaid dividends. Our obligations to pay regular dividends to the holders of the Preferred Stock or any required or optional repurchase of the outstanding Preferred Stock could impact our liquidity and reduce the amount of cash available for working capital, capital expenditures, growth opportunities, acquisitions, and other general corporate purposes. Our obligations to the holders of Preferred Stock could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition. The preferential rights could also result in divergent interests between the holders of the Preferred Stock and our common stockholders.

The CD&R Stockholder may sell shares of our common stock in the public market, which may cause the market price of our common stock to decrease, and therefore make it more difficult to raise equity financing or issue equity as consideration in an acquisition.

Our registration rights agreement with the CD&R Stockholder requires us to register all shares held by the CD&R Stockholder and its permitted transferees (including shares of our common stock issued upon conversion of Preferred Stock) under the Securities Act upon request of the CD&R Stockholder. The registration rights for the CD&R Stockholder will allow it to sell its shares without compliance with the volume and manner of sale limitations under Rule 144 promulgated under the Securities Act and will facilitate the resale of such securities into the public market. The market value of our common stock could decline as a result of sales by the CD&R Stockholder from time to time. In particular, the sale of a substantial number of our shares by the CD&R Stockholder within a short period of time, or the perception that such sale might occur, could cause our stock price to decrease, make it more difficult for us to raise funds through future offerings of Beacon common stock or acquire other businesses using Beacon common stock as consideration.

The CD&R Stockholder holds a significant equity interest in our business and may exercise significant influence over us, including through the influence of its two directors on our board of directors, and its interests as a preferred equity holder may diverge from, or even conflict with, the interests of our other common stockholders.

As of December 31, 2022, the CD&R Stockholder beneficially owned shares of our common stock and Preferred Stock, which, taken together on an as-converted basis, represent approximately 33.4% of our total voting power. As a result, the CD&R Stockholder may have the indirect ability to significantly influence our policies and operations. In addition, under the Investment Agreement, the CD&R Stockholder is entitled to appoint up to two directors to our board of directors. Both Nathan K. Sleeper and Philip W. Knisely, partners at CD&R, currently serve as directors for the Company. Notwithstanding that all directors are subject to fiduciary duties to us and to applicable law, the interests of the directors designated by the CD&R Stockholder may differ from the interests of our other directors or common stockholders as a whole. With such representation on our board of directors, the

CD&R Stockholder has influence over the appointment of management and any action requiring the vote of our board of directors, including significant corporate action such as mergers and sales of substantially all of our assets. The directors controlled by the CD&R Stockholder may also be able to influence decisions affecting our capital structure, including decisions to issue additional capital stock and incur additional debt.

Further, the CD&R Stockholder and its affiliates are in the business of making or advising on investments in companies, including businesses that may directly or indirectly compete with certain portions of our business. In addition, the CD&R Stockholder may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its overall equity investment and have a negative impact to our common stockholders as a whole. Furthermore, the CD&R Stockholder currently owns, and may in the future continue to own, businesses that directly or indirectly compete with us. The CD&R Stockholder may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. The CD&R Stockholder and its affiliates have also made investments in businesses that historically were, and remain, our suppliers and customers, and may in the future invest in businesses that are our suppliers and customers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2022, we leased 461 branch facilities and 6 non-branch facilities throughout the United States and Canada. These leased facilities range in size from approximately 2,000 to 260,000 square feet. In addition, as of December 31, 2022, we owned 19 branch facilities. These owned facilities range in size from approximately 11,500 square feet to 68,000 square feet. We believe that our properties are in good operating condition and adequately serve our current business operations.

The following table summarizes the locations of our branches and facilities as of December 31, 2022:

Location	Branches	Non-Branch Facilities
U.S. State		
Alabama	8	
Alaska	1	
Arizona	5	
Arkansas	5	
California	33	
Colorado	14	
Connecticut	5	1
Delaware	3	
Florida	38	
Georgia	14	
Hawaii	2	
Idaho	2	
Illinois	16	
Indiana	8	
Iowa	3	
Kansas	11	
Kentucky	6	
Louisiana	7	
Maine	4	
Maryland	17	

Location	Branches	Non-Branch Facilities
Massachusetts	12	
Michigan	10	
Minnesota	6	1
Mississippi	2	
Missouri	10	
Montana	1	
Nebraska	7	
Nevada	2	
New Hampshire	3	
New Jersey	18	1
New Mexico	1	
New York	13	
North Carolina	22	1
North Dakota	2	
Ohio	10	
Oklahoma	2	
Oregon	7	
Pennsylvania	31	
Rhode Island	1	
South Carolina	9	
South Dakota	2	
Tennessee	11	
Texas	32	1
Utah	5	
Vermont	1	
Virginia	15	1
Washington	14	
West Virginia	4	
Wisconsin	5	
Wyoming	2	
Total — United States	**462**	**6**
Canadian Province		
Alberta	3	
British Columbia	2	
Nova Scotia	1	
Ontario	6	
Quebec	5	
Saskatchewan	1	
Total — Canada	**18**	**—**
Total — All	**480**	**6**

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and governmental investigations arising in the ordinary course of business, including product-related, personal injury, employment, environmental, property, or commercial matters. These proceedings may also include actions brought against us with respect to corporate matters and transactions in which we were involved. The defense of these proceedings and governmental investigations may require significant expense and require management's time and attention and depending on the resolution of the proceedings and investigations, we could be required to pay damages or fines. We accrue a liability for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts accrued for those claims, and insurance or indemnification rights may be insufficient or unavailable to protect the Company against all loss exposures. Our reputation could be negatively affected by publicity resulting from adverse outcomes in legal proceedings or governmental investigations.

See Note 14 in the Notes to Consolidated Financial Statements for information about pending legal proceedings and governmental investigations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the Nasdaq Global Select Market (the "Nasdaq") under the symbol "BECN". As of February 8, 2023, there were 56 registered holders of record of our common stock.

We have not paid cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future. Our board of directors currently intends to retain any future earnings for reinvestment in our growing business. Any future determination to pay dividends will also be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, and any other factors our board of directors deems relevant.

Stock Performance Graph

This stock performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Beacon Roofing Supply, Inc. under the Securities Act of 1933, as amended, or the Exchange Act. The performance of Beacon Roofing Supply, Inc.'s common stock depicted in the stock performance graph represents historical results only and is not necessarily indicative of future performance.

The following graph compares the cumulative total stockholder return on Beacon Roofing Supply, Inc.'s common stock (based on market prices) for the last five fiscal years (plus the Transition Period ending December 31, 2021) with the cumulative total return on (i) the Nasdaq Index and (ii) the S&P 1500 Trading Companies & Distributors Index, assuming a hypothetical $100 investment in each on September 30, 2017 and the re-investment of all dividends. The closing price of our common stock on December 31, 2022, was $52.79.


Comparison of Cumulative Five Year Total Return
$300
$250
$200
$150
$100
$50
$0
9/30/2017
9/30/2018
9/30/2019
9/30/2020
9/30/2021
12/31/2021
12/31/2022
Beacon Roofing Supply, Inc.
Nasdaq Index
S&P 1500 Trading Companies & Distributors Index

Company / Index	Base Period 9/30/2017	INDEXED RETURNS					
		9/30/2018	9/30/2019	9/30/2020	9/30/2021	12/31/2021	12/31/2022
Beacon Roofing Supply, Inc.	100	70.61	65.42	60.62	93.19	111.90	103.00
Nasdaq Index	100	125.17	125.82	177.36	231.03	250.55	169.03
S&P 1500 Trading Companies & Distributors Index	100	137.78	126.43	156.32	214.67	250.86	239.42

Issuer Purchases of Equity Securities

The following table provides information with respect to the Company's purchases of its common stock during the fourth quarter of 2022:

Period	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1,2]	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1,2]
October 2022	—	$ —	—	$112,147,537
November 2022	—	—	—	$112,147,537
December 2022	1,051,478	47.55	1,051,478	$112,147,537
Total	1,051,478	$47.55	1,051,478	

1. On June 13, 2022, the Company entered into an additional Supplemental Confirmation (together with the previously executed Variable Tenor ASR Master Agreement, the "June 2022 ASR Agreement") with Citibank, N.A. ("Citi") whereupon the Company provided Citi with a prepayment of $250.0 million and received an initial share delivery of 3,480,077 shares of its common stock, representing 80% of the total expected share repurchases under the June 2022 ASR Agreement, based on the closing price of the Company's common stock of $57.47 on June 13, 2022. On December 21, 2022, the Company completed the June 2022 ASR Agreement and received an additional 1,051,478 shares of the Company's common stock. In total, 4,531,555 shares of the Company's common stock were delivered under the June 2022 ASR Agreement at an average price of $55.17 per share, which represents the daily volume-weighted average price of the Company's common stock during the term of the June 2022 ASR Agreement, less a discount and adjustments pursuant to the terms of the June ASR Agreement. The Average Price Paid per Share for December 2022 was calculated as the implied price per share for the final 20% of the June 2022 ASR Agreement, or $50.0 million, divided but the additional shares delivered on December 21, 2022.
2. On February 24, 2022, the Company announced a program to repurchase up to $500.0 million of its common stock. As of December 31, 2022, the Company had approximately $112.1 million of the original authorization remaining to repurchase shares. On February 23, 2023, the Company announced that its Board has authorized and approved an increase of the program by approximately $387.9 million, permitting future share repurchases of $500.0 million.

See Note 8 in the Notes to Consolidated Financial Statements for additional information on our Share Repurchase Program.

ITEM 6. [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. All references to "2022" are referring to the twelve-month period ended December 31, 2022, while references to "Fiscal 2021" are referring to the twelve-month period ended September 30, 2021 and references to "Calendar 2021" are referring to the twelve-month period ended December 31, 2021. This section of this Annual Report on Form 10-K generally discusses 2022, Fiscal 2021, and Calendar 2021 items and year-to-year comparisons between such periods. Discussions of items from the twelve-month period ended September 30, 2020 ("Fiscal 2020") and year-to-year comparisons between Fiscal 2021 and Fiscal 2020 that are not included in this Form 10-K can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended September 30, 2021. Discussions of year-to-year comparisons between the three-month periods ended December 31, 2021 and 2020 that are not included in this Form 10-K can be found in Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Transition Report on Form 10-Q for the period ended December 31, 2021, which is incorporated by reference. The following discussion may contain forward-looking statements that reflect our plans and expectation. Our actual results could differ materially from those anticipated by these forward-looking statements due to the factors discussed elsewhere in this Annual Report on Form 10-K, particularly in the "Risk Factors" section. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

Overview

We are the largest publicly traded distributor of roofing materials and complementary building products, such as siding and waterproofing, in North America. We have served the building industry for over 90 years and as of December 31, 2022, we operated 480 branches throughout all 50 states in the U.S. and six provinces in Canada. We offer one of the most extensive ranges of high-quality professional grade exterior products comprising over 130,000 SKUs, and we serve nearly 100,000 residential and non-residential customers who trust us to help them save time, work more efficiently and enhance their businesses.

We are strategically focused on two core markets, residential and non-residential roofing, as well as complementary building products like siding and waterproofing that are often utilized by the roofing and other specialty contractors we serve. As a distributor, our national scale, networked model, and specialized capabilities are competitive advantages, providing strong value for both customers and suppliers. We intend to grow faster than the market by enhancing our customers' experience, activating a complete go-to-market strategy, and expanding our footprint organically and through acquisitions while also driving margin-enhancing initiatives.

Our differentiated service model is designed to solve customer needs. The scale of our business provides branch coverage, technology enablement, and investment in our team that is the foundation of customer service excellence. In addition, service is further enhanced by our On Time and Complete network (Beacon OTC®), market-based sales teams, and national call center. We also provide the most complete digital commerce platform in roofing distribution, creating value for customers who are able to operate their businesses more effectively and efficiently.

Our history has been strongly influenced by significant acquisition-driven growth, highlighted by the acquisitions of Allied Building Products Corp. for $2.88 billion in 2018 and Roofing Supply Group, LLC for $1.17 billion in 2016. These strategic acquisitions expanded our geographic footprint, enhanced our market presence, and diversified our product offerings. The scale we have achieved from our expansion serves as a competitive advantage, allowing us to use our assets more efficiently, and control our expenses to drive operating leverage.

On February 24, 2022, we announced our Ambition 2025 Value Creation Framework ("Ambition 2025") to drive growth, enhance customer service, and expand our footprint in key markets, which included new Ambition 2025 financial targets and the Repurchase Program (as defined and further detailed below), as well as strategic deployment of capital on acquisitions. We have pursued and finalized numerous acquisitions in key markets to complement the expansion of our geographic footprint, including 22 total branches from our acquisitions in 2022 (for additional information, see Note 3 in the Notes to Consolidated Financial Statements):

- on December 30, 2022, we acquired Whitney Building Products, LLC, a distributor of commercial and multifamily waterproofing and restoration products, with one branch located in Massachusetts and annual sales of approximately $19 million prior to the acquisition;

- on November 1, 2022, we acquired Coastal Construction Products, one of the largest independent distributors of specialty waterproofing products in the U.S., with 18 branches primarily in the Southeast and annual sales of approximately $250 million prior to the acquisition;

- on June 1, 2022, we acquired Complete Supply, Inc., an independent distributor of residential roofing and exterior building supplies to contractors and homebuilders, with one branch located in Illinois and annual sales of approximately $10 million prior to the acquisition;

- on April 29, 2022, we acquired Wichita Falls Builders Wholesale, Inc., a distributor of complementary residential exterior building materials, including windows, doors and siding to contractors, homebuilders and retail customers, with one branch located in Texas and annual sales of approximately $4 million prior to the acquisition; and

- on January 1, 2022, we acquired Crabtree Siding and Supply, a wholesale distributor of residential exterior building materials, including a broad offering of complementary products, to contractors and homebuilder customers, with one branch located in Tennessee and annual sales of approximately $1 million prior to the acquisition.

In addition, on January 4, 2023, we announced the acquisition of First Coastal Exteriors, LLC, a distributor of complementary residential and commercial building products including siding, gutter products, and windows, with two branches in the Southeast and annual sales of approximately $10 million prior to the acquisition.

As part of Ambition 2025, we will continue to pursue additional strategic acquisitions to grow our business. We also remain heavily focused on improving our operations and continuing to identify additional opportunities for organic growth. Our recent highlights in these pursuits are demonstrated by the following results for 2022:

- 2022 organic daily sales growth of 23.7% compared to Fiscal 2021, driven primarily by successful price execution;

- 16 new branch locations opened in 2022; and

- significant improvements in the results of our branches falling in the bottom quintile of our operating performance metrics.

In managing our business, we consider all growth, including the opening of new branches, to be organic growth unless it results from an acquisition. When we refer to organic growth, we include growth from existing and newly opened branches, but exclude growth from acquired branches until they have been under our ownership for at least four full fiscal quarters at the start of the fiscal reporting period.

In order to pursue these strategic growth initiatives and focus on our core exterior products business, we completed two divestitures in 2021. On December 1, 2021, we completed the divestiture of our solar products business ("Solar Products"). The results of operations from Solar Products were not material to us and are included in continuing operations for the periods presented. On February 10, 2021, we completed the sale of our interior products and insulation businesses ("Interior Products") to Foundation Building Materials Holding Company LLC for the final adjusted purchase price of $842.7 million. We have reflected Interior Products as discontinued operations for the three months ended December 31, 2021 and years ended September 30, 2021 and 2020. Unless otherwise noted, amounts and disclosures in our discussion below relate to our continuing operations. For additional information, see Note 4 in the Notes to Consolidated Financial Statements.

COVID-19 Pandemic and Supply Chain Dynamics

We continue to monitor the ongoing impact of the COVID-19 pandemic, including the effects of recent notable variants of the virus. The health and safety of our employees, customers, and the communities in which we operate remain our top priority. Additional safety measures have been implemented in response to the COVID-19 pandemic. We had an essential business designation status throughout the pandemic in all the local markets that we serve. To date, our business experienced the largest adverse impact from COVID-19 in the third quarter of fiscal year 2020, mainly in areas with significant government construction restrictions that have since been eliminated. We have the financial strength and operational flexibility to respond to future COVID-19 pandemic restrictions, and have taken proactive steps to make a number of the cost management initiatives undertaken in response to the COVID-19 pandemic permanent.

The exterior products industry experienced constrained supply chain dynamics in 2021, which has continued in 2022. As a result, we experienced significant cost increases and, at times, a limited ability to purchase enough product to meet customer demand. We have continued to experience elevated backlog metrics, though they have eased throughout the second half of 2022. Open orders, a measure of our backlog, ended the quarter lower than the prior quarter-end, though it remains higher than pre-pandemic levels. These trends, caused in large part from global disruptions related to the COVID-19 pandemic and the subsequent rapid economic recovery, may persist in the near-term. In addition to inflationary pressures caused by product shortages, we are also experiencing product cost inflation caused by increased input costs, including rising oil prices, which increases may have been impacted by the global economic and geopolitical environment, including the Russian invasion of Ukraine. We took proactive measures to ensure adequate inventory, price effectively, and deliver high-value solutions to our customers' critical building material needs. As a leading distributor of essential building materials, we will continue to react quickly to market and supply chain developments and ensure high-quality service for our customers.

Results of Operations

The following tables set forth consolidated statement of operations data and such data as a percentage of total net sales for the periods presented (in millions):

	Year Ended	
	December 31, 2022	September 30, 2021
Net sales	$8,429.7	$6,642.0
Cost of products sold	6,194.2	4,884.3
Gross profit	2,235.5	1,757.7
Operating expense:		
Selling, general and administrative	1,372.9	1,138.7
Depreciation	75.1	58.9
Amortization	84.1	103.3
Total operating expense	1,532.1	1,300.9
Income (loss) from operations	703.4	456.8
Interest expense, financing costs and other	83.7	98.1
Loss on debt extinguishment	—	60.2
Income (loss) from continuing operations before income taxes	619.7	298.5
Provision for (benefit from) income taxes	161.3	77.3
Net income (loss) from continuing operations	458.4	221.2
Net income (loss) from discontinued operations	—	(266.7)
Net income (loss)	458.4	(45.5)
Dividends on Preferred Stock	24.0	24.0
Net income (loss) attributable to common stockholders	$ 434.4	$ (69.5)

	Year Ended	
	December 31, 2022	September 30, 2021
Net sales	100.0%	100.0%
Cost of products sold	73.5%	73.5%
Gross profit	26.5%	26.5%
Operating expense:		
Selling, general and administrative	16.3%	17.1%
Depreciation	0.9%	0.9%
Amortization	1.0%	1.6%
Total operating expense	18.2%	19.6%
Income (loss) from operations	8.3%	6.9%
Interest expense, financing costs and other	1.0%	1.5%
Loss on debt extinguishment	— %	0.9%
Income (loss) from continuing operations before income taxes	7.3%	4.5%
Provision for (benefit from) income taxes	1.9%	1.2%
Net income (loss) from continuing operations	5.4%	3.3%
Net income (loss) from discontinued operations	— %	(4.0)%
Net income (loss)	5.4%	(0.7)%
Dividends on Preferred Stock	0.2%	0.3%
Net income (loss) attributable to common stockholders	5.2%	(1.0)%

When we refer to regions, we are referring to our geographic regions. When we refer to our net product costs, we are referring to our invoice cost less the impact of short-term buying programs.

As of December 31, 2022, we had a total of 480 branches in operation.

Comparison of the Years Ended December 31, 2022 ("2022") and September 30, 2021 ("Fiscal 2021")

Net Sales

Net sales increased 26.9% to $8.43 billion in 2022, from $6.64 billion in Fiscal 2021, despite one fewer selling day. Net sales increased across all three lines of business, substantially driven by a weighted-average selling price increase of approximately 23-24% as well as an estimated volume increase of approximately 2-3%. Additionally, net sales in 2022 includes the results of acquired branches, while net sales in Fiscal 2021 includes the results of divested branches that were included in continuing operations. Excluding the impact of acquired and divested branches, the increase in net sales would have been approximately 1% lower.

We estimate the impact of inflation or deflation on our sales and gross profit by looking at changes in our average selling prices and gross margins (discussed below). To calculate approximate weighted average selling price and product cost changes, we review organic U.S. warehouse sales of the same items sold regionally period over period and normalize the data for non-representative outliers. To determine estimated volumes, we subtract the change in weighted average selling price, calculated as described above, from the total changes in net sales, excluding acquisitions and dispositions. As a result, and especially in high inflationary periods, the weighted average selling price and estimated volume changes may not be directly comparable to changes reported in prior periods.

The following table summarizes net sales by line of business for the periods presented (in millions):

| | Year Ended | | | | Year-over-Year Change | |
| | December 31, 2022 | | September 30, 2021 | | | |
	Net Sales	%	Net Sales	%	$	%
Residential roofing products	$4,217.9	50.0%	$3,516.2	53.0%	$ 701.7	20.0%
Non-residential roofing products	2,464.3	29.2%	1,688.8	25.4%	775.5	45.9%
Complementary building products	1,747.5	20.8%	1,437.0	21.6%	310.5	21.6%
Total net sales	$8,429.7	100.0%	$6,642.0	100.0%	$1,787.7	26.9%

Gross Profit

The following table summarizes gross profit and gross margin for the periods presented (in millions):

| | Year Ended | | Change[1] | |
	December 31, 2022	September 30, 2021	$	%
Gross profit	$2,235.5	$1,757.7	$477.8	27.2%
Gross margin	26.5%	26.5%	N/A	— %

1. Percentage changes for dollar amounts represent the ratable increase or decrease from period-to-period. Percentage changes for percentages represent the net period-to-period change in basis points.

Gross margin was 26.5% in both 2022 and Fiscal 2021. The consistent gross margin resulted from a weighted-average selling price increase of approximately 23-24%, offset by a weighted-average product cost increase of approximately 23-24%.

Operating Expense

The following table summarizes operating expense for the periods presented (in millions):

| | Year Ended | | Change[1] | |
	December 31, 2022	September 30, 2021	$	%
Selling, general and administrative	$1,372.9	$1,138.7	$234.2	20.6%
Depreciation	75.1	58.9	16.2	27.5%
Amortization	84.1	103.3	(19.2)	(18.6)%
Total operating expense	$1,532.1	$1,300.9	$231.2	17.8%
% of net sales	18.2%	19.6%	N/A	(1.4)%

1. Percentage changes for dollar amounts represent the ratable increase or decrease from period-to-period. Percentage changes for percentages represent the net period-to-period change in basis points.

Operating expense increased 17.8% to $1.53 billion in 2022, from $1.30 billion in Fiscal 2021. The comparative increase in operating expense was mainly influenced by the following factors:

- a $116.2 million increase in payroll and employee benefit costs and stock-based compensation, primarily due to increased headcount to drive and support growth for new and acquired branches, as well as wage inflation and higher incentive compensation, including special RSU grants made in connection with the Company's Ambition 2025 strategic plan;

- a $51.4 million increase in selling costs, primarily due to an increase in fleet costs, as well as net sales growth resulting in higher commissions; and

- a $37.1 million increase in general and administrative expenses, primarily due to higher insurance expenses and an increase in travel and entertainment expenses.

Operating expense in 2022 includes the results of acquired branches, while operating expense in Fiscal 2021 includes the results of divested branches that were included in continuing operations, the combined results of which drove a net increase of $35.5 million from Fiscal 2021 to 2022.

Operating expense as a percent of sales was comparatively lower in 2022, driven primarily by the positive impact from net sales growth.

Interest Expense, Financing Costs and Other

Interest expense, financing costs and other expense was $83.7 million in 2022, compared to $98.1 million in Fiscal 2021. The comparative decrease is primarily due to lower average debt balances during the respective periods, partially offset by a higher weighted-average interest rate on our outstanding debt.

Loss on Debt Extinguishment

Loss on debt extinguishment was $60.2 million in Fiscal 2021 and includes the write-off of debt issuance costs and payment of redemption premiums stemming from our 2021 Debt Refinancing (as defined below).

Income Taxes

Provision for (benefit from) income taxes was $161.3 million in 2022, compared to $77.3 million in Fiscal 2021. The comparative increase in income tax expense was primarily due to an increase in pre-tax book income in 2022. The effective tax rate was 26.0% in 2022, compared to 25.9% in Fiscal 2021.

Net Income (Loss)/Net Income (Loss) Per Share

Net income (loss) from continuing operations was $458.4 million in 2022, compared to $221.2 million in Fiscal 2021. There was no net income (loss) from discontinued operations in 2022, compared to $(266.7) million in Fiscal 2021 (see Note 4 in the Notes to Consolidated Financial Statements for further discussion). Net income (loss) was $458.4 million in 2022, compared to $(45.5) million in Fiscal 2021. There were $24.0 million of dividends on Preferred Stock in both 2022 and Fiscal 2021, making net income (loss) attributable to common stockholders $434.4 million and $(69.5) million, respectively.

We calculate net income (loss) per share by dividing net income (loss), less dividends on Preferred Stock and adjustments for participating securities, by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated by utilizing the most dilutive result after applying and comparing the two-class method and if-converted method (see Note 6 in the Notes to Consolidated Financial Statements for further discussion).

The following table presents all the components utilized to calculate basic and diluted net income (loss) per share (in millions, except per share amounts; certain amounts may not recalculate due to rounding):

	Year Ended	
	December 31, 2022	September 30, 2021
Numerator:		
Net income (loss) from continuing operations	$458.4	$ 221.2
Dividends on Preferred Stock	(24.0)	(24.0)
Undistributed income from continuing operations allocated to participating securities	(54.8)	—
Net income (loss) from continuing operations attributable to common stockholders - Basic	379.6	197.2
Add back: dividends on Preferred Stock[1]	—	24.0
Net income (loss) from continuing operations attributable to common stockholders – Diluted (if-converted and two-class method)	379.6	221.2
Net income (loss) from discontinued operations	—	(266.7)
Undistributed income from discontinued operations allocated to participating securities	—	—
Net income (loss) from discontinued operations attributable to common stockholders – Basic and Diluted (if-converted and two-class method)	—	(266.7)
Net income (loss) attributable to common stockholders – Basic (if-converted and two-class method)	$379.6	$ (69.5)
Net income (loss) attributable to common stockholders - Diluted (if-converted and two-class method)	$379.6	$ (45.5)
Denominator:		
Weighted-average common shares outstanding – Basic	67.1	69.7
Effect of common share equivalents	1.3	1.1
Effect of convertible Preferred Stock[1]	—	9.7
Weighted-average common shares outstanding – Diluted	68.4	80.5
Net income (loss) per share:		
Basic – Continuing operations	$ 5.66	$ 2.83
Basic – Discontinued operations	—	(3.83)
Basic net income (loss) per share	$ 5.66	$ (1.00)
Diluted – Continuing operations	$ 5.55	$ 2.75
Diluted – Discontinued operations	—	(3.32)
Diluted net income (loss) per share (if-converted and two-class method)	$ 5.55	$ (0.57)

1. The hypothetical conversion of the Preferred Stock became dilutive for the year ended September 30, 2021, primarily stemming from the significant income from continuing operations and offsetting loss from discontinued operations in 2021, and their combined effect on the Company's calculation of diluted net income (loss) per share.

Change in Fiscal Year End

On August 11, 2021, our Board of Directors approved a change in our fiscal year end from September 30 to December 31. The Company's 2022 fiscal year began on January 1, 2022 and ended on December 31, 2022. We have presented unaudited pro-forma statements of operations and cash flows for the year ended December 31, 2021 ("Calendar 2021") and have provided comparisons to 2022. We have also presented the unaudited balance sheet as of December 31, 2021 with a comparison to December 31, 2022. The pro-forma statements of operations and cash flows were derived as follows (in millions):

	Fiscal 2021	Plus: Three Months Ended December 31, 2021[1]	Less: Three Months Ended December 31, 2020[2]	Calendar 2021
		(Unaudited)		(Unaudited)
Net sales	$6,642.0	$1,754.9	$1,576.5	$6,820.4
Cost of products sold	4,884.3	1,293.3	1,176.8	5,000.8
Gross profit	1,757.7	461.6	399.7	1,819.6
Operating expense:				
Selling, general and administrative	1,138.7	294.2	265.2	1,167.7
Depreciation	58.9	16.5	13.9	61.5
Amortization	103.3	22.2	25.5	100.0
Loss on sale of business	—	22.3	—	22.3
Total operating expense	1,300.9	355.2	304.6	1,351.5
Income (loss) from operations	456.8	106.4	95.1	468.1
Interest expense, financing costs and other	98.1	17.4	30.0	85.5
Loss on debt extinguishment	60.2	—	—	60.2
Income (loss) from continuing operations before income taxes	298.5	89.0	65.1	322.4
Provision for (benefit from) income taxes	77.3	20.9	17.7	80.5
Net income (loss) from continuing operations	221.2	68.1	47.4	241.9
Net income (loss) from discontinued operations	(266.7)	(0.1)	(267.9)	1.1
Net income (loss)	(45.5)	68.0	(220.5)	243.0
Dividends on Preferred Stock	24.0	6.0	6.0	24.0
Net income (loss) attributable to common stockholders	$ (69.5)	$ 62.0	$ (226.5)	$ 219.0

1. As set forth in our Transition Report on Form 10-Q for the period ended December 31, 2021.
2. As set forth in our Quarterly Report on Form 10-Q for the period ended December 31, 2020.

	Fiscal 2021	Plus: Three Months Ended December 31, 2021[1]	Less: Three Months Ended December 31, 2020[2]	Calendar 2021
			(Unaudited)	(Unaudited)
Operating Activities				
Net income (loss)	$ (45.5)	$ 68.0	$(220.5)	$ 243.0
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	175.2	38.7	52.3	161.6
Stock-based compensation	22.6	2.8	4.9	20.5
Certain interest expense and other financing costs	8.7	1.3	2.9	7.1
Loss on debt extinguishment	60.2	—	—	60.2
Gain on sale of fixed assets and other	(3.8)	(1.6)	(0.6)	(4.8)
Deferred income taxes	(139.2)	1.6	(85.9)	(51.7)
Loss on sale of business	360.6	22.3	—	382.9
Loss on classification as held for sale	—	—	355.4	(355.4)
Changes in operating assets and liabilities:				
Accounts receivable	(81.3)	137.6	149.6	(93.3)
Inventories	(225.0)	(89.1)	(89.3)	(224.8)
Prepaid expenses and other current assets	9.6	(26.2)	18.0	(34.6)
Accounts payable and accrued expenses	(56.0)	(102.6)	(227.5)	68.9
Other assets and liabilities	(8.1)	(3.2)	1.6	(12.9)
Net cash provided by (used in) operating activities	78.0	49.6	(39.1)	166.7
Investing Activities				
Purchases of property and equipment	(66.5)	(23.3)	(18.0)	(71.8)
Acquisition of business, net	—	(89.0)	—	(89.0)
Proceeds from sale of business	836.0	35.8	—	871.8
Proceeds from sale of assets	4.4	1.7	0.7	5.4
Net cash provided by (used in) investing activities	773.9	(74.8)	(17.3)	716.4
Financing Activities				
Borrowings under revolving lines of credit	252.3	—	2.3	250.0
Payments under revolving lines of credit	(509.3)	—	(102.3)	(407.0)
Borrowings under term loan	1,000.0	—	—	1,000.0
Payments under term loan	(948.3)	(2.5)	(2.4)	(948.4)
Borrowings under senior notes	350.0	—	—	350.0
Payment under senior notes	(1,300.0)	—	—	(1,300.0)
Payment of debt issuance costs	(20.3)	—	—	(20.3)
Payment of call premium	(31.7)	—	—	(31.7)
Payments under equipment financing facilities and finance leases	(6.5)	(1.4)	(1.7)	(6.2)
Payment of dividends on Preferred Stock	(24.0)	(6.0)	(6.0)	(24.0)
Proceeds from issuance of common stock related to equity awards	26.3	5.2	7.1	24.4
Payment of taxes related to net share settlement of equity awards	(4.5)	(4.4)	(2.8)	(6.1)
Net cash provided by (used in) financing activities	(1,216.0)	(9.1)	(105.8)	(1,119.3)
Effect of exchange rate changes on cash and cash equivalents	(0.5)	0.1	(1.0)	0.6
Net increase (decrease) in cash and cash equivalents	(364.6)	(34.2)	(163.2)	(235.6)
Cash and cash equivalents, beginning of period	624.6	260.0	624.6	260.0
Cash and cash equivalents, end of period	$ 260.0	$ 225.8	$ 461.4	$ 24.4

1. As set forth in our Transition Report on Form 10-Q for the period ended December 31, 2021.
2. As set forth in our Quarterly Report on Form 10-Q for the period ended December 31, 2020.

Consolidated Balance Sheets
(in millions)

	December 31, 2022	December 31, 2021
		(Unaudited)
Assets		
Current assets:		
Cash and cash equivalents	$ 67.7	$ 225.8
Accounts receivable, net	1,009.1	855.2
Inventories, net	1,322.9	1,161.7
Prepaid expenses and other current assets	417.8	367.2
Total current assets	2,817.5	2,609.9
Property and equipment, net	337.0	256.3
Goodwill	1,916.3	1,777.4
Intangibles, net	447.7	421.0
Operating lease assets	467.6	413.9
Deferred income taxes, net	9.9	61.9
Other assets, net	7.5	8.9
Total assets	$6,003.5	$5,549.3
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 821.0	$ 794.2
Accrued expenses	448.0	472.1
Current operating lease liabilities	94.5	89.0
Current finance lease liabilities	16.1	6.4
Current portion of long-term debt/obligations	10.0	10.0
Total current liabilities	1,389.6	1,371.7
Borrowings under revolving lines of credit, net	254.9	—
Long-term debt, net	1,606.4	1,612.9
Deferred income taxes, net	0.2	0.8
Non-current operating lease liabilities	382.1	326.3
Non-current finance lease liabilities	67.0	26.0
Total liabilities	3,700.2	3,337.7
Convertible Preferred Stock	399.2	399.2
Stockholders' equity:		
Common stock	0.6	0.7
Undesignated preferred stock	—	—
Additional paid-in capital	1,187.2	1,148.6
Retained earnings	728.8	682.5
Accumulated other comprehensive income (loss)	(12.5)	(19.4)
Total stockholders' equity	1,904.1	1,812.4
Total liabilities and stockholders' equity	$6,003.5	$5,549.3

Consolidated Statements of Operations
(in millions)

	Year Ended December 31,	
	2022	**2021**
		(Unaudited)
Net sales	$8,429.7	$6,820.4
Cost of products sold	6,194.2	5,000.8
Gross profit	2,235.5	1,819.6
Operating expense:		
Selling, general and administrative	1,372.9	1,167.7
Depreciation	75.1	61.5
Amortization	84.1	100.0
Loss on sale of business	—	22.3
Total operating expense	1,532.1	1,351.5
Income (loss) from operations	703.4	468.1
Interest expense, financing costs and other	83.7	85.5
Loss on debt extinguishment	—	60.2
Income (loss) from continuing operations before income taxes	619.7	322.4
Provision for (benefit from) income taxes	161.3	80.5
Net income (loss) from continuing operations	458.4	241.9
Net income (loss) from discontinued operations	—	1.1
Net income (loss)	458.4	243.0
Dividends on Preferred Stock	24.0	24.0
Net income (loss) attributable to common stockholders	$ 434.4	$ 219.0

Consolidated Statements of Cash Flows
(in millions)

	Year Ended December 31,	
	2022	**2021**
		(Unaudited)
Operating Activities		
Net income (loss)	$ 458.4	$ 243.0
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	159.2	161.6
Stock-based compensation	27.6	20.5
Certain interest expense and other financing costs	5.2	7.1
Loss on debt extinguishment	—	60.2
Gain on sale of fixed assets and other	(4.1)	(4.8)
Deferred income taxes	30.1	(51.7)
Loss on sale of business	—	27.5
Changes in operating assets and liabilities:		
Accounts receivable	(111.4)	(93.3)
Inventories	(117.7)	(224.8)
Prepaid expenses and other current assets	(36.3)	(34.6)
Accounts payable and accrued expenses	(15.2)	68.9
Other assets and liabilities	5.3	(12.9)
Net cash provided by (used in) operating activities	401.1	166.7
Investing Activities		
Purchases of property and equipment	(90.1)	(71.8)
Acquisition of business, net	(309.2)	(89.0)
Proceeds from sale of business	—	871.8
Proceeds from sale of assets	5.2	5.4
Investment in available for sale securities	(1.5)	—
Net cash provided by (used in) investing activities	(395.6)	716.4
Financing Activities		
Borrowings under revolving lines of credit	2,781.3	250.0
Payments under revolving lines of credit	(2,520.6)	(407.0)
Borrowings under term loan	—	1,000.0
Payments under term loan	(10.0)	(948.4)
Borrowings under senior notes	—	350.0
Payment under senior notes	—	(1,300.0)
Payment of debt issuance costs	—	(20.3)
Payment of call premium	—	(31.7)
Payments under equipment financing facilities and finance leases	(12.1)	(6.2)
Repurchase and retirement of common stock, net	(388.1)	—
Payment of dividends on Preferred Stock	(24.0)	(24.0)
Proceeds from issuance of common stock related to equity awards	16.7	24.4
Payment of taxes related to net share settlement of equity awards	(5.7)	(6.1)
Net cash provided by (used in) financing activities	(162.5)	(1,119.3)
Effect of exchange rate changes on cash and cash equivalents	(1.1)	0.6
Net increase (decrease) in cash and cash equivalents	(158.1)	(235.6)
Cash and cash equivalents, beginning of period	225.8	461.4
Cash and cash equivalents, end of period	$ 67.7	$ 225.8

Comparison of 2022 and the Year Ended December 31, 2021 ("Calendar 2021")

| | Years Ended December 31, | | Change | |
	2022	2021	$	%
		(Unaudited)		
Net sales	$8,429.7	$6,820.4	$1,609.3	23.6%
Gross profit	$2,235.5	$1,819.6	$ 415.9	22.9%
Gross margin	26.5%	26.7%	N/A	(0.2)%
Total operating expense	$1,532.1	$1,351.5	$ 180.6	13.4%
Income (loss) from operations	$ 703.4	$ 468.1	$ 235.3	50.3%
Net income (loss) from continuing operations	$ 458.4	$ 241.9	$ 216.5	89.5%

Net sales increased 23.6% compared to Calendar 2021 to $8.43 billion. 2022 net sales increased across all three lines of business versus the prior year period, driven largely by the successful implementation of price increases and higher demand for our products. Weighted-average selling price increased approximately 20-21% and estimated volumes increased approximately 1-2%.

Residential roofing product sales increased 17.5%, non-residential roofing product sales increased 41.6%, and complementary product sales increased 17.3% compared to the prior year.

Gross margin decreased to 26.5%, from 26.7% in the prior year as price-cost improvement was more than offset by a higher non-residential product sales mix. The increase in operating expense in 2022 was primarily due to increases in payroll and benefit costs, selling costs and general and administrative expenses, combined with the effect of acquired branches.

Net income (loss) from continuing operations was $458.4 million, compared to $241.9 million in the prior year. Calendar 2021 results include a loss on debt extinguishment of $60.2 million. The improvement compared to the prior year period was largely driven by higher net sales.

Non-GAAP Financial Measures

To provide investors with additional information regarding our financial results, we prepare certain financial measures that are not calculated in accordance with generally accepted accounting principles in the United States ("GAAP"), specifically:

- *Adjusted Operating Expense*. We define Adjusted Operating Expense as operating expense excluding the impact of the adjusting items (as described below).

- *Adjusted Net Income (Loss)*. We define Adjusted Net Income (Loss) as net income (loss) from continuing operations, excluding the impact of the adjusting items (as described below).

- *Adjusted EBITDA*. We define Adjusted EBITDA as net income (loss) from continuing operations, excluding the impact of interest expense (net of interest income), income taxes, depreciation and amortization, stock-based compensation, and the adjusting items (as described below).

We use these supplemental non-GAAP measures to evaluate financial performance, analyze the underlying trends in our business and establish operational goals and forecasts that are used when allocating resources. We expect to compute our non-GAAP financial measures consistently using the same methods each period.

We believe these non-GAAP measures are useful measures because they permit investors to better understand changes over comparative periods by providing financial results that are unaffected by certain items that are not indicative of ongoing operating performance.

While we believe that these non-GAAP measures are useful to investors when evaluating our business, they are not prepared and presented in accordance with GAAP, and therefore should be considered supplemental in nature. These non-GAAP measures should not be considered in isolation or as a substitute for other financial performance measures presented in accordance with GAAP. These non-GAAP financial measures may have material limitations including, but not limited to, the exclusion of certain costs without a corresponding reduction of net income for the income generated by the assets to which the excluded costs relate. In addition, these non-GAAP financial measures may differ from similarly titled measures presented by other companies.

Adjusting Items to Non-GAAP Financial Measures

The impact of the following expense (income) items is excluded from each of our non-GAAP measures (the "adjusting items"):

- *Acquisition costs*. Represent certain costs related to historical acquisitions, including: amortization of intangible assets; professional fees, branch integration expenses, travel expenses, employee severance and retention costs, and other personnel expenses classified as selling, general and administrative; gains/losses related to changes in fair value of contingent consideration or holdback liabilities; and amortization of debt issuance costs.

- *Restructuring costs*. Represent costs stemming from headcount rationalization efforts; branch re-organization; certain rebranding costs; impact of the Interior Products and Solar Products divestitures; accrued estimated costs related to employee benefit plan withdrawals; amortization of debt issuance costs; costs related to changing our fiscal year end; debt refinancing and extinguishment costs; and abandoned lease costs.

- *COVID-19 impacts*. Represent costs directly related to the COVID-19 pandemic; and income tax provision (benefit) stemming from the revaluation of deferred tax assets and liabilities made in conjunction with our application of the CARES Act.

The following table presents the impact and respective location of the adjusting items in our consolidated statements of operations for each of the periods indicated (in millions):

| | Operating Expense | | | Non-Operating Expense | | | |
	SG&A[1]	Amorti-zation	Loss on Sale of Business	Interest Expense	Other (Income) Expense	Income Taxes[2]	Total
Year Ended December 31, 2022							
Acquisition costs	$ 6.3	$ 84.1	$ —	$ 4.0	$ —	$—	$ 94.4
Restructuring costs	8.9	—	—	1.2	—	—	10.1
COVID-19 impacts	2.0	—	—	—	—	—	2.0
Total adjusting items	$17.2	$ 84.1	$ —	$ 5.2	$ —	$—	$106.5
Year Ended December 31, 2021							
Acquisition costs	$ 2.6	$ 97.8	$ —	$ 5.1	$ —	$—	$105.5
Restructuring costs[3]	10.4	2.2	22.3	2.1	60.3	—	97.3
COVID-19 impacts	2.3	—	—	—	—	—	2.3
Total adjusting items	$15.3	$100.0	$22.3	$ 7.2	$60.3	$—	$205.1
Year Ended September 30, 2021							
Acquisition costs	$ 3.3	$101.1	$ —	$ 6.1	$ —	$—	$110.5
Restructuring costs[3]	9.4	2.2	—	2.7	60.3	—	74.6
COVID-19 impacts	1.6	—	—	—	—	—	1.6
Total adjusting items	$14.3	$103.3	$ —	$ 8.8	$60.3	$—	$186.7

| | Operating Expense | | | Non-Operating Expense | | | |
	SG&A[1]	Amortization	Loss on Sale of Business	Interest Expense	Other (Income) Expense	Income Taxes[2]	Total
Year Ended September 30, 2020							
Acquisition costs[4]	$ 9.6	$119.3	$ —	$ 8.0	$ (5.1)	$—	$131.8
Restructuring costs[5]	2.3	142.6	—	3.6	21.5	—	170.0
COVID-19 impacts[6]	4.2	—	—	—	—	(0.7)	3.5
Total adjusting items	$16.1	$261.9	$ —	$11.6	$16.4	$(0.7)	$305.3

1. Selling, general and administrative expense ("SG&A").
2. For tax impact of adjusting items, see Adjusted Net Income (Loss) table below.
3. Other (income) expense includes a loss on debt extinguishment of $60.2 million in connection with the write-off of debt issuance costs and payment of redemption premiums stemming from our refinancing transactions.
4. Other (income) expense includes a net $5.1 million refund received as the final true-up of the $164.0 million payment resulting from the 338(h)(10) election made in connection with the Allied Acquisition.
5. Amortization includes the impact of non-cash accelerated intangible asset amortization of $142.6 million related to the write-off of certain trade names in connection with our rebranding efforts. Other (income) expense includes a loss on debt extinguishment of $14.7 million in connection with the October 2019 debt refinancing.
6. Income taxes consist of a tax benefit of $0.7 million stemming from the revaluation of deferred tax assets and liabilities made in conjunction with our application of the CARES Act.

Adjusted Operating Expense

The following table presents a reconciliation of operating expense, the most directly comparable financial measure as measured in accordance with GAAP, to Adjusted Operating Expense for each of the periods indicated (in millions):

| | Year Ended December 31, | | Year Ended September 30, | |
	2022	2021	2021	2020
Operating expense	$1,532.1	$1,351.5	$1,300.9	$1,385.5
Acquisition costs	(90.4)	(100.4)	(104.4)	(128.9)
Restructuring costs	(8.9)	(34.9)	(11.6)	(144.9)
COVID-19 impacts	(2.0)	(2.3)	(1.6)	(4.2)
Adjusted Operating Expense	$1,430.8	$1,213.9	$1,183.3	$1,107.5
Net sales	$8,429.7	$6,820.4	$6,642.0	$5,916.7
Operating expense as % of net sales	18.2%	19.8%	19.6%	23.4%
Adjusted Operating Expense as % of net sales	17.0%	17.8%	17.8%	18.7%

Adjusted Net Income (Loss)

The following table presents a reconciliation of net income (loss) from continuing operations, the most directly comparable financial measure as measured in accordance with GAAP, to Adjusted Net Income (Loss) for each of the periods indicated (in millions):

	Year Ended December 31,		Year Ended September 30,	
	2022	2021	2021	2020
Net income (loss) from continuing operations	$ 458.4	$ 241.9	$ 221.2	$ (81.3)
Adjusting items:				
Acquisition costs	94.4	105.5	110.5	131.8
Restructuring costs	10.1	97.3	74.6	170.0
COVID-19 impacts	2.0	2.3	1.6	3.5
Total adjusting items	106.5	205.1	186.7	305.3
Less: tax impact of adjusting items[1]	(27.0)	(52.6)	(47.8)	(78.2)
Total adjustments, net of tax	79.5	152.5	138.9	227.1
Adjusted Net Income (Loss)	$ 537.9	$ 394.4	$ 360.1	$ 145.8
Net sales	$8,429.7	$6,820.4	$6,642.0	$5,916.7
Net income (loss) as % of sales	5.4%	3.5%	3.3%	(1.4)%
Adjusted Net Income (Loss) as % of sales	6.4%	5.8%	5.4%	2.5%

1. Amounts represent tax impact on adjustments that are not included in our income tax provision (benefit) for the periods presented. The effective tax rate applied to these adjustments is calculated by using forecasted adjusted pre-tax income while factoring in estimated discrete tax adjustments for the fiscal year. The tax impact of adjustments for the years ended December 31, 2022 and 2021 and September 30, 2021 and 2020 were calculated using a blended effective tax rate of 25.4%, 25.6%, 25.6% and 25.6%, respectively.

Adjusted EBITDA

The following table presents a reconciliation of net income (loss) from continuing operations, the most directly comparable financial measure as measured in accordance with GAAP, to Adjusted EBITDA for each of the periods indicated (in millions):

	Year Ended December 31,		Year Ended September 30,	
	2022	2021	2021	2020
Net income (loss) from continuing operations	$ 458.4	$ 241.9	$ 221.2	$ (81.3)
Interest expense, net	86.3	86.7	101.0	138.4
Income taxes	161.3	80.5	77.3	(27.0)
Depreciation and amortization	159.2	161.5	162.2	320.0
Stock-based compensation	27.6	17.4	18.4	16.0
Acquisition costs[1]	6.3	2.6	3.3	4.5
Restructuring costs[1]	8.9	93.0	69.7	23.8
COVID-19 impacts[1]	2.0	2.3	1.6	4.2
Adjusted EBITDA	$ 910.0	$ 685.9	$ 654.7	$ 398.6
Net sales	$8,429.7	$6,820.4	$6,642.0	$5,916.7
Net income (loss) as % of net sales	5.4%	3.5%	3.3%	(1.4)%
Adjusted EBITDA as % of net sales	10.8%	10.1%	9.9%	6.7%

1. Amounts represent adjusting items included in selling, general and administrative expense and other income (expense); remaining adjusting item balances are embedded within the other line item balances reported in this table.

Seasonality and Quarterly Fluctuations

The demand for building materials is closely correlated to both seasonal changes and unpredictable weather patterns, therefore demand fluctuations are expected.

In general, our net sales and net income are highest in quarters ending June 30, September 30, and December 31, which encompass the peak months of construction and re-roofing. Conversely, we have historically experienced low net income levels or net losses in quarters ending March 31, when winter construction cycles and cold weather patterns have an adverse impact on our customers' ability to conduct their business.

Our balance sheet fluctuates throughout the year, driven by similar seasonal trends. We generally experience an increase in inventory and peak cash usage in the quarters ending March 31 and June 30, driven primarily by increased purchasing that is necessary to meet the rise in demand for our products during the warmer months. Accounts receivable, accounts payable, and cash collections are generally at their highest during the quarters ending June 30 and September 30, when sales are typically at their peak.

At times, we experience fluctuations in our financial performance that are driven by factors outside of our control, including the impact that severe weather events and unusual weather patterns may have on the timing and magnitude of demand and material availability. In addition, the impacts of the COVID-19 pandemic and continuing supply chain disruptions as well as inflation have caused, and may continue to cause, fluctuations in our financial results and working capital that are not aligned with the seasonality we generally experience.

Impact of Inflation

As a distributor, inflation has the potential to impact both the cost of products we deliver and various inputs into the operations of our distribution network. We have historically been successful in passing on the product-related cost increases from our suppliers to our customers in a timely manner.

In 2022 and 2021, we were able to successfully offset significant product cost increases with higher selling prices. We also endeavor to offset any non-product inflation in our operations such as such as fuel, wages, and rent with annual productivity improvements. There was no significant inflationary pressure in 2020.

Liquidity

Liquidity is defined as the current amount of readily available cash and the ability to generate adequate amounts of cash to meet the current needs for cash. We assess our liquidity in terms of our cash and cash equivalents on hand and the ability to generate cash to fund our operating activities, taking into consideration available borrowings and the seasonal nature of our business.

Our principal sources of liquidity as of December 31, 2022 were our cash and cash equivalents of $67.7 million and our available borrowings of approximately $1.02 billion under our asset-based revolving lines of credit.

Significant factors which could affect future liquidity include the following:
- the adequacy of available bank lines of credit;
- the ability to attract long-term capital with satisfactory terms;
- cash flows generated from operating activities;
- working capital management;
- acquisitions;
- share repurchases; and
- capital expenditures.

Our primary capital needs are for working capital obligations and other general corporate purposes, including acquisitions, capital expenditures, and share repurchases. Our primary sources of working capital are cash from operations and bank borrowings. We have financed larger acquisitions through increased bank borrowings and the issuance of long-term debt and common or preferred stock. We then repay any such borrowings with cash flows from operations or subsequent financings. We have funded most of our capital expenditures with cash on hand, increased bank borrowings, or equipment financing, and then reduced those obligations with cash flows from operations. We may explore additional or replacement financing sources in order to bolster liquidity and strengthen our capital structure. For a schedule of lease payments over the next five years and thereafter, see Note 13 in the Notes to Consolidated Financial Statements. For a schedule of principal payments for all outstanding financing arrangements over the next five years and thereafter, see Note 12 in the Notes to Consolidated Financial Statements.

We believe we currently have adequate liquidity and availability of capital to fund our present operations, meet our commitments on our existing debt and fund anticipated growth, including expansion in existing and targeted market areas. We may seek additional potential acquisitions from time to time, including as part of our Ambition 2025 initiative. If suitable acquisition opportunities or working capital needs arise that require additional financing, we believe that our financial position, credit profile, and earnings history provide a sufficient base for obtaining additional financing resources at reasonable rates and terms. We may also choose to issue additional shares of common stock or preferred stock in order to raise funds.

The following table summarizes our cash flows for the periods indicated (in millions):

	Year Ended	
	December 31, 2022	September 30, 2021
Net cash provided by (used in) operating activities . . .	$ 401.1	$ 78.0
Net cash provided by (used in) investing activities . . .	(395.6)	773.9
Net cash provided by (used in) financing activities . . .	(162.5)	(1,216.0)
Effect of exchange rate changes on cash and cash equivalents	(1.1)	(0.5)
Net increase (decrease) in cash and cash equivalents	$(158.1)	$ (364.6)

Operating Activities

Net cash provided by operating activities was $401.1 million in 2022, compared to $78.0 million in Fiscal 2021. Cash from operations increased $323.1 million primarily due to an increase in net income after adjustments for non-cash items of $237.6 million, as well as an incremental cash inflow of $85.5 million stemming from changes to our net working capital, mainly driven by a favorable change in cash outflows related to inventories. Operating cash flows used in discontinued operations for Fiscal 2021 was $28.2 million.

Investing Activities

Net cash used in investing activities was $395.6 million in 2022, compared to net cash provided by investing activities of $773.9 million in Fiscal 2021. The $1.17 billion decrease in investing cash flows was primarily due to proceeds from the sale of Interior Products in Fiscal 2021 as well as our business acquisitions in 2022. Investing cash flows used in discontinued operations for Fiscal 2021 was $2.5 million.

Financing Activities

Net cash used in financing activities was $162.5 million in 2022, compared to $1.22 billion in Fiscal 2021. The financing cash flow increase of $1.05 billion was primarily due to a $517.7 million increase in net borrowings under our revolving lines of credit and a $950.0 million decrease in net payments under our senior notes over the comparative periods, partially offset by repurchases of common stock of $388.1 million in 2022.

Monitoring and Assessing Collectability of Accounts Receivable

We perform periodic credit evaluations of our customers and typically do not require collateral, although we typically obtain payment and performance bonds for any type of public work and can lien projects under certain circumstances. Consistent with industry practices, we require payment from most customers within 30 days, except for sales to our non-residential roofing contractors, which we typically require to pay in 60 days.

As our business is seasonal in certain geographic regions, our customers' businesses are also seasonal. Sales are lowest in the winter months and our past due accounts receivable balance as a percentage of total receivables generally increases during this time. Throughout the year, we closely monitor our receivables and record estimated reserves based upon our judgment of specific customer situations, aging of accounts, our historical write-offs of uncollectible accounts, and expected future circumstances that may impact collectability.

Our divisional credit teams are staffed to manage and monitor our receivable aging balances and our systems allow us to enforce predetermined credit approval levels and properly leverage new business. The credit preapproval process denotes the maximum credit that each level of management can approve, with the highest credit amount requiring approval by our CEO and CFO. There are daily communications with branch and field staff. Our divisional teams conduct periodic reviews with their branch managers, various regional management staff and the Chief Credit Officer. Depending on the state of the respective division's receivables, these reviews can be weekly, biweekly or monthly. Additionally, the divisions are required to submit a monthly receivable forecast to the Chief Credit Officer. On a monthly basis, the Chief Credit Officer reviews and discusses these forecasts, as well as a prior month recap, with members of our executive management team.

Periodically, we perform a specific analysis of all accounts past due and write off account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote based upon the following factors:

- aging statistics and trends;

- customer payment history;

- review of the customer's financial statements when available;

- independent credit reports; and

- discussions with customers.

We still pursue collection of amounts written off in certain circumstances and credit the allowance for any subsequent recoveries. Over the past three fiscal years, bad debt expense has been, on average, 0.17% of net sales. The continued limitation of bad debt expense is primarily attributed to the continued strengthening of our collections process and overall credit environment.

Capital Resources

In May 2021, we entered into a series of financing arrangements to refinance certain debt instruments to take advantage of lower market interest rates for our fixed rate indebtedness and to extend maturities (the "2021 Debt Refinancing"). As of December 31, 2022, we had access to the following financing arrangements:

- the 2026 U.S. Revolver, an asset-based revolving line of credit in the United States, in an amount up to $1.25 billion and with an outstanding balance of $254.9 million;

- the 2026 Canada Revolver, an asset-based revolving line of credit in Canada, in an amount up to $50.0 million;

- the 2028 Term Loan with an outstanding balance of $972.2 million; and

- two separate senior notes instruments, the 2029 Senior Notes and 2026 Senior Notes, with outstanding balances of $346.8 million and $297.4 million, respectively.

See Note 12 in the Notes to Consolidated Financial Statements for additional information on our current financing arrangements and the 2021 Debt Refinancing.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. Accounting policies, methods, and estimates are an integral part of the preparation of consolidated financial statements in accordance with U.S. GAAP and, in part, are based upon management's current judgments. Those judgments are normally based on knowledge and experience with regard to past and current events and assumptions about future events. Certain accounting policies, methods, and estimates are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. While there are a number of accounting policies, methods, and estimates affecting our consolidated financial statements, areas that are particularly significant include:

- Inventories (including vendor rebates)

- Business combinations

- Goodwill and intangible assets

Inventories (Including Vendor Rebates)

Inventories, consisting substantially of finished goods, are valued at the lower of cost or market (net realizable value). Cost is determined using the moving weighted-average cost method.

Our arrangements with vendors typically provide for rebates after we make a special purchase and/or monthly, quarterly, and/or annual rebates of a specified amount of consideration payable when a number of measures have been achieved. Annual rebates are generally related to a specified cumulative level of purchases on a calendar-year basis. We account for such rebates as a reduction of the inventory value until the product is sold, at which time such rebates reduce cost of products sold in the consolidated statements of operations. Throughout the year, we estimate the amount of the periodic rebates based upon the expected level of purchases. We continually revise these estimates to reflect actual rebates earned based on actual purchase levels. Amounts due from vendors under these arrangements are included in "Prepaid expenses and other current assets" in the accompanying consolidated balance sheets.

Business Combinations

We record acquisitions resulting in the consolidation of a business using the acquisition method of accounting. Under this method, we record the assets acquired, including intangible assets that can be identified, and liabilities assumed based on their estimated fair values at the date of acquisition. We use an income approach to determine the fair value of acquired intangible assets, specifically the multi-period excess earnings method for customer relationships and the relief from royalty method for trade names. Various Level 3 fair value assumptions are used in the determination of these estimated fair values, including items such as sales growth rates, cost synergies, customer attrition rates, discount rates, and other prospective financial information. The purchase price in excess of the fair value of the assets acquired and liabilities assumed is recorded as goodwill. Estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. We believe these estimates are based on reasonable assumptions, however they are inherently uncertain and unpredictable, therefore actual results may differ. Transaction costs associated with acquisitions are expensed as incurred and are included as a component of selling, general and administrative expense within the consolidated statements of operations.

Goodwill and Intangible Assets

On an annual basis and at interim periods when circumstances require, we test the recoverability of our goodwill and indefinite-lived intangible assets and review for indicators of impairment. Examples of such indicators include a significant change in the business climate, unexpected competition, loss of key personnel, or a decline in our market capitalization below net book value.

We perform impairment assessments at the reporting unit level, which is defined as an operating segment or one level below an operating segment, also known as a component. The Company evaluates its components for aggregation by examining the distribution methods, sales mix, and operating results of each component to determine if these characteristics will be sustained over a long-term basis. For purposes of this evaluation, we expect components to exhibit similar economic characteristics 3-5 years after events such as an acquisition within our core roofing business or management/business restructuring. Components that exhibit similar economic characteristics are subsequently aggregated into a single reporting unit. Based on our most recent impairment assessment performed as of August 31, 2022, it was determined that all components exhibited similar economic characteristics, and therefore should be aggregated into a single reporting unit (collectively, the "Reporting Unit").

To test for the recoverability of goodwill and indefinite-lived intangible assets, we first perform a qualitative assessment based on economic, industry, and company-specific factors for all or selected reporting units to determine whether the existence of events and circumstances indicates that it is more likely than not that the goodwill or indefinite-lived intangible asset is impaired. Based on the results of the qualitative assessment, two additional steps in the impairment assessment may be required. The first step would require a comparison of each reporting unit's fair value to the respective carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss on a relative fair value basis, if any.

Based on our most recent impairment assessment performed as of August 31, 2022, we concluded that it was more likely than not that the fair value of the goodwill and indefinite-lived intangible assets exceeded their net carrying amount, therefore the quantitative two-step impairment test was not required. Our total market capitalization exceeded carrying value by approximately 117% as of August 31, 2022. We did not identify any macroeconomic, industry conditions, or cost-related factors that would indicate it is more likely than not that the fair value of the reporting unit was less than its carrying value.

We amortize certain identifiable intangible assets that have finite lives, currently consisting of customer relationships and trade names. Customer relationship assets are amortized on an accelerated basis based on the expected cash flows generated by the existing customers; and trade names are amortized on an accelerated basis over the term we expect to use the trade name. Amortizable intangible assets are tested for impairment, when deemed necessary, based on undiscounted cash flows and, if impaired, are written down to fair value based on either discounted cash flows or appraised values.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks as part of our on-going business operations. Our primary exposure includes changes in interest rates and foreign exchange rates.

Interest Rate Risk

Our interest rate risk relates primarily to the variable-rate borrowings we have outstanding. The following discussion of our interest rate is based on a 10% change in interest rates. These changes are hypothetical scenarios used to calibrate potential risk and do not represent our view of future market changes. As the hypothetical figures discussed below indicate, changes in fair value based on the assumed change in rates generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effect of a variation in a particular assumption is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

We use interest rate derivative instruments to manage the risk related to fluctuating cash flows from interest rate changes by converting a portion of our variable-rate borrowings into fixed-rate borrowings. Use of derivative financial instruments in hedging programs subjects us to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of our derivative financial instruments is used to measure interest to be paid or received and does not represent our exposure due to credit risk. Our current derivative instrument is with a large financial counterparty that is rated highly by nationally recognized credit rating agencies.

As of December 31, 2022, net of unamortized debt issuance costs, we had outstanding borrowings of $972.2 million under our term loan, $644.2 million under our respective senior notes, and $254.9 million under our asset-based revolving lines of credit. Borrowings under our asset-based revolving lines of credit and term loan incur interest on a floating rate basis while borrowings under our senior notes incur interest on a fixed rate basis. As of December 31, 2022, our weighted-average effective interest rate on debt instruments with variable rates was 6.14%. Based on our analysis, the financial impact of a hypothetical 10% interest rate fluctuation in effect as of December 31, 2022 would be immaterial.

In fiscal year 2019, we took advantage of interest rate cuts and executed two interest rate swaps to hedge against our interest rate risk related to the floating rate of our previous term loan. Each swap agreement has a notional amount of $250 million. As part of the 2021 Debt Refinancing, we refinanced the previous term loan, resulting in the issuance of the 2028 Term Loan; the two interest rate swaps were designed and executed such that they continue to hedge against a total notional amount of $500 million related to the refinanced 2028 Term Loan. The swaps are "pay-fixed/receive-floating" instruments. One agreement (the "5-year swap") will expire on August 30, 2024 and swaps the thirty-day LIBOR with a fixed-rate of 1.49%. The second agreement (the "3-year swap") expired on August 30, 2022 and swapped the thirty-day LIBOR with a fixed-rate of 1.50%. The 5-year swap is designed to hedge against the interest rate risk that the floating rate on our term loan, up-to the hedged amount of $250 million, will exceed 1.499% within five years. The interest rate swap is designated as a cash flow hedge and as such, changes in the fair value of the swap instrument is recorded as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. As of December 31, 2022, the fair value of the 5-year swap, net of tax, was $9.7 million in favor of the Company. Assuming 30 day LIBOR rates as of December 31, 2022 remain constant, we would expect the impact to cash interest expense resulting from the expiration of the three-year swap to be approximately $7 million annually.

Foreign Currency Exchange Rate Risk

We have exposure to foreign currency exchange rate fluctuations for net sales generated by our operations outside the United States, which can adversely impact our net income and cash flows. Approximately 3.2% of our net sales in 2022 were derived from sales to customers in Canada. This business is primarily conducted in the local currency. This exposes us to risks associated with changes in foreign currency that can adversely affect net sales, net income, and cash flows. A 10% fluctuation of foreign currency exchange rates would not have a material impact on our results of operations or cash flows; therefore, we currently do not enter into financial instruments to manage this minimal foreign currency exchange risk.

Commodity Price Risk

The Company is exposed to changes in prices of commodities used in its operations, primarily associated with energy, such as crude oil, and raw materials, such as asphalt and lumber. We generally manage the risk of changes in commodity prices that impact our costs by seeking to pass commodity-related inflation on to our customers. We may enter into derivative financial instruments to mitigate the potential impact of commodity price fluctuations on our results of operations or cash flows. As of December 31, 2022 we had no such derivative financial instruments in place.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BEACON ROOFING SUPPLY, INC.

Index to Consolidated Financial Statements

<p style="text-align: center;">**Report of Independent Registered Public Accounting Firm**</p>

To the Stockholders and the Board of Directors of

Beacon Roofing Supply, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Beacon Roofing Supply, Inc. (the Company) as of December 31, 2022 and September 30, 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for the year ended December 31, 2022, the three months ended December 31, 2021, and each of the two years in the period ended September 30, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and September 30, 2021, and the results of its operations and its cash flows for the year ended December 31, 2022, the three months ended December 31, 2021, and each of the two years in the period ended September 30, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Existence of Inventory

Description of the Matter

At December 31, 2022, the Company held $1,322.9 million of inventory across its 480 branch locations throughout the United States and Canada. As disclosed in Note 2 to the financial statements, inventories consist substantially of finished goods, with inventory cost determined utilizing the weighted-average cost method.

Auditing the existence of inventory is complex and requires significant effort in testing due to the disaggregation of inventory across 480 branch locations. This results in both: (1) a high degree of auditor judgment in determining the extent of procedures to be performed and (2) a high degree of effort to perform procedures in order to validate the existence of inventory. For example, there is judgment required in determining the number of branch locations at which to perform testing procedures.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the inventory process. For example, we tested management's controls relating to the performance of counts of inventory held at the Company's branch locations.

To test the existence of inventory at the balance sheet date, our audit procedures included, among others, performing test counts of inventory items at a sample of branch locations, comparing our test count results to the Company's system of record, and performing analytical procedures over the total inventory balance at the balance sheet date.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1997.

Tysons, Virginia

February 24, 2023

BEACON ROOFING SUPPLY, INC.

Consolidated Balance Sheets

(In millions, except per share amounts)

	December 31, 2022	September 30, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 67.7	$ 260.0
Accounts receivable, less allowance of $17.2 and $16.3 as of December 31, 2022 and September 30, 2021, respectively	1,009.1	978.3
Inventories, net	1,322.9	1,084.5
Prepaid expenses and other current assets	417.8	345.9
Total current assets	2,817.5	2,668.7
Property and equipment, net	337.0	236.6
Goodwill	1,916.3	1,760.9
Intangibles, net	447.7	414.8
Operating lease right-of-use assets, net	467.6	399.2
Deferred income taxes, net	9.9	64.5
Other assets, net	7.5	9.8
Total assets	$6,003.5	$5,554.5
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 821.0	$ 812.9
Accrued expenses	448.0	546.7
Current portion of operating lease liabilities	94.5	88.5
Current portion of finance lease liabilities	16.1	5.0
Current portion of long-term debt/obligations	10.0	10.0
Total current liabilities	1,389.6	1,463.1
Borrowings under revolving lines of credit, net	254.9	—
Long-term debt, net	1,606.4	1,614.5
Deferred income taxes, net	0.2	0.7
Operating lease liabilities	382.1	311.3
Finance lease liabilities	67.0	22.9
Total liabilities	3,700.2	3,412.5
Commitments and contingencies (Note 14)		
Convertible Preferred Stock (voting); $0.01 par value; aggregate liquidation preference $400.0; 0.4 shares authorized, issued and outstanding as of December 31, 2022 and September 30, 2021 (Note 6)	399.2	399.2
Stockholders' equity:		
Common stock (voting); $0.01 par value; 100.0 shares authorized; 64.2 and 70.1 shares issued and outstanding as of December 31, 2022 and September 30, 2021, respectively	0.6	0.7
Undesignated preferred stock; 5.0 shares authorized, none issued or outstanding	—	—
Additional paid-in capital	1,187.2	1,145.0
Retained earnings	728.8	620.5
Accumulated other comprehensive income (loss)	(12.5)	(23.4)
Total stockholders' equity	1,904.1	1,742.8
Total liabilities and stockholders' equity	$6,003.5	$5,554.5

See accompanying Notes to Consolidated Financial Statements

BEACON ROOFING SUPPLY, INC.

Consolidated Statements of Operations

(In millions, except per share amounts)

	Year Ended December 31, 2022	Three Months Ended December 31, 2021	Year Ended September 30, 2021	Year Ended September 30, 2020
Net sales	$8,429.7	$1,754.9	$6,642.0	$5,916.7
Cost of products sold	6,194.2	1,293.3	4,884.3	4,496.2
Gross profit	2,235.5	461.6	1,757.7	1,420.5
Operating expense:				
Selling, general and administrative	1,372.9	294.2	1,138.7	1,065.5
Depreciation	75.1	16.5	58.9	58.1
Amortization	84.1	22.2	103.3	261.9
Loss on sale of business	—	22.3	—	—
Total operating expense	1,532.1	355.2	1,300.9	1,385.5
Income (loss) from operations	703.4	106.4	456.8	35.0
Interest expense, financing costs and other	83.7	17.4	98.1	128.6
Loss on debt extinguishment	—	—	60.2	14.7
Income (loss) from continuing operations before income taxes	619.7	89.0	298.5	(108.3)
Provision for (benefit from) income taxes	161.3	20.9	77.3	(27.0)
Net income (loss) from continuing operations	458.4	68.1	221.2	(81.3)
Net income (loss) from discontinued operations[1]	—	(0.1)	(266.7)	0.4
Net income (loss)	458.4	68.0	(45.5)	(80.9)
Dividends on Preferred Stock	24.0	6.0	24.0	24.0
Net income (loss) attributable to common stockholders	$ 434.4	$ 62.0	$ (69.5)	$(104.9)
Weighted-average common stock outstanding:[2]				
Basic	67.1	70.3	69.7	68.8
Diluted	68.4	71.5	80.5	68.8
Net income (loss) per share:[2]				
Basic – Continuing operations	$ 5.66	$ 0.78	$ 2.83	$ (1.53)
Basic – Discontinued operations	—	—	(3.83)	0.01
Basic net income (loss) per share	$ 5.66	$ 0.78	$ (1.00)	$ (1.52)
Diluted – Continuing operations	$ 5.55	$ 0.76	$ 2.75	$ (1.53)
Diluted – Discontinued operations	—	—	(3.32)	0.01
Diluted net income (loss) per share	$ 5.55	$ 0.76	$ (0.57)	$ (1.52)

1. See Note 4 for detailed calculations and further discussion.
2. See Note 6 for detailed calculations and further discussion.

See accompanying Notes to Consolidated Financial Statements

BEACON ROOFING SUPPLY, INC.

Consolidated Statements of Comprehensive Income

(In millions)

	Year Ended December 31, 2022	Three Months Ended December 31, 2021	Year Ended September 30,	
			2021	2020
Net income (loss)	$458.4	$68.0	$(45.5)	$(80.9)
Other comprehensive income (loss):				
Foreign currency translation adjustment	(6.9)	0.4	4.0	(0.7)
Unrealized gain (loss) due to change in fair value of derivatives, net of tax	13.8	3.6	7.3	(13.4)
Total other comprehensive income (loss)	6.9	4.0	11.3	(14.1)
Comprehensive income (loss)	$465.3	$72.0	$(34.2)	$(95.0)

See accompanying Notes to Consolidated Financial Statements

BEACON ROOFING SUPPLY, INC.

Consolidated Statements of Stockholders' Equity

(In millions)

	Common Stock		APIC[1]	Retained Earnings	AOCI[2]	Total
	Shares	Amount				
Balance as of September 30, 2019	68.6	$ 0.7	$1,083.0	$ 799.2	$(20.6)	$1,862.3
Issuance of common stock, net of shares withheld for taxes	0.4	—	0.4	—	—	0.4
Stock-based compensation	—	—	17.2	—	—	17.2
Other comprehensive income (loss)	—	—	—	—	(14.1)	(14.1)
Net income (loss)	—	—	—	(80.9)	—	(80.9)
Dividends on Preferred Stock	—	—	—	(24.0)	—	(24.0)
Balance as of September 30, 2020	69.0	$ 0.7	$1,100.6	$ 694.3	$(34.7)	$1,760.9
Adoption of ASU 2016-13	—	—	—	(4.3)	—	(4.3)
Issuance of common stock, net of shares withheld for taxes	1.1	—	21.8	—	—	21.8
Stock-based compensation	—	—	22.6	—	—	22.6
Other comprehensive income (loss)	—	—	—	—	11.3	11.3
Net income (loss)	—	—	—	(45.5)	—	(45.5)
Dividends on Preferred Stock	—	—	—	(24.0)	—	(24.0)
Balance as of September 30, 2021	70.1	$ 0.7	$1,145.0	$ 620.5	$(23.4)	$1,742.8
Issuance of common stock, net of shares withheld for taxes	0.3	—	0.8	—	—	0.8
Stock-based compensation	—	—	2.8	—	—	2.8
Other comprehensive income (loss)	—	—	—	—	4.0	4.0
Net income (loss)	—	—	—	68.0	—	68.0
Dividends on Preferred Stock	—	—	—	(6.0)	—	(6.0)
Balance as of December 31, 2021	70.4	$ 0.7	$1,148.6	$ 682.5	$(19.4)	$1,812.4
Repurchase and retirement of common stock, net	(6.9)	(0.1)	—	(388.1)	—	(388.2)
Issuance of common stock, net of shares withheld for taxes	0.7	—	11.0	—	—	11.0
Stock-based compensation	—	—	27.6	—	—	27.6
Other comprehensive income (loss)	—	—	—	—	6.9	6.9
Net income (loss)	—	—	—	458.4	—	458.4
Dividends on Preferred Stock	—	—	—	(24.0)	—	(24.0)
Balance as of December 31, 2022	64.2	$ 0.6	$1,187.2	$ 728.8	$(12.5)	$1,904.1

1. Additional Paid-in Capital ("APIC").
2. Accumulated Other Comprehensive Income (Loss) ("AOCI").

See accompanying Notes to Consolidated Financial Statements

BEACON ROOFING SUPPLY, INC.

Consolidated Statements of Cash Flows[1]

(In millions)

	Year Ended December 31, 2022	Three Months Ended December 31, 2021	Year Ended September 30, 2021	Year Ended September 30, 2020
Operating Activities				
Net income (loss)	$ 458.4	$ 68.0	$ (45.5)	$ (80.9)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	159.2	38.7	175.2	391.1
Stock-based compensation	27.6	2.8	22.6	17.2
Certain interest expense and other financing costs	5.2	1.3	8.7	11.5
Loss on debt extinguishment	—	—	60.2	14.7
Gain on sale of fixed assets and other	(4.1)	(1.6)	(3.8)	(3.5)
Deferred income taxes	30.1	1.6	(139.2)	(25.6)
Loss on sale of business[2]	—	22.3	360.6	—
338(h)(10) election refund	—	—	—	(5.1)
Changes in operating assets and liabilities:				
Accounts receivable	(111.4)	137.6	(81.3)	78.4
Inventories	(117.7)	(89.1)	(225.0)	73.4
Prepaid expenses and other current assets	(36.3)	(26.2)	9.6	(73.6)
Accounts payable and accrued expenses	(15.2)	(102.6)	(56.0)	72.2
Other assets and liabilities	5.3	(3.2)	(8.1)	9.5
Net cash provided by (used in) operating activities	401.1	49.6	78.0	479.3
Investing Activities				
Purchases of property and equipment	(90.1)	(23.3)	(66.5)	(48.5)
Acquisition of business, net	(309.2)	(89.0)	—	5.1
Proceeds from sale of business[2]	—	35.8	836.0	—
Proceeds from sale of assets	5.2	1.7	4.4	4.4
Investment in available for sale securities	(1.5)	—	—	—
Net cash provided by (used in) investing activities	(395.6)	(74.8)	773.9	(39.0)
Financing Activities				
Borrowings under revolving lines of credit	2,781.3	—	252.3	2,038.0
Payments under revolving lines of credit	(2,520.6)	—	(509.3)	(1,870.0)
Borrowings under term loan	—	—	1,000.0	—
Payments under term loan	(10.0)	(2.5)	(948.3)	(9.7)
Borrowings under senior notes	—	—	350.0	300.0
Payment under senior notes	—	—	(1,300.0)	(309.6)
Payment of debt issuance costs	—	—	(20.3)	(4.3)
Payment of call premium	—	—	(31.7)	—
Payments under equipment financing facilities and finance leases	(12.1)	(1.4)	(6.5)	(8.6)
Repurchase and retirement of common stock, net	(388.1)	—	—	—
Payment of dividends on Preferred Stock	(24.0)	(6.0)	(24.0)	(24.0)
Proceeds from issuance of common stock related to equity awards	16.7	5.2	26.3	3.3
Payment of taxes related to net share settlement of equity awards	(5.7)	(4.4)	(4.5)	(2.9)
Net cash provided by (used in) financing activities	(162.5)	(9.1)	(1,216.0)	112.2
Effect of exchange rate changes on cash and cash equivalents	(1.1)	0.1	(0.5)	(0.2)
Net increase (decrease) in cash and cash equivalents	(158.1)	(34.2)	(364.6)	552.3
Cash and cash equivalents, beginning of period	225.8	260.0	624.6	72.3
Cash and cash equivalents, end of period	$ 67.7	$ 225.8	$ 260.0	$ 624.6
Supplemental Cash Flow Information				
Operating cash flows provided by (used in) discontinued operations	$ —	$ —	$ (28.2)	$ 84.9
Investing cash flows provided by (used in) discontinued operations	$ —	$ —	$ (2.5)	$ (7.5)
Cash paid during the period for:				
Interest	$ 83.4	$ 22.2	$ 120.0	$ 130.3
Income taxes paid (received), net of refunds[3]	$ 157.1	$ 40.6	$ 85.2	$ (5.4)

1. Unless otherwise noted, amounts include both continuing and discontinued operations.
2. See Note 4 for additional information.
3. Taxes paid in the year ended December 31, 2022 includes $18.6 million related to the transition period from October 1, 2021 to December 31, 2021. Taxes paid in the three months ended December 31, 2021 and year ended September 30, 2021 include $9.9 million and $63.3 million, respectively, related to the Interior Products divestiture.

See accompanying Notes to Consolidated Financial Statements

BEACON ROOFING SUPPLY, INC.

Notes to Consolidated Financial Statements

1. Company Overview

Beacon Roofing Supply, Inc. ("Beacon" or the "Company") was incorporated in the state of Delaware on August 22, 1997 and is the largest publicly traded distributor of roofing materials and complementary building products, such as siding and waterproofing, in North America.

On February 10, 2021, the Company completed the sale of its interior products and insulation businesses ("Interior Products") to Foundation Building Materials Holding Company LLC ("FBM"), pursuant to that certain Equity Purchase Agreement, dated as of December 20, 2020 (the "Purchase Agreement"), by and between the Company and ASP Sailor Acquisition Corp. ("ASP"), for approximately $850 million in cash (subject to a working capital and certain other adjustments as set forth in the Purchase Agreement). On January 29, 2021, ASP assigned the Purchase Agreement to FBM. The final adjusted purchase price for Interior Products was $842.7 million. Unless otherwise noted, the Company has reflected Interior Products as discontinued operations for the three months ended December 31, 2021 and the years ended September 30, 2021 and 2020. For additional information, see Notes 2 and 4.

The Company operates its business primarily under the trade name "Beacon Building Products" and services customers in all 50 states throughout the U.S. and six provinces in Canada. The Company's material subsidiaries are Beacon Sales Acquisition, Inc., Beacon Roofing Supply Canada Company, and SCE Waterproofing Holdings, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. The Company has reflected Interior Products as discontinued operations for the three months ended December 31, 2021 and years ended September 30, 2021 and 2020. Unless otherwise noted, amounts and disclosures throughout these Notes to Consolidated Financial Statements relate to the Company's continuing operations. Certain prior period amounts have been reclassified to conform to current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant items subject to such estimates include inventories, purchase price allocations, recoverability of goodwill and intangibles, and income taxes. Accordingly, actual amounts could differ materially from these estimates.

Fiscal Year

On August 11, 2021, the Company's Board of Directors approved a change in its fiscal year end from September 30 to December 31. The Company's 2022 fiscal year began on January 1, 2022 and ended on December 31, 2022. This change better aligns the Company's financial reporting calendar with many of its industry peers and provides internal benefits by shifting the timing of the budgeting, physical inventory, and performance review cycles away from the Company's busiest time of year.

The periods presented are the year ended December 31, 2022 ("2022"), the three months ended December 31, 2021 (the "Transition Period"), and the years ended September 30, 2021 ("Fiscal 2021") and September 30, 2020 ("Fiscal 2020"). Each of the Company's fiscal quarters ends on the last day of the calendar month.

Segment Information

Operating segments are defined as components of a business that can earn revenue and incur expenses for which discrete financial information is evaluated on a regular basis by the chief operating decision maker ("CODM") in order to decide how to allocate resources and assess performance. The Company's CODM, the Chief Executive Officer, reviews consolidated results of operations to make decisions, therefore the Company views its operations and manages its business as one operating segment.

Business Combinations

The Company records acquisitions resulting in the consolidation of a business using the acquisition method of accounting. Under this method, the Company records the assets acquired, including intangible assets that can be identified, and liabilities assumed based on their estimated fair values at the date of acquisition. The Company uses an income approach to determine the fair value of acquired intangible assets, specifically the multi-period excess earnings method for customer relationships and the relief from royalty method for trade names. Various Level 3 fair value assumptions are used in the determination of these estimated fair values, including items such as sales growth rates, cost synergies, customer attrition rates, discount rates, and other prospective financial information. The purchase price in excess of the fair value of the assets acquired and liabilities assumed is recorded as goodwill. Estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Management believes these estimates are based on reasonable assumptions, however they are inherently uncertain and unpredictable, therefore actual results may differ. Transaction costs associated with acquisitions are expensed as incurred and are included as a component of selling, general and administrative expense within the consolidated statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents also include unsettled credit card transactions. Cash equivalents are composed of money market funds which invest primarily in commercial paper or bonds with a rating of A-1 or better, and bank certificates of deposit.

Accounts Receivable

Accounts receivable are derived from unpaid invoiced amounts and are recorded at their net realizable value. The allowance for doubtful accounts is calculated based on actual historical write-offs and current economic factors and represents the Company's best estimate of its credit exposure. Each month the Company reviews its receivables on a customer-by-customer basis and any balances that are deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company's accounts receivable are primarily from customers in the building industry located in the United States and Canada, and no single customer represented at least 10% of the Company's revenue during the year ended December 31, 2022 or accounts receivable as of December 31, 2022.

Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and accounts receivable. The Company maintains the majority of its cash and cash equivalents with one financial institution, which management believes to be financially sound and with minimal credit risk. The Company's deposits typically exceed amounts guaranteed by the Federal Deposit Insurance Corporation.

Inventories (Including Vendor Rebates)

Inventories, consisting substantially of finished goods, are valued at the lower of cost or market (net realizable value). Cost is determined using the moving weighted-average cost method.

The Company's arrangements with vendors typically provide for rebates after it makes a special purchase and/or monthly, quarterly, and/or annual rebates of a specified amount of consideration payable when a number of measures have been achieved. Annual rebates are generally related to a specified cumulative level of purchases on a calendar-year basis. The Company accounts for such rebates as a reduction of the inventory value until the product is sold, at which time such rebates reduce cost of products sold in the consolidated statements of operations. Throughout the year, the Company estimates the amount of the periodic rebates based upon the expected level of purchases. The Company continually revises these estimates to reflect actual rebates earned based on actual purchase levels. Amounts due from vendors under these arrangements are included in "prepaid expenses and other current assets" in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment acquired in connection with acquisitions are recorded at fair value as of the date of the acquisition and depreciated utilizing the straight-line method over the estimated remaining lives. All other additions are recorded at cost, and depreciation is computed using the straight-line method. The Company reviews the estimated useful lives of its fixed assets on an ongoing basis and the following table summarizes the estimates currently used:

Asset Class	Estimated Useful Life
Buildings and improvements	40 years
Equipment	3 to 7 years
Furniture and fixtures	7 years
Software	3 to 5 years
Finance lease assets and leasehold improvements	Shorter of the estimated useful life or the term of the lease, considering renewal options expected to be exercised.

Goodwill and Intangible Assets

On an annual basis and at interim periods when circumstances require, the Company tests the recoverability of its goodwill and indefinite-lived intangible assets and reviews for indicators of impairment. Examples of such indicators include a significant change in the business climate, unexpected competition, loss of key personnel, or a decline in the Company's market capitalization below the Company's net book value.

The Company performs impairment assessments at the reporting unit level, which is defined as an operating segment or one level below an operating segment, also known as a component. The Company evaluates its components for aggregation by examining the distribution methods, sales mix, and operating results of each component to determine if these characteristics will be sustained over a long-term basis. For purposes of this evaluation, the Company expects its components to exhibit similar economic characteristics 3-5 years after events such as an acquisition within the Company's core roofing business or management/business restructuring. Components that exhibit similar economic characteristics are subsequently aggregated into a single reporting unit. Based on the Company's most recent impairment assessment performed as of August 31, 2022, it was determined that all of the Company's components exhibited similar economic characteristics, and therefore should be aggregated into a single reporting unit (collectively, the "Reporting Unit").

To test for the recoverability of goodwill and indefinite-lived intangible assets, the Company first performs a qualitative assessment based on economic, industry, and company-specific factors for all or selected reporting units to determine whether the existence of events and circumstances indicates that it is more likely than not that the goodwill or indefinite-lived intangible asset is impaired. Based on the results of the qualitative assessment, two additional steps in the impairment assessment may be required. The first step would require a comparison of each reporting unit's fair value to the respective carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss on a relative fair value basis, if any.

Based on the Company's most recent impairment assessment performed as of August 31, 2022, the Company concluded that it was more likely than not that the fair value of the goodwill and indefinite-lived intangible assets exceeded their net carrying amount, therefore the quantitative two-step impairment test was not required. The Company's total market capitalization exceeded carrying value by approximately 117% as of August 31, 2022. The Company did not identify any macroeconomic, industry conditions, or cost-related factors that would indicate it is more likely than not that the fair value of the reporting unit was less than its carrying value.

The Company amortizes certain identifiable intangible assets that have finite lives, currently consisting of customer relationships and trade names. Customer relationship assets are amortized on an accelerated basis based on the expected cash flows generated by the existing customers; and trade names are amortized on an accelerated basis over the term the Company expects to use the trade name. Amortizable intangible assets are tested for impairment, when deemed necessary, based on undiscounted cash flows and, if impaired, are written down to fair value based on either discounted cash flows or appraised values.

Evaluation of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability is measured by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities that are reported at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a defined three-tier hierarchy to classify and disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. The hierarchy prioritizes the inputs used to measure fair value by the lowest level of input that is available and significant to the fair value measurement. The three levels are described as follows:

- *Level 1*: Observable inputs. Quoted prices in active markets for identical assets and liabilities;

- *Level 2*: Observable inputs other than the quoted price. Includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets and amounts derived from valuation models where all significant inputs are observable in active markets; and

- *Level 3*: Unobservable inputs. Includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions.

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification as of each reporting period.

Financial Derivatives

The Company enters into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed-rate and floating-rate debt. The swap agreements are contracts to exchange variable-rate for fixed-interest rate payments over the life of the agreements. The Company's derivative instruments are designated as cash flow hedges, for which the Company records changes in their fair value, net of tax, in other comprehensive income.

Net Sales

The Company records net sales when performance obligations with the customer are satisfied. A performance obligation is a promise to transfer a distinct good to the customer and is the unit of account. The transaction price is allocated to each distinct performance obligation and recognized as net sales when, or as, the performance obligation is satisfied. All contracts have a single performance obligation as the promise to transfer the individual good is not separately identifiable from other promises and is, therefore, not distinct. Performance obligations are satisfied at a point in time and net sales are recognized when the customer accepts the delivery of a product or takes possession of a product with rights and rewards of ownership. For goods shipped by third party carriers, the Company recognizes revenue upon shipment since the terms are generally FOB shipping point at which time control passes to the customer. The Company also arranges for certain products to be shipped directly from the manufacturer to the customer. The Company recognizes the gross revenue for these sales upon shipment as the terms are FOB shipping point at which time control passes to the customer.

The Company enters into agreements with customers to offer rebates, generally based on achievement of specified sales levels and various marketing allowances that are common industry practice. Reductions to net sales for customer programs and incentive offerings, including promotions and other volume-based incentives, are estimated using the most likely amount method and recorded in the period in which the sale occurs. Provisions for early payment discounts are accrued in the same period in which the sale occurs. The Company does not have any material payment terms as payment is received shortly after the transfer of control of the products to the customer. Commissions to internal sales teams are paid to obtain contracts. As these contracts are less than one year, these costs are expensed as incurred.

The Company includes shipping and handling costs billed to customers in net sales. Related costs are accounted for as fulfillment activities and are recognized as cost of products sold when control of the products transfers to the customer.

Leases

The Company mostly operates in leased facilities, which are accounted for as operating leases. The leases typically provide for a base rent plus real estate taxes and insurance. Certain of the leases provide for escalating rents over the lives of the leases, and rent expense is recognized over the terms of those leases on a straight-line basis. The real estate leases expire between 2023 and 2038.

In addition, the Company leases equipment such as trucks and forklifts. Equipment leases are accounted for as either operating or finance leases. The equipment leases expire between 2023 and 2032.

The Company determines if an arrangement is a lease at inception. Operating and finance lease assets and liabilities are included within the consolidated balance sheets, with finance lease assets included in property and equipment, net.

Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company's incremental borrowing rate, because the interest rates implicit in most of the leases are not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments.

Lease assets include any prepaid lease payments and lease incentives. The Company's lease terms include periods under options to extend or terminate the lease when it is reasonably certain that those options will be exercised. The Company generally uses the base, non-cancelable lease term when determining the lease assets and liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. For finance leases, the lease asset is depreciated over the lease term and interest expense is recorded using the effective interest method.

The Company's lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Company has elected to combine fixed payments for non-lease components with lease payments and account for them together as a single lease component, which increases the lease assets and liabilities.

Payments under the Company's lease agreements are primarily fixed. However, certain lease agreements contain variable payments, which are expensed as incurred and are not included in the operating lease assets and liabilities. These amounts include payments affected by the Consumer Price Index and reimbursements to landlords for items such as property insurance and common area costs. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company applies the fair value method to recognize compensation expense for stock-based awards. Using this method, for time-based awards the estimated grant-date fair value of the award is measured based on the fair value of the Company's common stock on the grant date and is recognized on a straight-line basis over the requisite service period based on the portion of the award that is expected to vest. The Company estimates forfeitures at the time of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For awards with performance conditions, the Company accrues stock-based compensation over the service period if, and to the extent that, it is determined that achievement of the performance condition is probable. Market conditions are incorporated into the grant date fair value of stock-based awards with market conditions using a Monte Carlo valuation model. Compensation expense for stock-based awards with market conditions is recognized over the service period and is not reversed if the market condition is not met. If awards with market, performance and/or service conditions are forfeited due to failure to achieve performance conditions or failure to satisfy service conditions, any previously recognized expense for such awards is reversed.

The Company utilizes the Black-Scholes option pricing model to estimate the grant-date fair value of option awards. The exercise price of option awards is set to equal the estimated fair value of the common stock at the date of the grant. The following weighted-average assumptions are also used to calculate the estimated fair value of option awards:

- *Expected volatility*: The expected volatility of the Company's shares is estimated using the historical stock price volatility over the most recent period commensurate with the estimated expected term of the awards.

- *Expected term*: For employee stock option awards, the Company determines the weighted average expected term equal to the weighted period between the vesting period and the contract life of all outstanding options.

- *Dividend yield*: The Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future and, accordingly, uses an expected dividend yield of zero.

- *Risk-free interest rate*: The Company bases the risk-free interest rate on the implied yield available on a U.S. Treasury note with a term equal to the estimated expected term of the awards.

Foreign Currency Translation

The Company's operations located outside of the United States where the local currency is the functional currency are translated into U.S. dollars using the current rate method. Results of operations are translated at the average rate of exchange for the period. Assets and liabilities are translated at the closing rates on the period end date. Gains and losses on translation of these accounts are accumulated and reported as a separate component of equity and other comprehensive income (loss). Gains and losses on foreign currency transactions are recognized in the consolidated statements of operations as a component of interest expense, financing costs and other.

Income Taxes

The Company accounts for income taxes using the liability method, which requires it to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

FASB ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on this guidance, the Company analyzes its filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. Tax benefits from uncertain tax positions are recognized if it is more likely than not that the position is sustainable based solely on its technical merits.

Net Income (Loss) per Share

Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common share equivalents or the conversion of Preferred Stock. Common share equivalents consist of the incremental common shares issuable upon the exercise of stock options and vesting of restricted stock unit awards. Diluted net income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by the fully diluted weighted-average number of common shares outstanding during the period.

Holders of Preferred Stock participate in dividends on an as-converted basis when declared on common shares. As a result, Preferred Stock is classified as a participating security and thereby requires the allocation of income that would have otherwise been available to common stockholders when calculating net income (loss) per share.

Diluted net income (loss) per share is calculated by utilizing the most dilutive result of the if-converted and two-class methods. In both methods, net income (loss) attributable to common stockholders and the weighted-average common shares outstanding are adjusted to account for the impact of the assumed issuance of potential common shares that are dilutive, subject to dilution sequencing rules.

Recent Accounting Pronouncements—Adopted

No recent accounting pronouncements were adopted by the Company during 2022 or the Transition Period.

Recent Accounting Pronouncements—Not Yet Adopted

In October 2021, the FASB issued Accounting Standards Update ("ASU") 2021-08, "*Business Combinations – Accounting for Contract Assets and Contact Liabilities from Contracts with Customers*." The guidance is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice. The guidance requires an acquirer to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Topic 606 as if they had originated the contracts, as opposed to at fair value on the acquisition date. The standard will be effective for business combinations that occur after January 1, 2023. The Company will adopt this standard on a prospective basis and does not expect the adoption of this guidance to have a material impact on its financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, "*Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting*." The guidance provides optional practical expedients to ease the potential burden in accounting for contract modifications and hedge accounting related to reference rate reform. The provisions apply only to those transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. Adoption of the provisions of ASU 2020-04 are optional and expedients may be elected over time, as reference rate activities occur through December 31, 2022. However, in

December 2022, the FASB issued ASU 2022-06, "*Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*," extending the sunset date under Topic 848 from December 31, 2022 to December 31, 2024 to align the temporary accounting relief guidance with the expected LIBOR cessation date of June 30, 2023. The Company will evaluate and disclose the impact of this guidance in the period of election, as well as the nature and reason for doing so.

3. Acquisitions

The following table presents the Company's acquisitions between October 1, 2021 and December 31, 2022. The Company acquired 100% of the interests in each case. The Company has not provided pro forma results of operations for the transactions below, as the transactions individually and in the aggregate are not material to the Company. The results of operations for these transactions are included in the Company's consolidated statements of operations from the date of the acquisition (dollars in millions):

Date Acquired	Company Name	Region	Branches	Goodwill Recognized[1]	Intangible Assets Acquired[1]
December 30, 2022	Whitney Building Products	Massachusetts	1	$ 1.7	$ 2.8
November 1, 2022	Coastal Construction Products	Florida, Illinois, Alabama, Georgia, Arkansas, Tennessee, North Carolina, Massachusetts	18	$131.3	$102.8
June 1, 2022	Complete Supply, Inc.	Illinois	1	$ 8.6	$ 4.6
April 29, 2022	Wichita Falls Builders Wholesale, Inc.	Texas	1	$ 0.4	$ 0.5
January 1, 2022	Crabtree Siding and Supply	Tennessee	1	$ 0.1	$ 0.1
November 1, 2021	Midway Sales & Distributing, Inc.	Kansas, Missouri, Nebraska	10	$ 28.8	$ 38.5

1. For Whitney Building Products and Coastal Construction Products, the measurement period is still open and amounts are based on provisional estimates of the fair value of assets acquired and liabilities assumed as of December 31, 2022.

Prior to the acquisitions, the acquired companies listed above produced aggregate annual sales of approximately $414 million. The total transaction costs incurred by the Company for these acquisitions for the year ended December 31, 2022 were $5.0 million. Of the $170.9 million of goodwill recognized for these acquisitions, $99.5 million is deductible for tax purposes.

Lowry's

In connection with the May 1, 2017 acquisition of Lowry's Inc., the Company recorded an indemnity holdback liability, which was remeasured to fair value at each reporting period until the contingency was resolved. During the first quarter of 2022, the contingency was resolved and the Company released the indemnity holdback liability, resulting in a gain of $0.9 million, which is included as a component of and reduction to selling, general and administrative expense within the consolidated statements of operations for the year ended December 31, 2022.

4. Divestitures

Solar Products

On December 1, 2021, the Company completed the divestiture of its solar products business ("Solar Products") in order to focus on the Company's core exteriors business. The Company recorded a loss on sale of

$22.3 million for the three months ended December 31, 2021. The results of operations from Solar Products were included within income from continuing operations for the three months ended December 31, 2021 and years ended September 30, 2021 and 2020 and were not material to the Company's overall results.

Interior Products

On February 10, 2021, the Company completed the sale of Interior Products to FBM pursuant to the Purchase Agreement for approximately $850 million in cash (subject to a working capital and certain other adjustments as set forth in the Purchase Agreement). The final adjusted purchase price for Interior Products was $842.7 million. During the three months ended December 31, 2021, the Company received $6.6 million of final purchase consideration from FBM.

The Company completed this divestiture of net assets previously acquired in 2018 as part of the Allied Acquisition (as defined in Note 6) to enhance leadership focus, reduce net leverage, strengthen its balance sheet, and provide the financial flexibility to pursue strategic growth initiatives in its core exteriors business.

The following table reconciles major line items constituting pre-tax income (loss) from discontinued operations to net income (loss) from discontinued operations as presented in the consolidated statements of operations (in millions):

	Three Months Ended December 31, 2021	Year Ended September 30,	
		2021	2020
Net sales	$—	$ 357.9	$1,027.2
Cost of products sold	—	(264.2)	(748.5)
Selling, general and administrative	(0.1)	(79.1)	(207.5)
Depreciation and amortization	—	(13.0)	(71.1)
Other income	—	0.1	0.5
Loss on sale	—	(360.6)	—
Pre-tax income (loss) from discontinued operations	(0.1)	(358.9)	0.6
Provision for (benefit from) income taxes	—	(92.2)	0.2
Net income (loss) from discontinued operations	$(0.1)	$(266.7)	$ 0.4

The loss on sale of $360.6 million for the year ended September 30, 2021 was calculated by comparing the purchase price (as adjusted) to the carrying value of the net assets of Interior Products as of February 10, 2021, the closing date of the sale. As Interior Products represented a component of the Company's single reporting unit, the carrying value of the net assets of Interior Products included an allocation of $730.9 million of the Company's consolidated goodwill balance. The Company allocated consolidated goodwill based on the relative fair value of the component, which was determined using the purchase price (as adjusted) of Interior Products and the market capitalization of the Company as of February 10, 2021. The net result of this allocation attributed a higher amount of goodwill than that which was directly associated with the Interior Products portion of the Allied Acquisition (as defined in Note 6), thereby having a significant influence on the loss on the Interior Products divestiture transaction. The loss on sale reflects the finalized transaction costs and net working capital adjustment.

There were no results from discontinued operations in the year ended December 31, 2022. There were no assets or liabilities held for sale as of December 31, 2022 or September 30, 2021.

5. Net Sales

The following table presents the Company's net sales by line of business and geography for each period presented (in millions):

	U.S.	Canada	Total
Year Ended December 31, 2022			
Residential roofing products	$4,138.1	$ 79.8	$4,217.9
Non-residential roofing products	2,285.7	178.6	2,464.3
Complementary building products	1,736.6	10.9	1,747.5
Total net sales	$8,160.4	$269.3	$8,429.7
Three Months Ended December 31, 2021			
Residential roofing products	$ 904.3	$ 15.5	$ 919.8
Non-residential roofing products	413.9	35.5	449.4
Complementary building products	383.3	2.4	385.7
Total net sales	$1,701.5	$ 53.4	$1,754.9
Year Ended September 30, 2021			
Residential roofing products	$3,443.4	$ 72.8	$3,516.2
Non-residential roofing products	1,551.7	137.1	1,688.8
Complementary building products	1,426.5	10.5	1,437.0
Total net sales	$6,421.6	$220.4	$6,642.0
Year Ended September 30, 2020			
Residential roofing products	$3,023.0	$ 56.4	$3,079.4
Non-residential roofing products	1,504.6	112.2	1,616.8
Complementary building products	1,211.5	9.0	1,220.5
Total net sales	$5,739.1	$177.6	$5,916.7

6. Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common share equivalents or the conversion of Preferred Stock (as defined below). Common share equivalents consist of the incremental common shares issuable upon the exercise of stock options and vesting of restricted stock unit awards. Diluted net income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by the fully diluted weighted-average number of common shares outstanding during the period.

In connection with the acquisition of Allied Building Products Corp. on January 2, 2018 (the "Allied Acquisition"), the Company completed the sale of 400,000 shares of Series A Cumulative Convertible Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), with an aggregate liquidation preference of $400.0 million, at a purchase price of $1,000 per share, to CD&R Boulder Holdings, L.P. The Preferred Stock is convertible perpetual participating preferred stock of the Company, and conversion of the Preferred Stock into $0.01 par value shares of the Company's common stock will be at a conversion price of $41.26 per share (or 9,694,619 shares of common stock). The Preferred Stock accumulates dividends at a rate of 6.0% per annum (payable quarterly in cash or in-kind, subject to certain conditions). The Preferred Stock is not mandatorily redeemable; therefore, it is classified as mezzanine equity in the Company's consolidated balance sheets. Holders of Preferred Stock participate in dividends on an as-converted basis when declared on common shares. As a result, Preferred Stock is classified as a participating security and thereby requires the allocation of income that would have otherwise been available to common stockholders when calculating net income (loss) per share.

Diluted net income (loss) per share is calculated by utilizing the most dilutive result of the if-converted and two-class methods. In both methods, net income (loss) attributable to common stockholders and the weighted-average common shares outstanding are adjusted to account for the impact of the assumed issuance of potential common shares that are dilutive, subject to dilution sequencing rules.

The following table presents the components and calculations of basic and diluted net income (loss) per share (in millions, except per share amounts; certain amounts may not recalculate due to rounding):

	Year Ended December 31, 2022	Three Months Ended December 31, 2021	Year Ended September 30,	
			2021	2020
Numerator:				
Net income (loss) from continuing operations	$458.4	$68.1	$ 221.2	$ (81.3)
Dividends on Preferred Stock	(24.0)	(6.0)	(24.0)	(24.0)
Undistributed income from continuing operations allocated to participating securities	(54.8)	(7.5)	—	—
Net income (loss) from continuing operations attributable to common stockholders – Basic	379.6	54.6	197.2	(105.3)
Add back: dividends on Preferred Stock[1]	—	—	24.0	—
Net income (loss) from continuing operations attributable to common stockholders – Diluted	379.6	54.6	221.2	(105.3)
Net income (loss) from discontinued operations attributable to common stockholders – Basic and Diluted	$ —	$ (0.1)	$(266.7)	$ 0.4
Net income (loss) attributable to common stockholders – Basic	$379.6	$54.5	$ (69.5)	$(104.9)
Net income (loss) attributable to common stockholders – Diluted	$379.6	$54.5	$ (45.5)	$(104.9)
Denominator:				
Weighted-average common shares outstanding – Basic	67.1	70.3	69.7	68.8
Effect of common share equivalents	1.3	1.2	1.1	—
Effect of convertible Preferred Stock[1]	—	—	9.7	—
Weighted-average common shares outstanding – Diluted	68.4	71.5	80.5	68.8
Net income (loss) per share:				
Basic – Continuing operations	$ 5.66	$0.78	$ 2.83	$ (1.53)
Basic – Discontinued operations	—	—	(3.83)	0.01
Basic net income (loss) per share	$ 5.66	$0.78	$ (1.00)	$ (1.52)
Diluted – Continuing operations	$ 5.55	$0.76	$ 2.75	$ (1.53)
Diluted – Discontinued operations	—	—	(3.32)	0.01
Diluted net income (loss) per share	$ 5.55	$0.76	$ (0.57)	$ (1.52)

1. The hypothetical conversion of the Preferred Stock became dilutive for the year ended September 30, 2021, primarily stemming from the significant income from continuing operations and offsetting loss from discontinued operations in Fiscal 2021, and their combined effect on the Company's calculation of diluted net income (loss) per share.

The following table includes the number of shares that may be dilutive common shares in the future. These shares were not included in the computation of diluted net income (loss) per share because the effect was either anti-dilutive or the requisite performance conditions were not met (in millions):

| | Year Ended December 31, 2022 | Three Months Ended December 31, 2021 | Year Ended September 30, | |
			2021	2020
Stock options	0.2	0.2	0.5	2.0
Restricted stock units	—	—	—	0.3
Preferred Stock	9.7	9.7	—	9.7

7. Stock-based Compensation

On December 23, 2019, the Board of Directors of the Company approved the Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan (the "2014 Plan"). On February 11, 2020, the stockholders of the Company approved an additional 4,850,000 shares to be reserved for issuance under the 2014 Plan. The 2014 Plan, which was originally approved by the stockholders on February 12, 2014, provides for discretionary awards of stock options, stock awards, restricted stock units, and stock appreciation rights to selected employees and non-employee directors. The 2014 Plan mandates that all shares underlying lapsed, forfeited, expired, terminated, cancelled and withheld awards, including those from the predecessor plan, be returned to the 2014 Plan and made available for issuance. As of December 31, 2022, there were 3,837,472 shares of common stock available for issuance pursuant to the 2014 Plan. The 2014 Plan is the only plan maintained by the Company pursuant to which equity awards are granted.

All unvested employee equity awards contain a "double trigger" change in control mechanism to the extent such employee equity award is continued or assumed after a change in control. If an award is not continued or assumed by a public company in an equitable manner, such award shall become vested immediately prior to a change in control (in the case of a restricted stock unit award with performance conditions at the then-calculable payout percentage for any completed annual performance periods and at 100% for any annual performance periods not yet calculable, and in the case of a restricted stock unit award with market conditions at 100% of the award then earned but not then vested). If an award is so continued or assumed, vesting will continue in accordance with the terms of the award, unless there is a qualifying termination within one year following the change in control, in which event the award shall immediately become vested (in the case of a restricted stock unit award with performance conditions at the then-calculable payout percentage for any completed annual performance periods and at 100% for any annual performance periods yet calculable, and in the case of a restricted stock unit award with market conditions at 100% of the award then earned but not then vested).

Stock Options

Non-qualified stock options generally expire 10 years after the grant date and, except under certain conditions, the options are subject to continued employment and vest in three annual installments over the three-year period following the grant date.

The fair values of the options granted for the periods presented were estimated on the dates of grants using the Black-Scholes option-pricing model with the following weighted-average assumptions:

| | Year Ended December 31, 2022 | Year Ended September 30, | |
		2021	2020
Risk-free interest rate	1.93%	0.44%	1.61%
Expected volatility	48.89%	48.15%	34.26%
Expected life (in years)	5.14	5.36	5.26
Dividend yield	—	—	—

Due to the Company's change in its fiscal year end, the Company did not make annual grants to employees during the three months ended December 31, 2021.

The following table summarizes all stock option activity for the periods presented (in millions, except per share amounts and time periods):

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value[1]
Balance as of September 30, 2021	1.8	$34.88	5.8	$24.9
Exercised	(0.2)	$32.14		
Canceled/Forfeited	(0.0)	$28.85		
Expired	(0.0)	$18.72		
Balance as of December 31, 2021	1.6	$35.25	5.8	$36.2
Granted	0.2	$58.99		
Exercised	(0.5)	$35.53		
Canceled/Forfeited	(0.0)	$43.02		
Expired	(0.0)	$30.15		
Balance as of December 31, 2022	1.3	$38.73	6.0	$20.7
Vested and expected to vest after December 31, 2022	1.3	$38.53	6.0	$20.7
Exercisable as of December 31, 2022	1.0	$35.33	5.2	$18.8

1. Aggregate intrinsic value represents the difference between the closing fair value of the underlying common stock and the exercise price of outstanding, in-the-money options on the date of measurement.

During the year ended December 31, 2022, three months ended December 31, 2021, and years ended September 30, 2021 and 2020, the Company recorded stock-based compensation expense related to stock options of $3.9 million, $0.6 million, $4.4 million, and $4.1 million, respectively. As of December 31, 2022, there was $4.7 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.9 years.

The following table summarizes additional information on stock options for the periods presented (in millions, except per share amounts):

	Year Ended December 31, 2022	Three Months Ended December 31, 2021	Year Ended September 30, 2021	Year Ended September 30, 2020
Weighted-average fair value per share of stock options granted	$26.50	$—	$15.62	$10.35
Total grant date fair value of stock options vested	$ 2.7	$ 3.7	$ 5.6	$ 4.3
Total intrinsic value of stock options exercised	$ 11.5	$ 4.1	$ 15.7	$ 2.1

Restricted Stock Units

Time-based restricted stock unit ("RSU") awards granted to employees are subject to continued employment and generally vest on the third anniversary of the grant date. The Company also grants certain RSU awards to management that additionally may contain market or performance conditions. Market conditions are incorporated into the grant date fair value of the management awards with market conditions using a Monte Carlo valuation model. Compensation expense for management awards with market conditions is recognized over the service period and is not reversed if the market condition is not met. For awards with performance conditions, the actual number of awards that will vest can range from 0% to 200% of the original grant amount, depending upon actual Company performance below or above the established performance metric targets. At each reporting date, the Company estimates performance in relation to the defined targets when determining the projected number of management awards with performance conditions that are expected to vest and calculating the related stock-based compensation expense. Management awards with performance conditions are amortized over the service period if, and to the extent that, it is determined that achievement of the performance condition is probable. If awards with market, performance and/or service conditions are forfeited due to failure to achieve performance conditions or failure to satisfy service conditions, any previously recognized expense for such awards is reversed.

RSUs granted to non-employee directors are subject to continued service and vest on the first anniversary of the grant date (except under certain conditions). Generally, the common shares underlying the RSUs are not eligible for distribution until the non-employee director's service on the Board has terminated, and for non-employee director RSU grants made prior to fiscal year 2014, the share distribution date is six months after the director's termination of service on the Board. Any non-employee directors who have Beacon equity holdings (defined as common stock and outstanding vested equity awards) with a total fair value that is greater than or equal to five times the annual Board cash retainer may elect to have any future RSU grants settle simultaneously with vesting.

The following table summarizes all RSU activity for the periods presented (in millions, except grant date fair value amounts):

	RSUs Outstanding	Weighted-Average Grant Date Fair Value
Balance as of September 30, 2021	1.0	$33.76
Granted	0.0	$52.43
Released	(0.2)	$28.97
Canceled/Forfeited	(0.1)	$28.94
Balance as of December 31, 2021	0.7	$35.99
Granted	0.8	$50.63
Performance awards[1]	0.0	$33.47
Released[1]	(0.3)	$33.69
Canceled/Forfeited	(0.0)	$43.96
Balance as of December 31, 2022	1.2	$45.60
Vested and expected to vest after December 31, 2022[2]	1.3	$44.75

1. Includes additional restricted stock units that vested and were released as a result of the satisfaction of a performance vesting condition.
2. As of December 31, 2022, certain outstanding awards with performance conditions were expected to vest at greater than 100% of their original grant amount.

The above table represents regular annual RSU awards granted during the year ended December 31, 2022, as well as special grants made in connection with the Company's Ambition 2025 strategic plan to approximately 130 employees, consisting of the Company's executive officers (other than the Chief Executive Officer who is not eligible for the program), other members of senior management, and key operations and sales leaders. A total of 0.5 million RSUs with market conditions were awarded. The latter awards were granted in order to align executives and managers at various levels of the Company with the initiatives implemented to achieve the Company's long-term stockholder return goals set forth in the Ambition 2025 strategic plan.

During the year ended December 31, 2022, three months ended December 31, 2021, and years ended September 30, 2021 and 2020, the Company recorded stock-based compensation expense related to RSUs of

$23.7 million, $2.2 million, $14.0 million, and $11.9 million, respectively. As of December 31, 2022, there was $28.3 million of total unrecognized compensation cost related to unvested restricted stock units, which is expected to be recognized over a weighted-average period of 2.1 years.

The following table summarizes additional information on RSUs for the period presented (in millions, except per share amounts):

| | Year Ended December 31, 2022 | Three Months Ended December 31, 2021 | Year Ended September 30, | |
			2021	2020
Weighted-average fair value per share of RSUs granted	$50.63	$52.43	$38.18	$31.81
Total grant date fair value of RSUs vested	$ 9.6	$ 7.0	$ 16.5	$ 14.4
Total intrinsic value of RSUs released	$ 17.4	$ 14.5	$ 15.2	$ 9.8

8. Share Repurchase Program

On February 24, 2022, the Company announced a new share repurchase program (the "Repurchase Program"), pursuant to which the Company may purchase up to $500.0 million of its common stock. Share repurchases under the Repurchase Program may be made from time to time through various means, including open market purchases (including block trades), privately negotiated transactions, accelerated share repurchase transactions or through a series of forward purchase agreements, option contracts or similar agreements and contracts (including Rule 10b5-1 plans) adopted by the Company, in each case in accordance with the rules and regulations of the Securities and Exchange Commission, including, if applicable, Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The timing, volume, and nature of share repurchases pursuant to the Repurchase Program are at the discretion of management and may be suspended or discontinued at any time. Shares repurchased under the Repurchase Program are retired immediately and are included in the category of authorized but unissued shares. Direct and incremental costs associated with the Repurchase Program are deferred and included as a component of the purchase price. The excess of the purchase price over the par value of the common shares is reflected in retained earnings.

On March 10, 2022, pursuant to the Repurchase Program, the Company entered into a Variable Tenor ASR Master Agreement (the "ASR Master Agreement") and Supplemental Confirmation (collectively, the "March 2022 ASR Agreement") with Citibank, N.A. ("Citi") to repurchase $125.0 million of its common stock. Under the terms of the March 2022 ASR Agreement, the Company paid $125.0 million to Citi and received an initial share delivery of 1,689,189 shares of its common stock, representing 80% of the then-expected share repurchases under the March 2022 ASR Agreement, based on the closing price of the Company's common stock of $59.20 on March 11, 2022. On June 13, 2022, the Company completed the March 2022 ASR Agreement and received an additional 406,200 shares of the Company's common stock. In total, 2,095,389 shares of the Company's common stock were delivered under the March 2022 ASR Agreement at an average price of $59.65 per share, which represents the daily volume-weighted average price of the Company's common stock during the term of the March 2022 ASR Agreement, less a discount and adjustments pursuant to the terms of the March 2022 ASR Agreement.

On June 13, 2022, the Company entered into an additional Supplemental Confirmation (together with the ASR Master Agreement, the "June 2022 ASR Agreement") with Citi to repurchase an additional $250.0 million of its common stock. Under the terms of the June 2022 ASR Agreement, the Company paid $250.0 million to Citi and received an initial share delivery of 3,480,077 shares of its common stock, representing 80% of the then-expected share repurchases under the June 2022 ASR Agreement, based on the closing price of the Company's common stock of $57.47 on June 13, 2022. On December 21, 2022, the Company completed the June 2022 ASR Agreement and received an additional 1,051,478 shares of its common stock. In total, 4,531,555 shares of the Company's common stock were delivered under the June 2022 ASR Agreement at an average price of $55.17 per share, which represents the daily volume-weighted average price of the Company's common stock during the term of the June 2022 ASR Agreement, less a discount and adjustments pursuant to the terms of the June 2022 ASR Agreement.

During the year ended December 31, 2022, the Company also repurchased on the open market 221,658 shares of its common stock at an average price of $57.98 per share for an aggregate purchase price of $12.9 million.

During the year ended December 31, 2022, the Company incurred costs directly attributable to the Repurchase Program of approximately $0.3 million. As of December 31, 2022, the Company had approximately $112.1 million available for repurchases remaining under the Repurchase Program.

There were no share repurchases during the three months ended December 31, 2021 or years ended September 30, 2021 and 2020.

9. Prepaid Expenses and Other Current Assets

The following table summarizes the significant components of prepaid expenses and other current assets (in millions):

	December 31, 2022	September 30, 2021
Vendor rebates	$335.9	$289.5
Other	81.9	56.4
Total prepaid expenses and other current assets	$417.8	$345.9

10. Property and Equipment

The following table provides a detailed breakout of property and equipment, by type (in millions):

	December 31, 2022	September 30, 2021
Land and buildings	$ 103.6	$ 85.9
Equipment	449.4	410.6
Furniture and fixtures	58.3	50.9
Software	18.4	8.0
Finance lease assets	99.8	29.0
Fixed assets in progress	30.1	6.7
Total property and equipment	759.6	591.1
Accumulated depreciation	(422.6)	(354.5)
Total property and equipment, net	$ 337.0	$ 236.6

Depreciation expense for the year ended December 31, 2022, three months ended December 31, 2021, and years ended September 30, 2021 and 2020 was $75.1 million, $16.5 million, $58.9 million, and $58.1 million, respectively.

11. Goodwill and Intangible Assets

Goodwill

The following table sets forth the changes in the carrying amount of goodwill for the periods presented (in millions):

Balance as of September 30, 2020	$1,756.1
Translation and other adjustments	4.8
Balance as of September 30, 2021	1,760.9
Acquisition of Midway	30.0
Divestiture of Solar Products	(13.6)
Translation and other adjustments	0.1
Balance as of December 31, 2021	1,777.4
Acquisitions	140.9
Translation and other adjustments	(2.0)
Balance as of December 31, 2022	$1,916.3

The changes in the carrying amount of goodwill for the year ended December 31, 2022 were driven primarily by the Company's recent acquisitions. See Note 3 for additional information.

Intangible Assets

The intangible asset lives range from 2 to 20 years. The following table summarizes intangible assets by category (in millions, except time periods):

	December 31, 2022	September 30, 2021	Weighted-Average Remaining Life[1] (Years)
Amortizable intangible assets:			
Customer relationships	$1,198.1	$1,076.2	15.9
Trademarks	4.5	—	1.8
Non-compete agreements	—	0.2	0.0
Total amortizable intangible assets	1,202.6	1,076.4	15.7
Accumulated amortization	(764.7)	(671.4)	
Total amortizable intangible assets, net	437.9	405.0	
Indefinite-lived trademarks	9.8	9.8	
Total intangibles, net	$ 447.7	$ 414.8	

1. As of December 31, 2022.

In the second quarter of fiscal year 2020, in connection with the Company's rebranding efforts, the Company incurred non-cash accelerated intangible asset amortization of $142.6 million related to the write-off of certain trade names, primarily Allied (exterior products only), Roofing Supply Group and JGA. The Company used an income approach, specifically the relief from royalty method, to determine the fair value of remaining indefinite-lived trademarks. Various Level 3 fair value assumptions were used in the determination of the estimated fair value, including items such as sales growth rates, royalty rates, discount rates, and other prospective financial information.

Amortization expense relating to the above-listed intangible assets for the year ended December 31, 2022, three months ended December 31, 2021, and years ended September 30, 2021 and 2020 was $84.1 million, $22.2 million, $103.3 million, and $261.9 million, respectively.

The following table summarizes the estimated future amortization expense for intangible assets (in millions):

Year Ending December 31,	
2023	$ 82.5
2024	67.8
2025	55.0
2026	46.6
2027	37.9
Thereafter	148.1
Total future amortization expense	$437.9

12. Financing Arrangements

The following table summarizes all outstanding debt (presented net of unamortized debt issuance costs) and other financing arrangements (in millions):

	December 31, 2022	September 30, 2021
Revolving Lines of Credit		
2026 ABL:		
2026 U.S. Revolver[1]	$ 254.9	$ —
2026 Canada Revolver	—	—
Borrowings under revolving lines of credit, net	$ 254.9	$ —
Long-term Debt, net		
Term Loan:		
2028 Term Loan[2]	$ 972.2	$ 981.7
Current portion	(10.0)	(10.0)
Long-term borrowings under term loan	962.2	971.7
Senior Notes:		
2026 Senior Notes[3]	297.4	296.6
2029 Senior Notes[4]	346.8	346.2
Long-term borrowings under senior notes	644.2	642.8
Long-term debt, net	$1,606.4	$1,614.5

1. Effective rate on borrowings of 5.45% as of December 31, 2022.
2. Interest rate of 6.32% and 2.33% as of December 31, 2022 and September 30, 2021, respectively.
3. Interest rate of 4.50% for all periods presented.
4. Interest rate of 4.125% for all periods presented.

2021 Debt Refinancing

In May 2021, the Company entered into various financing arrangements to refinance certain debt instruments to take advantage of lower market interest rates for the Company's fixed rate indebtedness and to extend maturities (the "2021 Debt Refinancing"). The transactions included a new $350.0 million issuance of senior notes (the "2029 Senior Notes"). In addition, the Company entered into a second amended and restated credit agreement for its $1.30 billion asset-based revolving line of credit (the "2026 ABL"), and an amended and restated term loan credit agreement for a term loan of $1.00 billion (the "2028 Term Loan"), which together are defined as the "New Senior Secured Credit Facilities."

On May 19, 2021, the Company used the net proceeds from the 2029 Senior Notes offering, together with cash on hand and borrowings under the New Senior Secured Credit Facilities, to redeem all $1.30 billion aggregate principal amount outstanding of the Company's 4.875% Senior Notes due 2025 at a redemption price of 102.438%, to refinance all outstanding borrowings under the Company's previous term loan, and to pay all related accrued interest, fees and expenses.

The financing arrangements entered into in connection with the 2021 Debt Refinancing had certain lenders who also participated in previous financing arrangements entered into by the Company; therefore, portions of the transactions were accounted for as either debt extinguishments or debt modifications. The Company recognized a loss on debt extinguishment for the year ended September 30, 2021 totaling $60.2 million. In addition, the Company capitalized debt issuance costs totaling $29.0 million related to the 2029 Senior Notes, 2026 ABL and 2028 Term Loan, which are being amortized over the terms of the financing arrangements.

2029 Senior Notes

On May 10, 2021, the Company and certain subsidiaries of the Company as guarantors completed a private offering of $350.0 million aggregate principal amount of 4.125% senior unsecured notes due 2029 at an issue price of 100.000%. The 2029 Senior Notes mature on May 15, 2029 and bear interest at a rate of 4.125% per annum, payable on May 15 and November 15 of each year, which commenced on November 15, 2021. The 2029 Senior Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain of the Company's active United States subsidiaries.

The 2029 Senior Notes and related subsidiary guarantees were offered and sold in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons outside of the United States pursuant to Regulation S under the Securities Act. The 2029 Senior Notes and related subsidiary guarantees have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and other applicable securities laws.

As of December 31, 2022, the outstanding balance on the 2029 Senior Notes, net of $3.2 million of unamortized debt issuance costs, was $346.8 million.

2026 ABL

On May 19, 2021, the Company entered into a $1.30 billion senior secured asset-based revolving credit facility with Wells Fargo Bank, N.A. and a syndicate of other lenders. The 2026 ABL provides for revolving loan commitments in both the United States in an amount up to $1.25 billion ("2026 U.S. Revolver") and Canada in an amount up to $50.0 million ("2026 Canada Revolver") (as such amounts may be reallocated pursuant to the terms of the 2026 ABL). The 2026 ABL has a maturity date of May 19, 2026. The 2026 ABL has various borrowing tranches with an interest rate based, at the Company's option, on a base rate, plus an applicable margin, or a reserve adjusted LIBOR rate, plus an applicable margin. The applicable margin for borrowings is based on the Company's quarterly average excess availability as determined by reference to a borrowing base and ranges from 0.25% to 0.75% per annum in the case of base rate borrowings and 1.25% to 1.75% per annum in the case of LIBOR borrowings. The unused commitment fees on the 2026 ABL are 0.20% per annum.

The 2026 ABL contains a springing financial covenant that requires a minimum 1.00 : 1.00 Fixed Charge Coverage Ratio (consolidated EBITDA less capital expenditures to fixed charges, each as defined in the 2026 ABL credit agreement) as of the end of each fiscal quarter (in each case, calculated on a trailing four fiscal quarter basis). The covenant would become operative if the Company failed to maintain a specified minimum amount of availability to borrow under the 2026 ABL, which was not applicable to the Company as of December 31, 2022.

In addition, the New Senior Secured Credit Facilities and the 2029 Senior Notes are subject to negative covenants that, among other things and subject to certain exceptions, limit the Company's ability and the ability of its restricted subsidiaries to: (i) incur indebtedness (including guarantee obligations); (ii) incur liens; (iii) engage in mergers or other fundamental changes; (iv) dispose of certain property or assets; (v) make certain payments, dividends or other distributions; (vi) make certain acquisitions, investments, loans and advances; (vii) prepay certain indebtedness; (viii) change the nature of their business; (ix) engage in certain transactions with affiliates; (x) engage in sale-leaseback transactions; and (xi) enter into certain other restrictive agreements. The 2026 ABL is secured by a first priority lien over substantially all of the Company's and each guarantor's accounts and other receivables, chattel paper, deposit accounts (excluding any such account containing identifiable proceeds of Term Priority Collateral (as defined below)), inventory, and, to the extent related to the foregoing and other ABL Priority Collateral, general intangibles (excluding equity interests in any subsidiary of the Company and all intellectual property), instruments, investment property (but not equity interests in any subsidiary of the Company), commercial tort claims, letters of credit, supporting obligations and letter of credit rights, together with all books, records and documents related to, and all proceeds and products of, the foregoing, subject to certain customary exceptions (the "ABL Priority Collateral"), and a second priority lien over substantially all of the Company's and each guarantor's other assets, including all of the equity interests of any subsidiary held by the Company or any guarantor, subject to certain customary exceptions (the "Term Priority Collateral"). Beacon Sales Acquisition, Inc., a Delaware corporation and subsidiary of the Company, is a U.S. Borrower under the 2026 ABL and Beacon Roofing Supply Canada Company, an unlimited liability company organized under the laws of Nova Scotia and subsidiary of the Company, is a Canadian borrower under the 2026 ABL. The 2026 ABL is fully and unconditionally guaranteed, on a joint and several basis, by the Company's active U.S. subsidiaries.

As of December 31, 2022, the outstanding balance on the 2026 ABL, net of $5.6 million of unamortized debt issuance costs, was $254.9 million. The Company also had outstanding standby letters of credit related to the 2026 U.S. Revolver in the amount of $15.7 million as of December 31, 2022.

2028 Term Loan

On May 19, 2021, the Company entered into a $1.00 billion senior secured term loan B facility with Citi and a syndicate of other lenders. The 2028 Term Loan requires quarterly principal payments in the amount of $2.5 million, with the remaining outstanding principal to be paid on its May 19, 2028 maturity date. The interest rate is based, at the Company's option, on a base rate, plus an applicable margin, or a reserve adjusted LIBOR rate, plus an applicable margin. The applicable margin for the 2028 Term Loan ranges, depending on the Company's consolidated total leverage ratio (consolidated total indebtedness to consolidated EBITDA, each as defined in the 2028 Term Loan credit agreement), from 1.25% to 1.50% per annum in the case of base rate borrowings and 2.25% to 2.50% per annum in the case of LIBOR borrowings.

The 2028 Term Loan is secured by a shared first-priority lien on the Term Priority Collateral and a shared second-priority lien on the ABL Priority Collateral. Certain excluded assets will not be included in the Term Priority Collateral and the ABL Priority Collateral. The 2028 Term Loan is fully and unconditionally guaranteed, on a joint and several basis, by certain of the Company's active U.S. subsidiaries.

As of December 31, 2022, the outstanding balance on the 2028 Term Loan, net of $12.8 million of unamortized debt issuance costs, was $972.2 million.

Other Financing Arrangements

2026 Senior Notes

On October 9, 2019, the Company, and certain subsidiaries of the Company as guarantors, completed a private offering of $300.0 million aggregate principal amount of 4.50% Senior Secured Notes due 2026 (the "2026

Senior Notes") at an issue price of 100.000%. The 2026 Senior Notes mature on November 15, 2026 and bear interest at a rate of 4.50% per annum, payable on May 15 and November 15 of each year, commencing on May 15, 2020. The 2026 Senior Notes and related subsidiary guarantees are secured by a shared first-priority lien on the Term Priority Collateral and a shared second-priority lien on the ABL Priority Collateral. Certain excluded assets will not be included in the Term Priority Collateral and the ABL Priority Collateral. The 2026 Senior Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain of the Company's active U.S. subsidiaries.

The 2026 Senior Notes and related subsidiary guarantees were offered and sold in a private transaction exempt from the registration requirements of the Securities Act, to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons outside of the United States pursuant to Regulation S under the Securities Act. The 2026 Senior Notes and related subsidiary guarantees have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and other applicable securities laws.

On October 28, 2019, the Company used the net proceeds from the offering, together with cash on hand and available borrowings under the Company's previous asset-based revolving credit facility, to redeem all $300.0 million aggregate principal amount outstanding of the Company's 6.375% Senior Notes due 2023.

The Company accounted for the refinance as a debt extinguishment of the 2023 Senior Notes and an issuance of the 2026 Senior Notes. As a result, the Company recorded a loss on debt extinguishment of $14.7 million in the year ended September 30, 2020. The Company capitalized debt issuance costs of $4.7 million related to the 2026 Senior Notes, which are being amortized over the term of the financing arrangements.

As of December 31, 2022, the outstanding balance on the 2026 Senior Notes, net of $2.6 million of unamortized debt issuance costs, was $297.4 million.

Other Information

The following table presents annual principal payments for all outstanding financing arrangements for each of the next five years and thereafter (in millions):

Year Ending December 31,	2026 ABL	2028 Term Loan	Senior Notes[1]	Total
2023	$ —	$ 10.0	$ —	$ 10.0
2024	—	10.0	—	10.0
2025	—	10.0	—	10.0
2026	260.5	10.0	300.0	570.5
2027	—	10.0	—	10.0
Thereafter	—	935.0	350.0	1,285.0
Total debt	260.5	985.0	650.0	1,895.5
Unamortized debt issuance costs	(5.6)	(12.8)	(5.8)	(24.2)
Total debt, net	$254.9	$972.2	$644.2	$1,871.3

1. Represent principal amounts for 2026 Senior Notes and 2029 Senior Notes.

Under the terms of the 2026 ABL, the 2028 Term Loan, the 2026 Senior Notes and the 2029 Senior Notes, the Company is limited in making certain restricted payments, including dividends on its common stock. Based on the provisions in the respective debt agreements and given the Company's intention to not pay common stock dividends in the foreseeable future, the Company does not believe that the restrictions are significant.

13. Leases

The following table summarizes components of lease costs recognized in the consolidated statements of operations (in millions; amounts include both continuing and discontinued operations):

	Year Ended December 31, 2022	Three Months Ended December 31, 2021	Year Ended September 30,	
			2021	2020
Operating lease costs	$112.7	$27.3	$106.1	$104.5
Finance lease costs:				
Amortization of right-of-use assets	13.3	2.0	5.2	4.4
Interest on lease obligations	2.6	0.3	0.5	0.1
Variable lease costs	9.4	2.1	9.2	8.6
Total lease costs	$138.0	$31.7	$121.0	$117.6

The following table presents supplemental cash flow information related to the Company's leases (in millions):

	Year Ended December 31, 2022	Three Months Ended December 31, 2021	Year Ended September 30,	
			2021	2020
Cash paid for amounts included in measurement of lease obligations:				
Operating cash flows from operating leases	$105.0	$26.2	$106.3	$118.7
Operating cash flows from finance leases	$ 2.4	$ 0.2	$ 0.5	$ 0.2
Financing cash flows from finance leases	$ 12.1	$ 1.5	$ 4.0	$ 4.3
Right-of-use assets obtained in exchange for new finance lease liabilities	$ 62.8	$ 6.3	$ 29.1	$ 6.2
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 66.2	$10.8	$ 55.4	$ 26.0

As of December 31, 2022, the Company's operating leases had a weighted-average remaining lease term of 6.2 years and a weighted-average discount rate of 4.49%, and the Company's finance leases had a weighted-average remaining lease term of 5.0 years and a weighted-average discount rate of 5.01%.

The following table summarizes future lease payments as of December 31, 2022 (in millions):

Year Ending December 31,	Operating Leases	Finance Leases
2023	$113.4	$ 19.8
2024	101.9	19.6
2025	83.0	19.4
2026	69.7	17.8
2027	53.7	12.8
Thereafter	127.4	4.4
Total future lease payments	549.1	93.8
Imputed interest	(72.5)	(10.7)
Total lease liabilities	$476.6	$ 83.1

14. Commitments and Contingencies

The Company is subject to loss contingencies pursuant to various federal, state and local environmental laws and regulations; however, the Company is not aware of any reasonably possible losses that would have a material impact on its results of operations, financial position, or liquidity. Potential environmental loss contingencies include possible obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical or other substances by the Company or by other parties. Historically, environmental liabilities have not had a material impact on the Company's results of operations, financial position or liquidity.

The Company is subject to litigation and governmental investigations from time to time in the ordinary course of business; however, the Company does not expect the results, if any, to have a material adverse impact on its results of operations, financial position or liquidity. The Company accrues a liability for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The Company also considers whether an insurance recovery receivable is applicable and appropriate based on the specific legal claim. The actual costs of resolving legal claims and governmental investigations may be substantially higher or lower than the amounts accrued for those activities.

In December 2018, a Company vehicle was involved in an accident that resulted in a fatality. The estate of the decedent and two bystanders filed a lawsuit in October 2019 in the Fourth Judicial District Court for Utah County, Provo Division, against the driver and the Company. Trial was held in late August 2022; the jury determined that the truck driver was not liable for the accident. Because the driver was found not liable, applicable law provided that the Company could not be held liable. As a result, there is not a probable loss with respect to this matter, and the Company has not accrued any amounts within its financial statements as of December 31, 2022. The plaintiffs have filed post-trial motions seeking a mistrial and new trial. Any potential loss in regard to this matter is not reasonably estimable. In August 2022 an employee of the Company was involved in a fatal worksite accident. The accident is currently being investigated by California's Division of Occupational Safety and Health. The Company anticipates that any statutory benefits to be paid as a result of the accident will be through workers' compensation insurance, subject to the Company's self-insured retention. There is not a probable or reasonably estimable loss beyond statutory workers' compensation amounts with respect to this accident.

15. Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) is composed of certain gains and losses that are excluded from net income under GAAP and instead recorded as a separate element of stockholders' equity.

The following table summarizes the components of, and changes in, AOCI (in millions):

	Foreign Currency Translation	Derivative Financial Instruments	AOCI
Balance as of September 30, 2019	$(19.0)	$ (1.6)	$(20.6)
Other comprehensive income (loss) before reclassifications	(0.7)	(13.4)	(14.1)
Reclassifications out of other comprehensive income (loss)	—	—	—
Balance as of September 30, 2020	$(19.7)	$(15.0)	$(34.7)
Other comprehensive income (loss) before reclassifications	4.0	7.3	11.3
Reclassifications out of other comprehensive income (loss)	—	—	—
Balance as of September 30, 2021	$(15.7)	$ (7.7)	$(23.4)
Other comprehensive income (loss) before reclassifications	$ 0.4	$ 3.6	$ 4.0
Reclassifications out of other comprehensive income (loss)	$ —	$ —	$ —
Balance as of December 31, 2021	$(15.3)	$ (4.1)	$(19.4)
Other comprehensive income (loss) before reclassifications	(6.9)	13.8	6.9
Reclassifications out of other comprehensive income (loss)	—	—	—
Balance as of December 31, 2022	$(22.2)	$ 9.7	$(12.5)

Gains (losses) on derivative instruments are recognized in the consolidated statements of operations in interest expense, financing costs and other.

16. Income Taxes

The Company recorded a provision for (benefit from) income taxes of $161.3 million, $20.9 million, $77.3 million and $(27.0) million for the year ended December 31, 2022, three months ended December 31, 2021, and years ended September 30, 2021 and 2020, respectively.

The following table summarizes the components of the income tax provision (benefit) (in millions):

	Year Ended December 31, 2022	Three Months Ended December 31, 2021	Year Ended September 30,	
			2021	2020
Current:				
Federal	$ 91.5	$14.1	$28.4	$ (1.5)
Foreign	7.2	0.9	3.6	1.4
State	32.6	4.7	13.3	0.5
Total current taxes	131.3	19.7	45.3	0.4
Deferred:				
Federal	25.5	0.9	27.6	(21.0)
Foreign	(0.6)	—	0.1	0.2
State	5.1	0.3	4.3	(6.6)
Total deferred taxes	30.0	1.2	32.0	(27.4)
Provision for (benefit from) income taxes	$161.3	$20.9	$77.3	$(27.0)

The following table is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the periods presented:

	Year Ended December 31, 2022	Three Months Ended December 31, 2021	Year Ended September 30,	
			2021	2020
U.S. federal income taxes at statutory rate	21.0%	21.0%	21.0%	21.0%
State income taxes, net of federal benefit	4.8%	4.3%	4.6%	4.1%
Share-based payments[1]	(0.4)%	(2.2)%	(0.3)%	(0.5)%
Deferred tax asset/liability remeasurement[2]	—	—	—	
	%	%	%	0.6%
Non-deductible meals and entertainment	0.2%	0.2%	0.2%	(0.8)%
Other	0.4%	0.2%	0.4%	0.5%
Effective tax rate	26.0%	23.5%	25.9%	24.9%

1. Share-based payments had a more significant impact in the Transition Period due to the short period and timing of exercise.
2. 2020 includes the impact of carryback of NOLs to 2016 tax year and realization of 35% statutory rate.

Deferred income taxes reflect the tax consequences of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax law. These temporary differences are determined according to ASC 740 Income Taxes. The following table presents temporary differences that give rise to deferred tax assets and liabilities for the periods presented (in millions):

	December 31, 2022	September 30, 2021
Deferred tax assets:		
Deferred compensation	$ 10.3	$ 9.0
Allowance for doubtful accounts	6.5	5.6
Accrued vacation and other	9.3	15.1
Inventory valuation	19.2	15.0
Tax loss carryforwards[1]	0.8	0.8
Unrealized (gain) loss on financial derivatives	(3.1)	2.4
Lease liability	119.8	100.7
Excess tax over book depreciation and amortization	—	15.4
Total deferred tax assets	162.8	164.0
Deferred tax liabilities:		
Excess book over tax depreciation and amortization[2] . . .	(39.4)	—
Lease right-of-use asset	(113.7)	(100.2)
Total deferred tax liabilities	(153.1)	(100.2)
Net deferred income tax assets (liabilities)	$ 9.7	$ 63.8

1. Composed of state net operating loss carryforwards and foreign tax credits.
2. Change from deferred tax asset to deferred tax liability is due to accelerated tax depreciation, tax deductible goodwill and intangibles, and recording of deferred tax liability from Coastal acquisition.

The Company acquired $135.3 million of federal and state net operating loss carryforwards ("NOLs") as part of its acquisition of Roofing Supply Group, LLC in fiscal year 2016. The Company has $0.7 million in state NOLs remaining as of December 31, 2022.

The Company's non-domestic subsidiary, Beacon Roofing Supply Canada Company ("BRSCC"), is treated as a controlled foreign corporation. BRSCC's taxable income, which reflects all of the Company's Canadian operations, is being taxed only in Canada and would generally be taxed in the United States only upon an actual or deemed distribution. The Company expects that BRSCC's earnings will be indefinitely reinvested for the foreseeable future; therefore, no United States deferred tax asset or liability for the differences between the book basis and the tax basis of BRSCC has been recorded as of December 31, 2022. Under the Tax Cuts and Jobs Act enacted in December 2017, future distributions from foreign subsidiaries will generally be subject to a federal dividends received deduction in the U.S. Should the earnings be remitted as dividends, the Company may be subject to additional foreign withholding and state income taxes. It is not practicable to estimate the amount of any additional taxes which may be payable on the undistributed earnings.

As of December 31, 2022, the Company's goodwill balance on its consolidated balance sheet was $1.92 billion, of which there remains an amortizable tax basis of $1.12 billion for income tax purposes.

As of December 31, 2022, there were no uncertain tax positions which, if recognized, would affect the Company's effective tax rate. The Company's accounting policy is to recognize any interest and penalties related to income tax matters in income tax expense in the consolidated statements of operations.

The Company has operations in 50 U.S. states and six provinces in Canada. The Company is currently under audit in certain state and local jurisdictions for various years. These audits may involve complex issues, which may require an extended period of time to resolve. Additional taxes are reasonably possible; however, the amounts cannot be estimated at this time or would not be significant. The Company is no longer subject to U.S. federal income tax examinations for any fiscal years ended on or before September 30, 2018. For the majority of states, the Company is also no longer subject to tax examinations for any fiscal years ended on or before September 30, 2018. In Canada, the Company is no longer subject to federal or provincial tax examinations for any fiscal years ended on or before September 30, 2018.

17. Geographic Data

The following table summarizes certain geographic information for the periods presented (in millions):

	December 31, 2022	September 30, 2021
Long-lived assets:		
U.S.	$770.6	$641.3
Canada	11.8	10.1
Total long-lived assets	$782.4	$651.4

18. Allowance for Doubtful Accounts

The following table summarizes changes in the valuation of the allowance for doubtful accounts for each balance sheet period presented (in millions):

	Year Ended December 31, 2022	Year Ended September 30, 2021
Beginning Balance	$ 16.1	$ 17.9
Charged to Operations	14.2	9.7
Write-offs	(13.1)	(11.3)
Ending Balance	$ 17.2	$ 16.3

19. Fair Value Measurement

As of December 31, 2022, the carrying amount of cash and cash equivalents, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses approximated fair value because of the short-term nature of these instruments. The Company measures its cash equivalents at amortized cost, which approximates fair value based upon quoted market prices (Level 1).

As of December 31, 2022, based upon recent trading prices (Level 2), the fair value of the Company's $300.0 million 2026 Senior Notes was $281.6 million and the fair value of the $350.0 million 2029 Senior Notes was $293.1 million.

As of December 31, 2022, the fair value of the Company's term loan and revolving lines of credit approximated the amount outstanding. The Company estimates the fair value of its term loan and revolving lines of credit by discounting the future cash flows of each instrument using estimated market rates of debt instruments with similar maturities and credit profiles (Level 3).

20. Employee Benefit Plans

The Company maintains defined contribution plans covering non-union employees of the Company who have 90 days of service and are at least 21 years old. Employees covered by a collective bargaining agreement are generally excluded from participation. All employees who are non-resident aliens are also excluded from participation. An eligible employee may elect to make a before-tax contribution of between 1% and 100% of his or her compensation through payroll deductions, not to exceed the annual limit set by law. The Company currently matches the first 50% of participant contributions limited to 6% of a participant's gross compensation (maximum Company match is 3%). The combined total expense for this plan and a similar plan for Canadian employees for the year ended December 31, 2022, three months ended December 31, 2021, and years ended September 30, 2021 and 2020 was $13.4 million, $4.5 million, $12.4 million, and $12.1 million, respectively.

The Company also participates in multi-employer defined benefit plans for which it is not the sponsor. The aggregated expense for these plans for the year ended December 31, 2022, three months ended December 31, 2021, and years ended September 30, 2021 and 2020 was $3.7 million, $0.4 million, $2.1 million, and $2.5 million, respectively. Withdrawal from participation in one of these plans requires the Company to make a lump-sum contribution to the plan, and the Company's withdrawal liability depends on the extent of the plan's funding of vested benefits, among other factors.

21. Financial Derivatives

The Company uses interest rate derivative instruments to manage the risk related to fluctuating cash flows from interest rate changes by converting a portion of its variable-rate borrowings into fixed-rate borrowings.

On September 11, 2019, the Company entered into two interest rate swap agreements to manage the interest rate risk associated with the variable rate on the Company's previous term loan. Each swap agreement has a notional amount of $250.0 million. As part of the 2021 Debt Refinancing, Beacon refinanced its previous term loan, resulting in the issuance of the 2028 Term Loan; the two interest rate swaps were designed and executed such that they continue to hedge against a total notional amount of $500.0 million related to the refinanced 2028 Term Loan. One agreement (the "5-year swap") will expire on August 30, 2024 and swaps the thirty-day LIBOR with a fixed-rate of 1.49%. The second agreement (the "3-year swap") expired on August 30, 2022 and swapped the thirty-day LIBOR with a fixed-rate of 1.50%. At the inception of the swap agreements, the Company determined that both swaps qualified for cash flow hedge accounting under ASC 815. Therefore, changes in the fair value of the swaps, net of taxes, will be recognized in other comprehensive income each period, then reclassified into the consolidated statements of operations as a component of interest expense, financing costs and other in the period in which the hedged transaction affects earnings.

The effectiveness of the outstanding 5-year swap will be assessed qualitatively by the Company during the life of the hedge by (i) comparing the current terms of the hedge with the related hedged debt to assure they continue to coincide and (ii) through an evaluation of the ability of the counterparty to the hedge to honor its obligations under the hedge. The Company performed a qualitative analysis as of December 31, 2022 and concluded that the outstanding 5-year swap continues to meet the requirements under ASC 815 to qualify for cash flow hedge accounting. As of December 31, 2022, the fair value of the 5-year swap, net of tax, was $9.7 million in favor of the Company.

The Company records any differences paid or received on its interest rate hedges to interest expense, financing costs and other within the consolidated statements of operations. The following table summarizes the combined fair values, net of tax, of the interest rate derivative instruments (in millions):

| | | Net Assets (Liabilities) as of | |
| | Fair Value Hierarchy | December 31, 2022 | September 30, 2021 |
Instrument			
Designated interest rate swaps[1]	Level 2	$9.7	$(7.7)

1. Assets are included in the consolidated balance sheets in prepaid expenses and other current assets, while liabilities are included in accrued expenses.

The fair value of the interest rate swaps is determined through the use of a pricing model, which utilizes verifiable inputs such as market interest rates that are observable at commonly quoted intervals (generally referred to as the "LIBOR Curve") for the full terms of the hedge agreements. These values reflect a Level 2 measurement under the applicable fair value hierarchy.

The following table summarizes the amounts of gain (loss) on the interest rate derivative instruments recognized in other comprehensive income (in millions):

| | Year Ended December 31, 2022 | Three Months Ended December 31, 2021 | Year Ended September 30, | |
Instrument			2021	2020
Designated interest rate swaps	$13.8	$3.6	$7.3	$(13.4)

22. Subsequent Events

On February 24, 2022, the Company announced a program to repurchase up to $500.0 million of its common stock. As of December 31, 2022, the Company had approximately $112.1 million of the original authorization remaining to repurchase shares. On February 23, 2023, the Company announced that its Board has authorized and approved an increase of the program by approximately $387.9 million, permitting future share repurchases of $500.0 million.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

1. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2022. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were (1) designed to ensure that material information relating to Beacon Roofing Supply, Inc., including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) designed to be effective, and were effective, in that they provide reasonable assurance of achieving their objectives, including that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (b) accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures.

The scope of management's assessment of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022 includes all of our consolidated operations except for those disclosure controls and procedures of Coastal Construction Products that are subsumed by internal controls over financial reporting.

2. Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On November 1, 2022 we completed our acquisition of Coastal Construction Products ("Coastal"). In accordance with SEC Staff guidance permitting a company to exclude an acquired business from management's assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, management excluded the business that we acquired in the Coastal acquisition from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2022. The business that we acquired in the Coastal acquisition represented approximately 5% of the Company's total assets as of December 31, 2022 and 0.5% of the Company's consolidated net sales for the year ended December 31, 2022.

Aside from the aforementioned Coastal exclusion, our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2022, using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment, we believe that, as of December 31, 2022, our internal control over financial reporting is effective at the reasonable assurance level based on those criteria.

Our Independent Registered Public Accounting Firm has issued a report on our internal control over financial reporting. This report appears below.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors of

Beacon Roofing Supply, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Beacon Roofing Supply, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Beacon Roofing Supply, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Coastal Construction Products (acquired on November 1, 2022), which is included in the 2022 financial statements of the Company and constituted approximately 5% of total assets as of December 31, 2022 and 0.5% of net sales for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Coastal Construction Products.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Beacon Roofing Supply, Inc. as of December 31, 2022 and September 30, 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for the year ended December 31, 2022, the three months ended December 31, 2021, and each of the two years in the period ended September 30, 2021, and the related notes and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Tysons, Virginia
February 24, 2023

(c) Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) occurred during the fiscal quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference to our definitive proxy statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to our definitive proxy statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to our definitive proxy statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference to our definitive proxy statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to our definitive proxy statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The following financial statements of our Company and Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8 of this Report:

- Report of Independent Registered Public Accounting Firm

- Consolidated Balance Sheets as of December 31, 2022 and September 30, 2021

- Consolidated Statements of Operations for the year ended December 31, 2022, three months ended December 31, 2021, and years ended September 30, 2021 and 2020

- Consolidated Statements of Comprehensive Income for the year ended December 31, 2022, three months ended December 31, 2021, and years ended September 30, 2021 and 2020

- Consolidated Statements of Stockholders' Equity for the year ended December 31, 2022, three months ended December 31, 2021, and years ended September 30, 2021 and 2020

- Consolidated Statements of Cash Flows for the year ended December 31, 2022, three months ended December 31, 2021, and years ended September 30, 2021 and 2020

- Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Financial statement schedules have been omitted because they are either not applicable or the required information has been disclosed in the financial statements or notes thereto.

(3) Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
2.1	Stock Purchase Agreement, dated as of August 24, 2017, by and among Beacon Roofing Supply, Inc., as Buyer, Oldcastle, Inc., as Parent, and Oldcastle Distribution, Inc., as Seller.	8-K	2.1	August 24, 2017
2.2	Equity Purchase Agreement, dated as of December 20, 2020, by and between Beacon Roofing Supply, Inc. and ASP Sailor Acquisition Corp.	8-K	2.1	December 21, 2020
3.1	Second Amended and Restated Certificate of Incorporation of Beacon Roofing Supply, Inc.	10-K	3.1	December 23, 2004
3.2	By-Laws of Beacon Roofing Supply, Inc. (effective August 11, 2021).	8-K	3.1	August 17, 2021
3.3	Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Participating Preferred Stock of Beacon Roofing Supply, Inc.	8-K	3.1	January 5, 2018
4.1	Description of Common Stock	10-K	4.1	November 26, 2019

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
4.2	Indenture, dated as of October 9, 2019, by and among Beacon Roofing Supply, Inc., the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee and collateral agent.	8-K	4.1	October 9, 2019
4.3	Form of 4.500% Senior Secured Notes due 2026 (included as Exhibit A to the Indenture incorporated by reference as Exhibit 4.2).	8-K	4.2	October 9, 2019
4.4	Indenture, dated as of May 10, 2021, by and among Beacon Roofing Supply, Inc., the subsidiary guarantor party thereto, and U.S. Bank National Association, as trustee.	8-K	4.1	May 10, 2021
4.5	Form of 4.125% Senior Notes due 2029 (included as Exhibit A to the Indenture incorporated by reference as Exhibit 4.4).	8-K	4.2	May 10, 2021
10.1	Amended and Restated Term Loan Credit Agreement, dated May 19, 2021, by and among Beacon Roofing Supply, Inc., as borrower, Citibank, N.A., as administrative agent and collateral agent, and the lenders from time to time party thereto.	8-K	10.1	May 21, 2021
10.2	Second Amended and Restated Credit Agreement, dated May 19, 2021, by and among Beacon Roofing Supply, Inc., as a guarantor, certain subsidiaries of Beacon Roofing Supply, Inc. party thereto as borrowers, and lenders from time to time party thereto and Wells Fargo Bank, N.A., as administrative agent for the lenders.	8-K	10.2	May 21, 2021
10.3	Investment Agreement, dated as of August 24, 2017, by and among Beacon Roofing Supply, Inc., CD&R Boulder Holdings, L.P. and Clayton, Dubilier & Rice Fund IX, L.P. (solely for purposes of Sections 4.13 and 4.14 thereof), including the form of Certificate of Designations and Registration Rights Agreement attached as Exhibits A and B thereto, respectively.	8-K	10.1	August 24, 2017
10.4	Letter Agreement, dated as of November 20, 2018, by and among Beacon Roofing Supply, Inc., CD&R Boulder Holdings, L.P. and Clayton, Dubilier & Rice Fund IX, L.P. (solely for the purposes described therein)	8-K	10.1	November 21, 2018
10.5	Letter Agreement, dated February 13, 2019, by and among Beacon Roofing Supply, Inc., CD&R Boulder Holdings, L.P. and Clayton, Dubilier & Rice Fund IX, L.P. (solely for the purposes described therein)	10-Q	10.1	May 8, 2019
10.6	Registration Rights Agreement, dated as of January 2, 2018, by and between Beacon Roofing Supply, Inc. and CD&R Boulder Holdings, L.P.	8-K	10.4	January 5, 2018

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
10.7	Amendment and Restatement of Section 2(a) of the Registration Rights Agreement, dated June 11, 2019	10-Q	10.1	August 7, 2019
10.8+	Description of Beacon Roofing Supply, Inc. Executive Annual Incentive Plan	10-Q	10.1	February 4, 2022
10.9+	Beacon Roofing Supply, Inc. Amended and Restated 2004 Stock Plan	DEF 14A	Appendix A	January 7, 2011
10.10+	First Amendment dated as of October 31, 2011 to the Beacon Roofing Supply, Inc. 2004 Stock Plan	10-K	10.10	November 29, 2011
10.11+	Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan	DEF 14A	Appendix A	January 9, 2020
10.12+	Form of Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan Restricted Stock Unit Award Agreement for Non-Employee Directors (Settle at Retirement).	10-Q	10.1	May 6, 2022
10.13+	Form of Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan Restricted Stock Unit Award Agreement for Non-Employee Directors (Settle at Vest).	10-Q	10.2	May 6, 2022
10.14+	Form of Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan Performance-Based Restricted Stock Unit Award Agreement for Employees	10-Q	10.3	May 6, 2022
10.15+	Form of Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan Time-Based Restricted Stock Unit Award Agreement for Employees	10-Q	10.4	May 6, 2022
10.16+	Form of Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan Stock Option Agreement	10-Q	10.5	May 6, 2022
10.17+	Form of Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan A25 Performance and Time-Based Restricted Stock Unit Award Agreement.	8-K	10.1	March 14, 2022
10.18+	Executive Severance and Restrictive Covenant Agreement, dated as of September 10, 2020, between Beacon Roofing Supply, Inc., Beacon Sales Acquisition, Inc. and Julian G. Francis.	10-K	10.19	November 20, 2020
10.19+	Form of Executive Severance and Restrictive Covenant Agreement between Beacon Roofing Supply, Inc., Beacon Sales Acquisition, Inc. and executive officers and certain senior management.	10-K	10.20	November 20, 2020
10.20+	Form of Indemnification Agreement between Beacon Roofing Supply, Inc. and directors, executive officers and certain other officers.	8-K	10.1	November 17, 2021

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
21*	Subsidiaries of Beacon Roofing Supply, Inc.			
23.1*	Consent of Independent Registered Public Accounting Firm			
31.1*	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
31.2*	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
32.1*	CEO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
32.2*	CFO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
101*	101.INS Inline XBRL Instance–the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. 101.SCH Inline XBRL Taxonomy Extension Schema 101.CAL Inline XBRL Taxonomy Extension Calculation 101.PRE Inline XBRL Taxonomy Extension Presentation 101.LAB Inline XBRL Taxonomy Extension Labels 101.DEF Inline XBRL Taxonomy Extension Definition			
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)			

+ Management contract or compensatory plan/arrangement

* Filed herewith

ITEM 16. 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEACON ROOFING SUPPLY, INC. (REGISTRANT)

Date: February 24, 2023

By: /s/ FRANK A. LONEGRO

Frank A. Lonegro
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ PHILIP W. KNISELY Philip W. Knisely	Chairman	February 24, 2023
/s/ JULIAN G. FRANCIS Julian G. Francis	President and Chief Executive Officer	February 24, 2023
/s/ FRANK A. LONEGRO Frank A. Lonegro	Executive Vice President and Chief Financial Officer	February 24, 2023
/s/ SAMUEL M. GUZMAN JR. Samuel M. Guzman Jr.	Vice President and Chief Accounting Officer	February 24, 2023
/s/ CARL T. BERQUIST Carl T. Berquist	Director	February 24, 2023
/s/ BARBARA G. FAST Barbara G. Fast	Director	February 24, 2023
/s/ RICHARD W. FROST Richard W. Frost	Director	February 24, 2023
/s/ ALAN GERSHENHORN Alan Gershenhorn	Director	February 24, 2023
/s/ MELANIE M. HART Melanie M. Hart	Director	February 24, 2023
/s/ ROBERT M. MCLAUGHLIN Robert M. McLaughlin	Director	February 24, 2023
/s/ EARL NEWSOME Earl Newsome	Director	February 24, 2023

SIGNATURE	TITLE	DATE
/s/ NEIL S. NOVICH Neil S. Novich	Director	February 24, 2023
/s/ STUART A. RANDLE Stuart A. Randle	Director	February 24, 2023
/s/ NATHAN K. SLEEPER Nathan K. Sleeper	Director	February 24, 2023
/s/ DOUGLAS L. YOUNG Douglas L. Young	Director	February 24, 2023

[THIS PAGE INTENTIONALLY LEFT BLANK]

NON-GAAP FINANCIAL MEASURES

This annual report makes reference to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Loss) and Adjusted Operating Expense, which are non-GAAP financial measures. For a reconciliation of these measures to the most directly comparable GAAP measures, please see the "Non-GAAP Financial Measures" section contained in the Company's most recent Form 10-K that is included within this annual report. The "Non-GAAP Financial Measures" section also contains a discussion of how we use these non-GAAP financial measures, why we present them to investors, and their material limitations.

FORWARD-LOOKING STATEMENTS

This annual report contains information about management's view of our company's future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, those set forth in the "Risk Factors" section of our latest Form 10-K included with this annual report, and readers are cautioned not to place undue reliance on any forward-looking statements. In addition, the forward-looking statements included in this annual report represent our views as of the date of this annual report and these views could change. However, while we may elect to update these forward-looking statements at some point, we specifically disclaim any obligation to do so other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this annual report.

EXECUTIVE COMMITTEE

Julian Francis
President & Chief Executive Officer

Jonathan Bennett
Executive Vice President
& Chief Commercial Officer

Munroe Best
President,
South Division

Carmelo Carrubba
Vice President, Strategy & Transformation

Brendan Daly
Executive Vice President,
Operations Excellence

Jake Gosa
President,
North Division

Martin Harrell
President,
Waterproofing Division

Jennifer Lewis
Vice President, Communications &
Corporate Social Responsibility

Frank Lonegro
Executive Vice President & Chief
Financial Officer

Sean McDevitt
Executive Vice President
& Chief Human Resources Officer

Chris Nelson
Executive Vice President & Chief
Information Officer

Christine Reddy
Executive Vice President, General
Counsel and Corporate Secretary

Jason Taylor
President,
West Division

BOARD OF DIRECTORS

Philip W. Knisely
Chairman; Operating Partner at Clayton,
Dubilier & Rice, LLC

Julian G. Francis
President and CEO of Beacon

Barbara G. Fast
Strategic Advisor for Sierra Nevada Corporation,
Axellio, Inc. and Huvr, Inc.

Richard W. Frost
Former CEO and director of Louisiana-Pacific
Corporation

Alan Gershenhorn
Chairman and CEO of Logistics Innovation
Technologies Corp.

Melanie M. Hart
Vice President, CFO and Treasurer of
Pool Corporation

Racquel H. Mason
Former Chief Marketing Officer of Elanco
Animal Health Incorporated

Robert M. McLaughlin
Former Senior Vice President and CFO of
Airgas, Inc.

Earl Newsome, Jr.
Chief Information Officer of Cummins Inc.

Neil S. Novich
Former Chairman, President and CEO of
Ryerson Inc.

Stuart A. Randle
Lead Independent Director; Former CEO
of Ivenix

Nathan K. Sleeper
CEO and Partner at Clayton, Dubilier &
Rice, LLC

Douglas L. Young
Executive Vice President of Lennox
International Inc.

BEACON BUILDING PRODUCTS
505 Huntmar Park Drive, Suite 300 | Herndon, VA 20170
Phone: 571.323.3939 | www.BECN.com





FORM 10-K

Additional copies of the Company's Annual Report on Form 10-K are available from the Company at no charge. Requests should be directed to the Company's corporate headquarters at the address or telephone number set forth above, attention Corporate Secretary.

BEACON SHARES

The shares of Beacon Roofing Supply, Inc. are traded on the Nasdaq Global Select Market under the symbol BECN.

ON THE INTERNET

Interested investors may visit the Company's web site at www.BECN.com for updated information, including press releases, share trading data and SEC filings.

ANNUAL MEETING

May 17, 2023 (8:00 a.m. ET)
505 Huntmar Park Drive
Herndon, VA 20170

TRANSFER AGENT AND REGISTRAR

Computershare
462 South 4th Street Suite 1600
Louisville, KY 40202

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
1775 Tysons Blvd.
Tysons, VA 22102